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As filed with the Securities and Exchange Commission on April 11, 2006

Registration Number 333-133032

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
TO

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DexCom, Inc.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	33-0857544 (I.R.S. Employer Identification Number)

DexCom, Inc.
5555 Oberlin Drive
San Diego, California 92121
(858) 200-0200
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Andrew P. Rasdal
President and Chief Executive Officer
DexCom, Inc.
5555 Oberlin Drive
San Diego, California 92121
(858) 200-0200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gordon K. Davidson, Esq. Robert A. Freedman, Esq. Scott J. Leichtner, Esq. FENWICK & WEST LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Charles Ruck, Esq. Shayne Kennedy, Esq. LATHAM & WATKINS LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated April 11, 2006

4,132,500 Shares

DEXCOM, INC.

Common Stock

$         per share

•
DexCom, Inc. is offering 1,200,000 shares and the selling stockholders are offering 2,932,500 shares. We will not receive any proceeds from the sale of our shares by the selling stockholders.

•
The last reported sale price of our common stock on April 10, 2006 was $19.86 per share.

•
Trading Symbol:
NASDAQ National Market — DXCM.

This investment involves risk. See "Risk Factors" beginning on page 8.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to DexCom, Inc.	$	$
Proceeds, before expenses, to the selling stockholders.	$	$

The underwriters have a 30-day option to purchase up to 619,875 additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray	First Albany Capital
Lazard Capital Markets	Montgomery & Co., LLC

The date of this prospectus is                             , 2006.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover of this prospectus, but the information may have changed since that date.

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read the more detailed information set out in this prospectus, especially the risks of investing in our common stock that we discuss under the "Risk Factors" section, as well as the financial statements and the related notes to those statements included elsewhere in this prospectus. References in this prospectus to "we," "us," "our" and "DexCom" refer to DexCom, Inc. unless the context requires otherwise.

Overview

We are a medical device company focused on the design, development and commercialization of continuous glucose monitoring systems for people with diabetes. On March 24, 2006, we received approval from the U.S. Food and Drug Administration, or FDA, for our Short-Term Continuous Glucose Monitoring System, or STS™, and have launched this product throughout the United States. Our approval allows for the use of our STS by adults with diabetes to detect trends and track glucose patterns, to aid in the detection of hypoglycemia and hyperglycemia and to facilitate acute and long-term therapy adjustments. Hypoglycemia occurs when the body's blood glucose, or blood sugar, levels are lower than the normal range, and hyperglycemia occurs when the body's blood glucose levels are higher than the normal range. Our STS is indicated for use as an adjunctive device to complement, not replace, information obtained from standard home blood glucose monitoring devices. Our STS must be prescribed by a physician and includes a disposable sensor, a transmitter and a small cell phone-sized receiver. The sensor is inserted by a patient and used continuously for three days after which it is removed and may be replaced by a new sensor. Upon insertion, our STS wirelessly transmits the patient's blood glucose levels to the receiver, which allows the patient to view real-time and trended blood glucose information with the touch of a button and alerts the patient when blood glucose levels are inappropriately high or low. Studies have demonstrated that patients who intensely managed blood glucose levels delayed the onset and slowed the progression of diabetes-related complications. Our glucose monitoring systems are also designed to offer convenience and comfort to diabetes patients, and to have an intuitive user interface.

We commenced initial commercial shipments of our STS in the United States on March 28, 2006. To support our national product launch, we have built a direct sales organization to call on endocrinologists, physicians and diabetes educators who can educate and influence patient adoption of continuous glucose monitoring. To complement our direct sales efforts, we intend to employ clinical specialists who will educate and provide clinical support, and we currently offer 24-hour customer service and technical support. We are expanding our manufacturing capacity in our current facility and have also signed a lease for an additional 66,400 square foot manufacturing facility in San Diego, California.

We are leveraging our technology platform to enhance the capabilities for our STS and develop additional continuous glucose monitoring products. We are continuing clinical development on our next generation STS, which is expected to be used continuously for seven days, and expect to file an application for pre market approval, or PMA, for this product by the middle of 2006. Our STS is not currently approved as a substitute for single-point finger stick devices. We have initiated feasibility studies to evaluate the trial design and sensor performance we believe may be appropriate for obtaining approval from the FDA for the use of our STS as the sole basis for making therapeutic adjustments, which we refer to as replacement claim labeling. By the end of 2006, we expect to complete a pivotal trial to seek replacement claim labeling from the FDA. In addition, we expect to complete a trial by the end of 2006 to support a PMA supplement to obtain a pediatric indication for our STS. We are also developing a product for the in-hospital monitoring market, which we believe may be as large as the ambulatory monitoring market, and expect to complete feasibility studies by the end of 2006. Finally, we are continuing development of a long-term continuous blood glucose monitoring system with a sensor that can be implanted by a physician in a short outpatient procedure requiring only local anesthesia. We have recently implanted long-term sensors in seven patients in New Zealand.

Market Opportunity

Diabetes is a chronic, life-threatening disease for which there is no known cure. The disease is caused by the body's inability to produce or effectively utilize the hormone insulin. This inability prevents the body from adequately regulating blood glucose levels. As of 2000, approximately 171 million people suffered from diabetes worldwide. In 2005, there were an estimated 14.6 million diagnosed diabetes patients in the United States, with 1.5 milion new cases of diabetes diagnosed. The increased prevalence of diabetes is a result of an aging population, inappropriate diets and increasingly sedentary lifestyles. According to an article published in Diabetes Care in 2003, diabetes is the fifth leading cause of death by disease in the United States, and complications related to diabetes include heart disease, limb amputations, loss of kidney function and blindness.

Diabetes is typically classified into two major groups: Type 1 and Type 2. Type 1 diabetes patients suffer from an absence of insulin and require frequent insulin injections in order to regulate and maintain blood glucose levels. Type 2 diabetes patients are unable to produce sufficient levels of insulin or become insulin resistant and, depending on the severity, may require diet and nutrition management, exercise, oral medications or insulin injections to regulate blood glucose levels. We estimate that there are approximately 1.5 million diagnosed Type 1 diabetes patients and 2.6 million Type 2 patients who use insulin in the United States.

There are various subgroups of patients, including in-hospital and pediatric patients, who present significant diabetes management challenges. According to the U.S. Center for Health Statistics, as of 1997, there were more than 4.2 million hospitalizations annually among people with diabetes. Diabetic patients stay in the hospital on average one to three days longer than patients without diabetes. In addition, according to a Diabetes Care article, as of 1998, as many as 1.5 million hospitalized patients have significant hyperglycemia but no history of diabetes. A study of over 1,500 hospitalized patients, of which only 13% had a history of diabetes, concluded that intensive insulin therapy to maintain blood glucose levels reduced mortality among critically ill patients in the surgical intensive care unit and improved patient outcomes. About 75% of all newly diagnosed cases of Type 1 diabetes in the United States occur in people under 18 years old. In addition, Type 2 diabetes is occurring with increasing frequency in young people, largely as a result of the increase in obesity amongst children.

The American Diabetes Association, or ADA, estimates that the direct medical costs and indirect expenditures attributable to diabetes in the United States were $132 billion in 2002, and could reach $156 billion by 2010. Of the $132 billion in overall expenses, the ADA estimates that approximately $92 billion were direct medical costs. A portion of that amount is attributable to the costs associated with monitoring blood glucose levels. According to industry sources, the worldwide market for personal glucose monitoring systems and related disposables, which includes test strips and lancets, was approximately $6.2 billion in 2005, and is expected to grow to $8.9 billion in 2008.

Importance of Glucose Monitoring

Blood glucose levels can be affected by many factors, including the carbohydrate and fat content of meals, exercise, stress, illness or impending illness, hormonal releases, variability in insulin absorption and changes in the effects of insulin in the body. As a result, blood glucose levels may fluctuate throughout the day and patients are often unaware that their levels are too high or too low. According to the ADA, an important component of effective diabetes management is frequent monitoring of blood glucose levels. The landmark 1993 Diabetes Control and Complications Trial, or DCCT, consisting of patients with Type 1 diabetes, and the 1998 UK Prospective Diabetes Study, consisting of patients with Type 2 diabetes, demonstrated that patients who intensely managed blood glucose levels delayed the onset and slowed the progression of diabetes-related complications. In the DCCT, a major component of intensive management was monitoring blood glucose levels at least four times per day. In addition, a peer-reviewed study that appeared in the December 2005 edition of the New England Journal of Medicine concluded that intensive diabetes therapy has long-term beneficial effects on the risk of cardiovascular disease in patients with Type 1 diabetes. Despite evidence that intensive glucose management reduces the long-term complications associated with diabetes, industry sources estimated in 2001 that people with diabetes test, on average, less than twice per day.

Limitations of Existing Glucose Monitoring Products

Single-point finger stick devices are the most prevalent devices for glucose monitoring. These devices require taking a blood sample with a finger stick, placing a drop of blood on a test strip and inserting the strip into a glucose meter that yields a single point in time blood glucose measurement. We believe that these devices suffer from several limitations, including:

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  Inconvenience. Patients using single-point finger stick devices must stop whatever they are doing several times per day, self-inflict a painful prick and draw blood to measure blood glucose levels. This process is inconvenient and may cause uneasiness in social situations.

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  Limited Information. Even if patients test several times each day, each measurement represents a single blood glucose value at a single point in time. Because patients only have single-point data, they do not gain sufficient information to indicate the direction of change in their blood glucose levels. Without the ability to determine whether their blood glucose level is rising, falling or holding constant, the patient's ability to effectively manage and maintain blood glucose levels within normal ranges is severely limited.

  •
  Difficulty of Use. To obtain a glucose level reading with a single-point finger stick device, patients conduct a multiple-step process to obtain a blood sample and measure their glucose level with a blood glucose meter. This task is more difficult for patients with decreased tactile sensation and visual acuity, which are common complications of diabetes.

  •
  Pain. Although the fingertips are rich in blood flow and provide a good site to obtain a blood sample, they are also densely populated with highly sensitive nerve endings. As a result, lancing, subsequent manipulation of the finger to draw blood and multiple finger sticks can be painful.

Several companies have attempted to address the limitations of single-point finger stick devices by developing continuous glucose monitoring systems. To date, in addition to our STS, three continuous glucose monitors have received FDA approval. We believe that one of the products is no longer actively marketed. Another continuous glucose monitor is approved for physician interpretation only and does not allow patients to see their blood glucose trends real-time. Finally, a third approved continuous monitoring device provides real-time glucose values without any trend information and alerts the patient at inappropriately high or low glucose levels. We believe that none of the products that have received FDA approval are labeled for more than three days of use or for use as a replacement for single-point finger stick devices.

We believe a significant market opportunity exists for a glucose monitoring system that provides continuous blood glucose information, including trends, and that is convenient and easy to use.

The DexCom Solution

Our STS offers the following advantages to diabetes patients:

  •
  Convenience. We believe that convenience is the paramount factor in achieving widespread adoption of a continuous blood glucose monitoring system. Our sensors continuously measure and record the patient's blood glucose level and wirelessly transmit blood glucose values at specific intervals to a small cell phone-sized receiver throughout the day and night. The patient can check his or her blood glucose level and trend information at any time with the touch of a button.

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  Access to Real-Time Values and Trend Information. By pushing a button, patients can view their current blood glucose value, along with a graphical display of one-, three- or nine-hour trend information. Access to continuous real-time blood glucose measurements provides patients with information that may aid in attaining better glucose control. Additionally, our STS alerts patients when their blood glucose approaches inappropriately high or low levels so that they may intervene.

  •
  Intuitive Patient Interface. We have extensive experience in the clinical trial setting with real-time usage of our continuous glucose monitoring technology, and as a result, have developed a patient interface that we believe is intuitive and easy to use. Our receiver's ergonomic design includes user-friendly buttons, an easy-to-read display, simple navigation tools, audible alerts and graphical display of trend information.

  •
  Comfort. Our STS provides patients with the benefits of continuous monitoring, without having to perform finger stick tests for every measurement. Additionally, the disposable sensor electrode that is inserted under the skin is a very thin wire, and the external portion of the sensor, including the transmitter, is small, has a low profile and is designed to be easily worn under clothing. Finally, the wireless receiver is the size of a small cell phone and can be carried discreetly in a pocket or purse.

In a peer-reviewed article based on our approval support trial, patients demonstrated statistically significant improvements in blood glucose levels. When compared to patients relying solely on single-point finger stick measurements, patients with access to continuous data from our STS reduced time spent hyperglycemic by 23%, reduced time spent hypoglycemic by 21% and increased time spent in the target range by 26% in just nine consecutive days of use. This article was published by the clinical investigators of our approval support trial in the January 2006 edition of Diabetes Care.

While we believe our STS offers these advantages, patients may not perceive the benefits of continuous glucose monitoring and may be unwilling to change their current treatment regimens. Furthermore, we do not expect that our STS will appeal to all types of diabetes patients. Our STS requires a patient to insert a disposable sensor electrode under their skin at least every three days. Patients could find this process to be uncomfortable or inconvenient. Patients may be unwilling to insert a sensor in their body, especially if their current diabetes management involves no more than two finger sticks per day. Additionally, our STS is not approved as a replacement device for single-point finger stick devices, must be calibrated twice per day using single-point finger stick measurements and may be more costly to use.

Our Strategy

Our objective is to become the leading provider of continuous glucose monitoring systems and related products to enable people with diabetes to more conveniently and effectively manage their disease. To achieve this objective, we are pursuing the following business strategies:

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  Establish our technology platform as the leading approach to continuous glucose monitoring;

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  Drive the adoption of our products through a direct sales and marketing effort;

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  Expand the use of our products to other patient care settings and patient demographics;

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  Leverage our product development expertise to rapidly bring products to market;

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  Provide a high level of customer support, service and education; and

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  Pursue the highest safety and quality levels for our products.

Risk Factors

Our business is subject to numerous risks, as more fully described in the section entitled "Risk Factors" immediately following this prospectus summary on page 8.

Corporate Information

We were incorporated in Delaware in May 1999. Our principal offices are located at 5555 Oberlin Drive, San Diego, California 92121, and our telephone number is (858) 200-0200. Our World Wide Web address is http://www.dexcom.com. The information found on, or accessible through, our website is not a part of this prospectus.

We are seeking to register our trademark DEXCOM with the U.S. Patent and Trademark Office. However, our application has been opposed. We intend to vigorously defend against the opposition, but cannot assure you that we will succeed in these efforts. We also have a trademark application pending in the United States for STS. All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered:
By DexCom, Inc.	1,200,000 shares
By the selling stockholders	2,932,500 shares
Total	4,132,500 shares
Common stock to be outstanding after this offering	26,616,559 shares
Use of proceeds
We intend to use the net proceeds of this offering for manufacturing infrastructure, selling, general and administrative expenses, conducting clinical trials and other research and development, working capital and general corporate purposes. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See "Use of Proceeds."
NASDAQ National Market symbol	DXCM

The number of shares of common stock to be outstanding after this offering is based on 25,416,559 shares outstanding as of December 31, 2005, and excludes:

  •
  43,729 shares of common stock issuable upon exercise of an outstanding warrant with an exercise price of $5.38 per share;

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  3,557,395 shares of common stock subject to outstanding options as of December 31, 2005 at a weighted average exercise price of $4.33 per share;

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  2,419,753 shares of common stock reserved for future grant or issuance as of December 31, 2005 under our 2005 equity incentive plan and 2005 employee stock purchase plan; and

  •
  automatic annual increases in the number of shares of common stock reserved for issuance under our 2005 equity incentive plan and 2005 employee stock purchase plan. On January 1, 2006, the authorized number of shares under the 2005 equity incentive plan and 2005 employee stock purchase plan were increased by 762,496 and 254,165, respectively.

Except as otherwise noted, all information in the prospectus assumes no exercise of the underwriters' over-allotment option.

Summary Financial Data

The following table summarizes our financial data. The statements of operations data for the years ended December 31, 2003, 2004 and 2005 and for the period from May 13, 1999 (inception) through December 31, 2005 and the balance sheet data as of December 31, 2005 have been derived from our audited financial statements included elsewhere in this prospectus. You should read this data together with our financial statements and related notes to those statements included elsewhere in this prospectus and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

				Period from May 13, 1999 (inception) through December 31, 2005
	Years Ended December 31,
	2003	2004	2005
	(in thousands, except share and per share data)
Statements of Operations Data:
Costs and expenses:
Research and development	$8,935	$12,179	$25,497	$61,609
Selling, general and administrative	1,250	1,440	5,147	12,737
Stock-based compensation:
Research and development	—	291	1,273	1,564
Selling, general and administrative	—	157	513	671

Total costs and expenses	10,185	14,067	32,430	76,581
Interest and other income, net	270	121	1,662	3,067

Net loss	(9,915)	(13,946)	(30,768)	(73,514)
Accretion to redemption value of Series B, Series C and Series D redeemable convertible preferred stock	(3,234)	(3,235)	(122)	(10,261)

Net loss attributable to common stockholders	$(13,149)	$(17,181)	$(30,890)	$(83,775)

Basic and diluted net loss per share attributable to common stockholders(1)	$(6.06)	$(7.51)	$(1.63)

Shares used to compute basic and diluted net loss per share attributable to common stockholders(1)	2,169,922	2,286,320	18,994,208

	As of December 31, 2005
	Actual	As Adjusted(2)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term marketable securities	$50,525	$72,127
Working capital	43,939	65,541
Total assets	56,726	78,328
Total stockholders' equity	49,412	71,014

(1)See Note 2 of the notes to our financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders.

(2)On an as adjusted basis to reflect the sale of 1,200,000 shares of our common stock by us in this offering at the assumed public offering price of $19.86 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed public offering price of $19.86 per share would increase or decrease, respectively, each of these line items by approximately $1.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that case, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our operations and business results.

Risks Related to Our Business

We are a development stage company and our STS may never achieve market acceptance.

We are a development stage medical device company with a limited operating history. We received approval from the FDA for our STS on March 24, 2006 and have recently launched this product throughout the United States. We expect that sales of our STS, which consists of a cell phone-sized receiver, transmitter and diposable sensor, will account for substantially all of our revenue for the foreseeable future. However, we do not have any experience in selling our products and we might be unable to successfully commercialize our STS for a number of reasons, including:

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  market acceptance of our STS will largely depend on our ability to demonstrate its relative safety, efficacy, cost-effectiveness and ease of use;

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  our inexperience in marketing, selling and distributing our products;

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  we may not have adequate financial or other resources to successfully commercialize our STS;

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  we may not be able to manufacture our STS in commercial quantities or at an acceptable cost;

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  the uncertainties associated with establishing and qualifying our new manufacturing facility;

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  our STS is not labeled as a replacement for the information that is obtained from single-point finger stick devices;

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  patients will need to incur the costs of the STS in addition to single-point finger stick devices;

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  patients will not receive reimbursement from third-party payors for their purchase of our STS, which may reduce widespread use of our STS;

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  our STS may not be accepted in the marketplace by physicians and patients;

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  the introduction and acceptance of competing products and technologies;

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  our inability to obtain sufficient quantities of supplies from our sole source suppliers; and

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  rapid technological change may make our technology and our STS obsolete.

Our STS is more invasive than current self-monitored glucose testing systems, including single-point finger stick devices, and patients may be unwilling to insert a sensor in their body, especially if their current diabetes management involves no more than two finger sticks per day. Moreover, patients may not perceive the benefits of continuous glucose monitoring and may be unwilling to change their current treatment regimens. In addition, physicians tend to be slow to change their medical treatment practices because of perceived liability risks arising from the use of new products. Physicians may not recommend or prescribe our STS until there is long-term clinical evidence to convince them to alter their existing treatment methods, there are recommendations from prominent physicians that our STS is effective in monitoring blood glucose levels and reimbursement or insurance coverage is available. We cannot predict when, if ever, physicians and patients may adopt the use of our STS. If our STS does not achieve an adequate level of acceptance by patients, physicians and healthcare payors, we may not generate significant product revenue and we may not become profitable.

We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future.

We have incurred net losses in each year since our inception in May 1999, including a net loss attributable to common stockholders of $30.9 million for the twelve months ended December 31, 2005. As of December 31, 2005, we had a deficit accumulated during the development stage of $83.8 million. We have financed our operations primarily through private placements of our equity securities and our initial public offering, and have devoted substantially all of our resources to research and development relating to our continuous glucose monitoring systems. We expect to incur significant sales and marketing and manufacturing expenses associated with the commercialization of our STS product. In addition, we expect our research and development expenses to increase in connection with our clinical trials and other development activities related to our products. We also expect that our general and administrative expenses will continue to increase due to the additional operational and regulatory burdens applicable to public companies. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. These losses, among other things, have had and will continue to have an adverse effect on our stockholders' equity.

If we are unable to establish adequate sales, marketing and distribution capabilities or enter into and maintain arrangements with third parties to sell, market and distribute our STS, our business may be harmed.

To achieve commercial success for our STS, we must either develop a sales and marketing organization or enter into arrangements with others to market and sell our products. We have recently established a small direct sales force to market our STS in the United States. Our sales organization competes with the experienced and well-funded marketing and sales operations of our competitors. We have limited experience developing and managing a direct sales organization and marketing and distributing our products, and we may be unsuccessful in our attempt to do so. Developing a direct sales organization is a difficult, expensive and time consuming process. To be successful we must:

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  recruit and retain adequate numbers of effective sales personnel;

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  effectively train our sales personnel in the benefits of our products;

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  establish and maintain successful sales and marketing and education programs that encourage endocrinologists, physicians and diabetes educators to recommend our products to their patients; and

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  manage geographically disbursed operations.

If we are unable to develop an adequate sales and marketing organization, or if our direct sales organization is not successful, we may have difficulty achieving market awareness and selling our products.

We may contract with third parties to market and sell our STS in the United States if we are unable to develop an adequate direct sales organization. To the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services in the United States, our product margins could be lower than if we directly marketed and sold our STS. Furthermore, to the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenue received will depend on the skills and efforts of others, and we do not know whether these efforts will be successful. If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenue and may not become profitable.

We have limited manufacturing capabilities and manufacturing personnel, and if our manufacturing capabilities are insufficient to produce an adequate supply of products at appropriate quality levels, our growth could be limited and our business could be harmed.

We currently have limited resources, facilities and experience in commercially manufacturing sufficient quantities to meet expected demand for our STS. In order to produce our STS in the quantities we anticipate will be necessary to meet market demand, we will need to increase our manufacturing capacity by a significant factor over the current level. There are technical challenges to increasing manufacturing capacity, including equipment design and automation, material procurement, problems with production yields and quality control and assurance. Developing commercial-scale manufacturing facilities will require the investment of substantial additional funds and the hiring and retaining of additional management, quality assurance, quality control and technical personnel who have the necessary manufacturing experience. Also, the scaling of manufacturing capacity is subject to numerous risks and uncertainties, such as the availability and suitability of facility space, construction timelines, design, installation and maintenance of manufacturing equipment, among others, which can lead to unexpected delays. In addition, before we can produce our STS for commercial use at the new facility we have recently leased, the facility will have to undergo a pre-approval inspection by the FDA and corresponding state agencies. We cannot assure you that we will be able to develop and expand our manufacturing process and operations or obtain FDA and state agency approval of our new facility in a timely manner or at all. If we are unable to manufacture a sufficient supply of our STS and any future products for which we may receive approval, maintain control over expenses or otherwise adapt to anticipated growth, or if we underestimate growth, we may not have the capability to satisfy market demand and our business will suffer.

Additionally, the production of our STS must occur in a highly controlled and clean environment to minimize particles and other yield- and quality-limiting contaminants. Weaknesses in process control or minute impurities in materials may cause a substantial percentage of defective products in a lot. If we are not able to maintain stringent quality controls, or if contamination problems arise, our clinical development and commercialization efforts could be delayed, which would harm our business and our results of operations.

Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to supply problems and price fluctuations, which could harm our business.

We rely on Flextronics International, Ltd. to manufacture and supply the receiver included as part of our continuous glucose monitoring systems and the circuit boards for our short-term and long-term sensors; we rely on AMI Semiconductor, Inc. to manufacture and supply the application specific integrated circuit, or ASIC, that is incorporated into the transmitter for our continuous glucose monitoring systems; we rely on Vita Needle to manufacture and supply the insertion needle in our STS; and we rely on The Tech Group, which supplies our injection molded components. Each of these suppliers is a sole-source supplier. In some cases, our agreements with these and our other suppliers can be terminated by either party upon short notice. Our contract manufacturers also rely on sole-source suppliers to manufacture some of the components used in our products. Our manufacturers and suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction and environmental factors, any of which could delay or impede their ability to meet our demand. Our reliance on these outside manufacturers and suppliers also subjects us to other risks that could harm our business, including:

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  we are not a major customer of many of our suppliers, and these suppliers may therefore give other customers' needs higher priority than ours;

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  we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;

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  our suppliers may make errors in manufacturing components that could negatively affect the efficacy or safety of our products or cause delays in shipment of our products;

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  we may have difficulty locating and qualifying alternative suppliers for our sole-source supplies;

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  switching components may require product redesign and submission to the FDA of a PMA supplement or possibly a separate PMA, either of which could significantly delay production;

  •
  our suppliers manufacture products for a range of customers, and fluctuations in demand for the products these suppliers manufacture for others may affect their ability to deliver components to us in a timely manner; and

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  our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.

We may not be able to quickly establish additional or replacement suppliers, particularly for our single-source components, in part because of the FDA approval process and because of the custom nature of various parts we design. Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive products.

Abbott Diabetes Care, Inc. has filed a patent infringement lawsuit against us. If we are not successful in defending against its claims, our business could be materially impaired.

On August 11, 2005, Abbott Diabetes Care, Inc., or Abbott, filed a patent infringement lawsuit against us in the United States District Court for the District of Delaware, seeking a declaratory judgment that our short-term glucose monitor infringes certain patents held by Abbott. Abbott could immediately seek a preliminary injunction that, if granted, would force us to stop making, using, selling or offering to sell our STS. Our STS is our only product that is approved for commercial sale, and if we were forced to stop selling it, our business and prospects would suffer. We cannot assure you that Abbott will not file for a preliminary injunction, that we would be successful in defending against such an action if filed or that we can successfully defend ourselves against the claim. In addition, defending against this action could have a number of material and adverse effects on our business, including those discussed in the following risk factor.

We are subject to claims of infringement or misappropriation of the intellectual property rights of others, which could prohibit us from shipping affected products, require us to obtain licenses from third parties or to develop non-infringing alternatives, and subject us to substantial monetary damages and injunctive relief.

Other companies and Abbott could, in the future, assert infringement or misappropriation claims against us with respect to our current or future products. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Therefore, we cannot be certain that we have not infringed the intellectual property rights of such third parties or others. Our competitors may assert that our continuous glucose monitoring systems or the methods we employ in the use of our systems are covered by U.S. or foreign patents held by them. This risk is exacerbated by the fact that there are numerous issued patents and pending patent applications relating to self-monitored glucose testing systems and implantable sensors in the medical technology field. Because patent applications may take years to issue, there may be applications now pending of which we are unaware that may later result in issued patents that our products infringe. There could also be existing patents of which we are unaware that one or more components of our system may inadvertently infringe. As the number of competitors in the market for self-monitored glucose testing systems grows, the possibility of inadvertent patent infringement by us or a patent infringement claim against us increases.

Any infringement or misappropriation claim, including the claim brought by Abbott, could cause us to incur significant costs, could place significant strain on our financial resources, divert management's attention from our business and harm our reputation. If the relevant patents were upheld as valid and enforceable and we were found to infringe, we could be prohibited from selling our product that is found to infringe unless we could obtain licenses to use the technology covered by the patent or are able to design around the patent. We may be unable to obtain a license on terms acceptable to us, if at all, and we may not be able to redesign our products to avoid infringement. Even if we are able to redesign our products to avoid an infringement claim, we may not receive FDA approval for such changes in a timely manner or at all. A court could also order us to pay compensatory damages for such infringement, plus prejudgment interest and could, in addition, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and operating results. A court also could enter orders that temporarily, preliminarily or permanently enjoin us and our customers from making, using, selling or offering to sell, or could enter an order mandating that we undertake certain remedial activities. Depending on the nature of the relief ordered by the court, we could become liable for additional damages to third parties.

Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our technology, which could substantially impair our ability to compete.

Our success and ability to compete is dependent, in part, upon our ability to maintain the proprietary nature of our technologies. We rely on a combination of patent, copyright and trademark law, and trade secrets and nondisclosure agreements to protect our intellectual property. However, such methods may not be adequate to protect us or permit us to gain or maintain a competitive advantage. Our patent applications may not issue as patents in a form that will be advantageous to us, or at all. Our issued patents, and those that may issue in the future, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products.

To protect our proprietary rights, we may in the future need to assert claims of infringement against third parties to protect our intellectual property. The outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable, could result in substantial costs and diversion of resources, and could have a material adverse effect on our financial condition and results of operations regardless of the final outcome of such litigation. In the event of an adverse judgment, a court could hold that some or all of our asserted intellectual property rights are not infringed, invalid or unenforceable, and could award attorney fees.

Despite our efforts to safeguard our unpatented and unregistered intellectual property rights, we may not be successful in doing so or the steps taken by us in this regard may not be adequate to detect or deter misappropriation of our technology or to prevent an unauthorized third party from copying or otherwise obtaining and using our products, technology or other information that we regard as proprietary. Additionally, third parties may be able to design around our patents. Furthermore, the laws of foreign countries may not protect our proprietary rights to the same extent as the laws of the United States. Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our technology, which could substantially impair our ability to compete.

The federal trademark application for the DEXCOM mark has been opposed, and we intend to vigorously defend against the opposition. The opposition proceeding only determines the right to federally register a trademark and cannot result in the award of any damages. We believe that we are entitled to a registration for our DEXCOM mark, but cannot assure you that we will succeed in these efforts. If we are unsuccessful, we could be forced to change our company name or market our products under a different name, which could result in a loss of brand recognition, could require us to retrieve product and interrupt supply and could require us to devote substantial resources to advertising and marketing our products under the new brand.

Our STS does not have reimbursement and is not approved for insurance coverage. If we are unable to obtain acceptable prices or adequate reimbursement for our products from third-party payors, we will be unable to generate significant revenue.

Our STS does not have reimbursement and is not approved for insurance coverage. The availability of insurance coverage and reimbursement for newly approved medical devices is uncertain. In the United States, patients using existing single-point finger stick devices are generally reimbursed all or part of the product cost by Medicare or other third-party payors. The commercial success of our STS in both domestic and international markets will be substantially dependent on whether third-party coverage and reimbursement is available for patients that use our STS. Third-party coverage will be difficult to obtain if our STS is not approved by the FDA as a replacement for existing single-point finger stick devices. Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new medical devices, and, as a result, they may not cover or provide adequate payment for our STS. In order to obtain reimbursement arrangements, we may have to agree to a net sales price lower than the net sales price we might charge in other sales channels. The continuing efforts of government and third-party payors to contain or reduce the costs of healthcare may limit our revenue. Our initial dependence on the commercial success of our STS makes us particularly susceptible to any cost containment or reduction efforts. Accordingly, unless government and other third-party payors provide adequate coverage and reimbursement for our STS, patients may not use it.

In some foreign markets, pricing and profitability of medical devices are subject to government control. In the United States, we expect that there will continue to be federal and state proposals for similar controls. Also, the trends toward managed healthcare in the United States and proposed legislation intended to reduce the cost of government insurance programs could significantly influence the purchase of healthcare services and products and may result in lower prices for our STS or the exclusion of our products from reimbursement programs.

We operate in a highly competitive market and face competition from large, well-established medical device manufacturers with significant resources, and, as a result, we may not be able to compete effectively.

The market for glucose monitoring devices is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. In selling our STS, we compete directly with Roche Disetronic, a division of Roche Diagnostics; LifeScan, Inc., a division of Johnson & Johnson; the MediSense and TheraSense divisions of Abbott Laboratories; and Bayer Corporation, each of which manufactures and markets products for the single-point finger stick device market. Collectively, these companies currently account for substantially all of the worldwide sales of self-monitored glucose testing systems. Several companies are developing or marketing short-term continuous glucose monitoring products that will compete directly with our STS. To date, in addition to our STS, the FDA has approved three continuous monitors or sensors, including the CGMS System Gold and Guardian RT by Medtronic, and the GlucoWatch, currently owned by Johnson & Johnson. Medtronic's CGMS System Gold and Guardian RT are currently in commercial use. Progress of others developing continuous glucose monitors is difficult to assess, but we are aware that Abbott has submitted applications for real-time continuous monitors or sensors to the FDA but is not yet approved. Most of the companies developing or marketing competing devices are publicly traded or divisions of publicly-traded companies, and these companies enjoy several competitive advantages, including:

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  significantly greater name recognition;

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  established relations with healthcare professionals, customers and third-party payors;

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  established distribution networks;

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  additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;

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  greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products and marketing approved products; and

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  greater financial and human resources for product development, sales and marketing, and patent litigation.

As a result, we may not be able to compete effectively against these companies or their products.

No continuous glucose monitoring system, including our STS, has yet received FDA clearance as a replacement for single-point finger stick devices, and our products may never be approved for that indication.

Our STS does not eliminate the need for single-point finger stick devices and our future products may not be approved for that indication. No precedent for FDA approval of continuous glucose monitoring systems as a replacement for single-point finger stick devices has been established. Accordingly, there is no established study design or agreement regarding performance requirements or measurements in clinical trials for continuous glucose monitoring systems. We believe that Abbott is attempting to obtain approval from the FDA for the replacement of single-point finger stick devices with its continuous glucose monitoring system, but has experienced substantial delays. We have not yet filed for FDA approval for replacement claim labeling and we cannot assure you that we will not experience similar or greater delays if we do file. If Abbott or any other competitor were to obtain replacement claim labeling for a continuous glucose monitoring system, our STS may not be able to compete effectively against that system and our business would suffer.

Technological breakthroughs in the glucose monitoring market could render our products obsolete.

The glucose monitoring market is subject to rapid technological change and product innovation. Our products are based on our proprietary technology, but a number of companies and medical researchers are pursuing new technologies for the monitoring of glucose levels. FDA approval of a commercially viable continuous glucose monitor or sensor produced by one of our competitors could significantly reduce market acceptance of our systems. Several of our competitors are in various stages of developing continuous glucose monitors or sensors, including non-invasive and invasive devices, and the FDA has approved three of these competing products. In addition, the National Institutes of Health and other supporters of diabetes research are continually seeking ways to prevent, cure or improve treatment of diabetes. Therefore, our products may be rendered obsolete by technological breakthroughs in diabetes monitoring, treatment, prevention or cure.

If we are unable to successfully complete the pre-clinical studies or clinical trials necessary to support additional PMA applications, we may be unable to commercialize our continuous glucose monitoring systems under development, which could impair our financial position.

Before submitting any additional PMA applications, we must successfully complete pre-clinical studies and clinical trials that we believe will demonstrate that the product is safe and effective. Product development, including pre-clinical studies and clinical trials, is a long, expensive and uncertain process and is subject to delays and failure at any stage. Furthermore, the data obtained from the studies and trial may be inadequate to support approval of a PMA application. While we have in the past obtained, and may in the future obtain, an Investigational Device Exemption, or IDE, prior to commencing clinical trials for our continuous glucose monitoring systems, FDA approval of an IDE application permitting us to conduct testing does not mean that the FDA will consider the data gathered in the trial to be sufficient to support approval of a PMA application, even if the trial's intended safety and efficacy endpoints are achieved.

The commencement or completion of any of our clinical trials may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

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  the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

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  patients do not enroll in clinical trials at the rate we expect;

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  patients do not comply with trial protocols;

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  patient follow-up is not at the rate we expect;

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  patients experience adverse side effects;

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  patients die during a clinical trial, even though their death may not be related to our products;

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  institutional review boards, or IRB, and third-party clinical investigators may delay or reject our trial protocol;

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  third-party clinical investigators decline to participate in a trial or do not perform a trial on our anticipated schedule or consistent with the investigator agreements, clinical trial protocol, good clinical practices or other FDA or IRB requirements;

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  third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans;

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  regulatory inspections of our clinical trials or manufacturing facilities may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;

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  changes in governmental regulations or administrative actions;

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  the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or efficacy; and

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  the FDA concludes that our trial design is inadequate to demonstrate safety and efficacy.

The results of pre-clinical studies do not necessarily predict future clinical trial results, and predecessor clinical trial results may not be repeated in subsequent clinical trials. We believe the data and performance from each of our clinical trials relating to our long-term system were likely insufficient to support a PMA application. While these previous trials were not designed or intended to be used to support a PMA application, our ongoing and future clinical trials that are designed to support a PMA application may not be sufficient to do so. Additionally, the FDA may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to prove safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which could further delay the approval of our products. If we are unable to demonstrate the safety and efficacy of our products in our clinical trials, we will be unable to obtain regulatory approval to market our products. The data we collect from our current clinical trials, our pre-clinical studies and other clinical trials may not be sufficient to support FDA approval. If we are unsuccessful in either filing or receiving FDA approval for additional PMA applications related to our glucose monitoring systems, our business strategy may have to be altered to rely solely on our STS.

We depend on clinical investigators and clinical sites to enroll patients in our clinical trials and other third parties to manage the trials and to perform related data collection and analysis, and, as a result, we may face costs and delays that are outside of our control.

We rely on clinical investigators and clinical sites to enroll patients in our clinical trials and other third parties to manage the trial and to perform related data collection and analysis. However, we may not be able to control the amount and timing of resources that clinical sites may devote to our clinical trials. If these clinical investigators and clinical sites fail to enroll a sufficient number of patients in our clinical trials or fail to ensure compliance by patients with clinical protocols or fail to comply with regulatory requirements, we will be unable to complete these trials, which could prevent us from obtaining regulatory approvals for our products. Our agreements with clinical investigators and clinical sites for clinical testing place substantial responsibilities on these parties and, if these parties fail to perform as expected, our trials could be delayed or terminated. If these clinical investigators, clinical sites or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, or the clinical data may be rejected by the FDA, and we may be unable to obtain regulatory approval for, or successfully commercialize, our products.

We have not received, and may never receive, FDA approval to market our continuous glucose monitoring systems that are under development.

We are continuing to invest in the development of our technology platform and will seek to obtain additional FDA approvals for continuous glucose monitoring systems in addition to our STS, including our seven-day STS and long-term continuous blood glucose monitoring systems. The regulatory approval process for these continuous glucose monitoring systems that are under development involves, among other things, successfully completing clinical trials and obtaining a PMA from the FDA. The PMA process requires us to prove the safety and efficacy of our continuous glucose monitoring systems to the FDA's satisfaction. This process can be expensive and uncertain, requires detailed and comprehensive scientific and human clinical data, generally takes one to three years after a PMA application is filed and may never result in the FDA granting a PMA. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

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  our systems may not be safe or effective to the FDA's satisfaction;

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  the data from our pre-clinical studies and clinical trials may be insufficient to support approval;

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  the manufacturing process or facilities we use may not meet applicable requirements; and

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  changes in FDA approval policies or adoption of new regulations may require additional data.

Even if approved, our continuous glucose monitoring systems under development may not be approved for the indications that are necessary or desirable for successful commercialization of our systems. We may not obtain the necessary regulatory approvals to market these continuous glucose monitoring systems in the United States or anywhere else. Any delay in, or failure to receive or maintain, approval for our continuous glucose monitoring systems under development could prevent us from generating revenue from these products or achieving profitability.

We may be unable to complete the commercialization of our STS or the development and commercialization of our other continuous glucose monitoring systems without additional funding.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts on commercializing our STS, including further development of a direct sales force and expansion of our manufacturing capacity, and on research and development, including conducting clinical trials for our next generation STS and other continuous glucose monitoring systems. For the twelve months ended December 31, 2005, our net cash used in operating activities was $22.6 million, compared to $12.4 million for the same period in 2004, and as of December 31, 2005, we had working capital of $43.9 million, including $50.5 million in cash, cash equivalents and short-term marketable securities. We expect that our cash used by operations will increase significantly in each of the next several years, and we may need additional funds to complete the commercialization of our STS and for the development and commercialization of other continuous glucose monitoring systems. Additional financing may not be available on a timely basis on terms acceptable to us, or at all. Any additional financing may be dilutive to stockholders or may require us to grant a lender a security interest in our assets. The amount of funding we will need will depend on many factors, including:

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  the revenue generated by sales of our STS and other future products;

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  the expenses we incur in manufacturing, developing, selling and marketing our products;

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  our ability to scale our manufacturing operations to meet demand for our current and any future products;

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  the costs to produce our monitoring systems;

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  the costs and timing of additional regulatory approvals;

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  the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

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  the rate of progress and cost of our clinical trials and other development activities;

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  the success of our research and development efforts;

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  the emergence of competing or complementary technological developments;

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  the terms and timing of any collaborative, licensing and other arrangements that we may establish; and

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  the acquisition of businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

If adequate funds are not available, we may not be able to commercialize our STS at the rate we desire and we may have to delay development or commercialization of our other products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support or other resources devoted to our products. Any of these factors could harm our financial condition.

Potential long-term complications from our STS or other continuous glucose monitoring systems under development may not be revealed by our clinical experience to date.

If unanticipated long-term side-effects result from the use of our STS or other glucose monitoring systems under development, we could be subject to liability and our systems would not be widely adopted. Our clinical trials have been limited to seven days of continuous use with our STS, seven months of continuous use with our first generation long-term sensor and six months of continuous use with our second generation long-term sensor. Additionally, we have limited clinical experience with repeated use of our STS in the same patient and have not clinically tested repeated use of our long-term sensor in the same patient. We cannot assure you that long-term use would not result in unanticipated complications. Furthermore, the interim results from our current pre-clinical studies and clinical trials may not be indicative of the clinical results obtained when we examine the patients at later dates. It is possible that repeated use of our STS or long-term systems, or implantation of our long-term sensor for more than seven months, will result in unanticipated adverse effects, potentially even after the device is removed.

If we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. The FDA's medical device reporting, or MDR, regulations require that we report to the FDA any incident in which our product may have caused or contributed to a death or serious injury, or in which our product malfunctioned and, if the malfunction were to recur, it would likely cause or contribute to a death or serious injury. We and our suppliers are required to comply with the FDA's Quality System Regulation, or QSR, and other regulations, which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage, shipping and servicing of our products. The FDA enforces the QSR through unannounced inspections. Our existing manufacturing facilities are located in and around our headquarters in San Diego, California, where we have more than 7,000 square feet of laboratory space and approximately 3,000 square feet of class 100K clean rooms. This facility was approved for medical device manufacturing in August 2005 by the FDA. We have also recently entered into a lease for a new 66,400 square foot manufacturing facility in San Diego, California. We cannot assure you that we will be able to obtain FDA and other regulatory approval of this new facility in a timely manner or at all. Compliance with ongoing regulatory requirements can be complex, expensive and time-consuming. Failure by us or one of our suppliers to comply with statutes and regulations administered by the FDA and other regulatory bodies, or failure to take adequate response to any observations, could result in, among other things, any of the following actions:

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  warning letters;

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  fines and civil penalties;

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  unanticipated expenditures;

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  delays in approving or refusal to approve our continuous glucose monitoring systems;

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  withdrawal of approval by the FDA or other regulatory bodies;

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  product recall or seizure;

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  interruption of production;

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  operating restrictions;

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  injunctions; and

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  criminal prosecution.

If any of these actions were to occur, it would harm our reputation and cause our product sales and profitability to suffer. In addition, we believe MDRs are generally underreported and any underlying problems could be of a larger magnitude than suggested by the number or types of MDRs we receive. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements.

Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, including software bugs, unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as the QSR, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

We face the risk of product liability claims and may not be able to maintain or obtain insurance.

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing and marketing of medical devices, including those which may arise from the misuse or malfunction of, or design flaws in, our products. We may be subject to product liability claims if our products cause, or merely appear to have caused, an injury. Claims may be made by patients, healthcare providers or others selling our products. Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverages may not be adequate to protect us against any future product liability claims. Further, if additional products are approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could result in significant costs and significant harm to our business.

We may be subject to claims against us even if the apparent injury is due to the actions of others or misuse of the device. For example, we rely on the expertise of physicians, nurses and other associated medical personnel to perform the medical procedure and related processes to implant our long-term sensor into patients. If these medical personnel are not properly trained or are negligent, the capabilities of our products may be diminished or the patient may suffer critical injury, which may subject us to liability. In addition, our customers, either on their own or following the advice of their physicians, may use our products in a manner not described in the products' labeling and that differs from the manner in which it was used in clinical studies and approved by the FDA. For example, our STS is designed to be used by a patient continuously for three days, but the patient might be able to circumvent the safeguards designed into the STS and use the product for longer than three days. Off-label use of products by patients is common, and any such off-label use of our STS could subject us to additional liability. These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, which could result in the withdrawal of, or inability to recruit, clinical trial volunteers or result in reduced acceptance of our products in the market.

We may be subject to fines, penalties and injunctions if we are determined to be promoting the use of our products for unapproved off-label uses.

Although we believe our promotional materials and training methods are conducted in compliance with FDA and other regulations, if the FDA determines that our promotional materials or training constitutes promotion of an unapproved use, the FDA could request that we modify our training or promotional materials or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

We conduct business in a heavily regulated industry and if we fail to comply with these laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

The healthcare industry is subject to extensive federal, state and local laws and regulations relating to:

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  billing for services;

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  financial relationships with physicians and other referral sources;

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  inducements and courtesies given to patients;

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  quality of medical equipment and services;

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  confidentiality, maintenance and security issues associated with medical records and individually identifiable health information;

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  medical device reporting;

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  false claims;

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  professional licensure; and

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  labeling products.

These laws and regulations are extremely complex and, in some cases, still evolving. In many instances, the industry does not have the benefit of significant regulatory or judicial interpretation of these laws and regulations. If our operations are found to be in violation of any of the federal, state or local laws and regulations which govern our activities, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines or curtailment of our operations. The risk of being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's time and attention from the operation of our business.

In addition, healthcare laws and regulations may change significantly in the future. Any new healthcare laws or regulations may adversely affect our business. A review of our business by courts or regulatory authorities may result in a determination that could adversely affect our operations. Also, the healthcare regulatory environment may change in a way that restricts our operations.

We are not aware of any governmental healthcare investigations involving our executives or us. However, any future healthcare investigations of our executives, our managers or us could result in significant liabilities or penalties to us, as well as adverse publicity.

The prosecution and enforcement of patents licensed to us by third parties are not within our control, and without these technologies, our products may not be successful and our business would be harmed.

We rely on a license from SM Technologies, LLC to use various technologies that are material to our long-term sensors. We do not own the patents that underlie this license. This license grants us exclusive rights under specific patents related to our biointerface membranes and our sensor membranes and allows us to use those rights only in the field of diabetes treatment and management. Our rights to use these technologies and employ the inventions claimed in the licensed patents are subject to our abiding by the terms of the license. In addition, we do not control the prosecution of the patents subject to this license or the strategy for determining when such patents should be enforced. As a result, we are largely dependent upon our licensor to determine the appropriate strategy for prosecuting and enforcing those patents.

The majority of our operations are conducted at two facilities in San Diego, California. Any disruption at these facilities could increase our expenses.

Historically, the majority of our operations have been conducted at a single location in San Diego, California. We recently entered into a new lease for additional manufacturing facilities also located in San Diego, California. We take precautions to safeguard our facilities, including insurance, health and safety protocols, and off-site storage of computer data. However, a natural disaster, such as a fire, flood or earthquake, could cause substantial delays in our operations, damage or destroy our manufacturing equipment or inventory, and cause us to incur additional expenses. The insurance we maintain against fires, floods, earthquakes and other natural disasters may not be adequate to cover our losses in any particular case.

We may be liable for contamination or other harm caused by materials that we handle, and changes in environmental regulations could cause us to incur additional expense.

Our research and development and clinical processes involve the handling of potentially harmful biological materials as well as hazardous materials. We are subject to federal, state and local laws and regulations governing the use, handling, storage and disposal of hazardous and biological materials and we incur expenses relating to compliance with these laws and regulations. If violations of environmental, health and safety laws occur, we could be held liable for damages, penalties and costs of remedial actions. These expenses or this liability could have a significant negative impact on our financial condition. We may violate environmental, health and safety laws in the future as a result of human error, equipment failure or other causes. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We are subject to potentially conflicting and changing regulatory agendas of political, business and environmental groups. Changes to or restrictions on permitting requirements or processes, hazardous or biological material storage or handling might require an unplanned capital investment or relocation. Failure to comply with new or existing laws or regulations could harm our business, financial condition and results of operations.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

Following commercial launch of our products in the United States, we may seek to market our products internationally. Outside the United States, we can market a product only if we receive a marketing authorization and, in some cases, pricing approval, from the appropriate regulatory authorities. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval in addition to other risks. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We have not taken any actions to obtain foreign regulatory approvals. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market outside the United States on a timely basis, or at all.

Our success will depend on our ability to attract and retain our personnel.

We are highly dependent on our senior management, especially Andrew P. Rasdal, our President and Chief Executive Officer, Andrew K. Balo, our Vice President of Clinical and Regulatory Affairs, and Mark Brister, our Vice President of Advanced Development Teams. Our success will depend on our ability to retain our current management and to attract and retain qualified personnel in the future, including sales persons, scientists, clinicians, engineers and other highly skilled personnel. Competition for senior management personnel, as well as sales persons, scientists, clinicians and engineers, is intense and we may not be able to retain our personnel. The loss of the services of members of our senior management, scientists, clinicians or engineers could prevent the implementation and completion of our objectives, including the commercialization of our STS and the development and introduction of our other products. The loss of a member of our senior management or our professional staff would require the remaining executive officers to divert immediate and substantial attention to seeking a replacement. Each of our officers may terminate their employment at any time without notice and without cause or good reason.

We expect to rapidly expand our operations and grow our research and development, manufacturing, sales, product development and administrative operations. This expansion is expected to place a significant strain on our management and will require hiring a significant number of qualified personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

We will incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the Securities and Exchange Commission, or SEC, will result in increased costs to us as we evaluate the implications of any new rules and regulations and respond to new requirements under such rules and regulations. We are required to comply with many of these rules and regulations, and will be required to comply with additional rules and regulations in the future. For example, we are evaluating our internal controls systems in order to allow us to report on, and our independent registered public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations since there is no precedent available by which to measure compliance adequacy. As a development stage company with limited capital and human resources, we will need to divert management's time and attention away from our business in order to ensure compliance with these regulatory requirements. This diversion of management's time and attention may have a material adverse effect on our business, financial condition and results of operations.

Changes in or interpretations of accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

Accounting methods and policies for business and market practices, including policies regarding expensing stock options, are subject to further review, interpretation and guidance from relevant accounting authorities, including the SEC. For example, we were previously not required to record stock-based compensation charges if the employee's stock option exercise price equals or exceeds the fair value of our common stock at the date of grant. In December 2004 and as amended in April 2005, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, which will require all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values starting at the beginning of 2006. The transition methods include retroactive and prospective adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for unvested stock options and restricted stock beginning in the first quarter of adoption of SFAS No. 123R. We rely heavily on stock options to compensate existing employees and attract new employees. Upon the adoption of SFAS No. 123R, we may choose to reduce our reliance on stock options as a compensation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. Although we believe that our accounting practices are consistent with current accounting pronouncements, changes to or interpretations of accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements. We anticipate adopting the prospective method of SFAS No. 123R and expect that the adoption of SFAS No. 123R will have a material impact on our results of operations and earnings per share.

Our loan and security agreement contain restrictions that may limit our operating flexibility.

On March 20, 2006, we entered into a loan and security agreement that provides for a loan of up to $5.0 million to finance various equipment expenses. The agreement imposes certain limitations on us, including limitations on our ability to:

  •
  transfer all or any part of our businesses or properties, other than transfers done in the ordinary course of business;

  •
  engage in any business other than the businesses in which we are currently engaged;

  •
  relocate our chief executive offices or state of incorporation or change our legal name;

  •
  merge or consolidate with or into any other business organization;

  •
  incur additional indebtedness, with certain exceptions;

  •
  incur liens with respect to any of our properties, with certain exceptions;

  •
  pay dividends or make any other distribution or payment on account of or in redemption, retirement or purchase of any capital stock, other than repurchases of the stock of former employees;

  •
  directly or indirectly acquire or own, or make any investment in, any person;

  •
  directly or indirectly enter into or permit to exist any material transaction with any affiliates except such transactions that are in the ordinary course of business that are done upon fair and reasonable terms that are no less favorable to us than would be obtained in an arm's length transaction with a non-affiliated company;

  •
  make any payment in respect of any subordinated debt, or permit any of our U.S. domestic subsidiaries to make any such payment, except in compliance with the terms of such subordinated debt; or

  •
  store any equipment or inventory in which the lender has any interest with any bailee, warehousemen or similar third party unless the third party has been notified of the lender's security interest, or become or be controlled by an "investment company."

Complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

Risks Relating to this Offering

The market price for our common stock is likely to be volatile and could result in a decline in the value of your investment.

Our stock price is likely to continue to be volatile. The stock market in general and the securities of medical device companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. This has been especially true for development stage companies such as ours. As a result of this volatility, investors may not be able to sell their common stock at or above the public offering price. The following factors, in addition to other risk factors described in this section and general market and economic conditions, may have a significant impact on the market price of our common stock:

  •
  results of our research and development efforts and our clinical trials;

  •
  the timing of regulatory approval for our products;

  •
  failure of any of our STS or other products in development, if approved, to achieve commercial success;

  •
  the announcement of new products or product enhancements by us or our competitors;

  •
  regulatory developments in the United States and foreign countries;

  •
  ability to manufacture our products to commercial standards;

  •
  changes in financial estimates or recommendations by securities analysts;

  •
  public concern over our products;

  •
  developments or disputes concerning patents or other proprietary rights, including the outcome of our pending case with Abbott;

  •
  product liability claims and litigation against us or our competitors;

  •
  the departure of key personnel;

  •
  changes in the structure of and third-party reimbursement in the United States and other countries;

  •
  changes in accounting principles or practices; and

  •
  future sales of our common stock.

A decline in the market price of our common stock could cause you to lose some or all of your investment and may adversely impact our ability to attract and retain employees and raise capital. In addition, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly. Whether or not meritorious, litigation brought against us could result in substantial costs and could divert the time and attention of our management. Our insurance to cover claims of this sort may not be adequate.

We have broad discretion in the use of the net proceeds we receive from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in "Use of Proceeds." Accordingly, you will have to rely upon the judgment of our management with respect to the use of the net proceeds, with only limited information concerning management's specific intentions. Our management may spend a portion or all of the net proceeds we receive from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds we receive from this offering in a manner that does not produce income or that loses value.

Concentration of ownership among our existing directors, executive officers, and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon closing of this offering, based upon beneficial ownership as of March 1, 2006, our current directors, executive officers, holders of more than 5% of our common stock, and their affiliates will, in the aggregate, beneficially own approximately 45.4% of our outstanding common stock. As a result, these stockholders, subject to any fiduciary duties owed to our other stockholders under Delaware law, will be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant control over our management and policies. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of DexCom or otherwise discourage a potential acquirer from attempting to obtain control of DexCom, which in turn could reduce the price of our common stock. In addition, these stockholders, some of which have representatives sitting on our board of directors, could use their voting influence to maintain our existing management and directors in office, delay or prevent changes of control of DexCom, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions.

If there are substantial sales of our common stock, our stock price could decline.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that these sales may occur, the market price of our common stock could decline. Based on shares outstanding on March 1, 2006, upon the closing of this offering, assuming no outstanding options and warrants are exercised prior to the closing of this offering, we will have approximately 26,780,445 shares of common stock outstanding. Of these shares, 18,989,764 shares will be freely tradable without restriction or further registration under the federal securities laws, except that any shares held by our "affiliates" as that term is defined in Rule 144 promulgated under the Securities Act may only be sold in compliance with the provisions of Rule 144. The remaining 7,790,681 shares are subject to 90-day lock-up agreements entered into by our directors, executive officers and the selling stockholders with the underwriters for this offering and will not be able to be sold in the public market until             , 2006, the 91st day following this offering, which lock-up period may be extended in certain circumstances described under "Underwriting."

Immediately following this offering, stockholders holding an aggregate of 9,853,493 shares of common stock and one warrantholder holding a warrant to purchase 43,729 shares of our common stock will have rights with respect to the registration of these shares of common stock with the SEC. See "Description of Capital Stock—Registration Rights." If we register their shares of common stock following the expiration of the lock-up agreements, they can immediately sell those shares in the public market. We also have registered all shares of common stock that we have issued or may issue under our employee benefit plans. These shares may be freely sold in the public market upon issuance, subject to the lock-up agreements for our executive officers, directors and the selling stockholders.

You will incur immediate and substantial dilution as a result of this offering.

The assumed public offering price is substantially higher than the book value per share of our common stock. As a result, purchasers in this offering will experience immediate and substantial dilution of $17.19 per share in the tangible book value of our common stock from the assumed public offering price, based on the number of shares outstanding as of December 31, 2005. This is due in large part to earlier investors in the company having paid substantially less than the assumed public offering price when they purchased their shares. Investors who purchase shares of common stock in this offering will contribute approximately 15.7% of the total amount we have raised to fund our operations but will own only approximately 4.5% of our common stock, based on the number of shares outstanding as of December 31, 2005. In addition, the exercise of currently outstanding options and warrants to purchase common stock and future equity issuances, including future public or private securities offerings and any additional shares issued in connection with possible acquisitions, will result in further dilution.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable and could also limit the market price of our stock.

Our restated certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

  •
  establish a classified board of directors, so that not all members of our board may be elected at one time;

  •
  set limitations on the removal of directors;

  •
  limit who may call a special meeting of stockholders;

  •
  establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

  •
  do not permit cumulative voting in the election of our directors, which would otherwise permit less than a majority of stockholders to elect directors;

  •
  prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

  •
  provide our board of directors the ability to designate the terms of and issue a new series of preferred stock without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirors at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

We have also adopted a stockholder rights plan that may discourage, delay or prevent a change of control and make any future unsolicited acquisition attempt more difficult. Under the rights plan:

  •
  the rights will become exercisable only upon the occurrence of certain events specified in the plan, including the acquisition of 15% of our outstanding common stock by a person or group, with limited exceptions;

  •
  each right entitles the holder, other than an acquiring person, to acquire shares of our common stock at a 50% discount to the then prevailing market price; and

  •
  our board of directors may redeem outstanding rights at any time prior to a person becoming an acquiring person, at a price of $0.0001 per right. Prior to a person becoming an acquiring person, the terms of the rights may be amended by our board of directors without the approval of the holders of the rights.

See "Description of Capital Stock—Anti-Takeover Provisions—Rights Agreement" for a more detailed description of these provisions.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, principally in the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Business." All statements other than statements of historical fact contained in this prospectus, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of these terms or other comparable terminology. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors" or elsewhere in this prospectus, which may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this prospectus. Before you invest in our common stock, you should be aware that the occurrence of the events described in the section entitled "Risk Factors" and elsewhere in this prospectus could negatively affect our business, operating results, financial condition and stock price. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this prospectus to conform our statements to actual results or changed expectations.

USE OF PROCEEDS

We estimate the net proceeds to us from the sale of 1,200,000 shares of common stock that we are selling in this offering will be approximately $21.6 million, based on the assumed public offering price of $19.86 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed public offering price of $19.86 per share would increase or decrease, as applicable, the net proceeds to us by approximately $1.1 million, assuming the number of shares offered by us as set forth on the cover of the prospectus remains the same and after deducting estimated underwriting discounts and commissions payable by us. If the underwriters' over-allotment option is exercised in full, we estimate we will receive net proceeds of approximately $33.2 million. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Of the net proceeds to us from this offering, we expect to use approximately:

  •
  $8.0 million for clinical trials and other research and development expenses;

  •
  $4.0 million for manufacturing infrastructure expenses;

  •
  $4.0 million for selling, general and administrative expenses; and

  •
  the remainder for working capital and general corporate purposes.

The amounts actually spent for these purposes may vary significantly and will depend on a number of factors, including our revenues, operating costs, capital expenditures and other factors described under "Risk Factors." While we have no present understandings, commitments or agreements to enter into any potential acquisitions, we may also use a portion of the net proceeds for the acquisition of, or investment in, businesses, technologies or products that complement our business. Accordingly, management will retain broad discretion as to the allocation of the net proceeds we receive from this offering.

Pending the uses described above, we will invest the net proceeds we receive from this offering in interest-bearing, investment-grade securities. We cannot predict whether the net proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock and do not anticipate declaring or paying cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors, after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant. In addition, the terms of our loan and security agreement prohibit us from paying dividends without approval of our lender.

PRICE RANGE OF COMMON STOCK

Our common stock has been traded on the NASDAQ National Market under the symbol "DXCM" since April 14, 2005. Prior to then, there was no public market for our common stock. The following table sets forth, for the periods indicated, the intra-day high and low sale prices of our common stock, as reported by the NASDAQ National Market.

	High	Low
Year Ending December 31, 2006
Second Quarter (through April 10, 2006)	$21.45	$19.00
First Quarter	23.70	14.31
Year Ended December 31, 2005
Fourth Quarter	$16.17	$10.00
Third Quarter	13.40	9.85
Second Quarter (from April 14, 2005)	15.99	9.61

On April 10, 2006, the last reported sale price of our common stock on the NASDAQ National Market was $19.86. As of March 1, 2006, there were 25,580,445 shares of our common stock outstanding held by 153 holders of record.

CAPITALIZATION

You should read this capitalization table together with the sections of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the financial statements and related notes to those statements included elsewhere in this prospectus.

The following table sets forth our capitalization as of December 31, 2005:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect the closing of this offering and the receipt of the estimated net proceeds from the sale of 1,200,000 shares of common stock in this offering at the assumed public offering price of $19.86 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2005
	Actual	As Adjusted(1)
	(in thousands, except share and per share data)
Stockholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized, no shares issued or outstanding, actual and as adjusted	$—	$—
Common stock, $0.001 par value, 100,000,000 shares authorized, actual and as adjusted, 25,416,559 shares issued and outstanding, actual; 26,616,559 shares issued and outstanding, as adjusted	25	27
Additional paid-in capital	134,257	155,857
Deferred stock-based compensation	(1,084)	(1,084)
Accumulated other comprehensive loss	(11)	(11)
Deficit accumulated during the development stage	(83,775)	(83,775)

Total stockholders' equity	$49,412	$71,014

(1)Each $1.00 increase or decrease in the assumed public offering price of $19.86 per share would increase or decrease, respectively, the amount of additional paid-in capital and total stockholders' equity by approximately $1.1 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The information in the table above excludes, as of December 31, 2005:

  •
  43,729 shares of common stock issuable upon exercise of an outstanding warrant with an exercise price of $5.38 per share;

  •
  3,557,395 shares of common stock subject to outstanding options as of December 31, 2005 at a weighted average exercise price of $4.33 per share;

  •
  2,419,753 shares of common stock reserved for future grant or issuance as of December 31, 2005 under our 2005 equity incentive plan and 2005 employee stock purchase plan; and

  •
  automatic annual increases in the number of shares of common stock reserved for issuance under our 2005 equity incentive plan and 2005 employee stock purchase plan. On January 1, 2006, the authorized number of shares under the 2005 equity incentive plan and 2005 employee stock purchase plan were increased by 762,496 and 254,165, respectively.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the assumed public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

As of December 31, 2005, we had a net tangible book value of $49.4 million, or $1.94 per share of common stock. Net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of outstanding shares of our common stock.

Dilution in net tangible book value per share represents the difference between the amount per share paid by investors in this offering and net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to the sale of 1,200,000 shares of common stock offered by us under this prospectus at the assumed public offering price of $19.86 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2005 would have been approximately $71.0 million, or approximately $2.67 per share of common stock. This represents an immediate increase in net tangible book value of $0.73 per share to our common stockholders and an immediate dilution of $17.19 per share to new investors in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$19.86

Net tangible book value per share as of December 31, 2005	$1.94
Increase in net tangible book value per share attributable to this offering	0.73
As adjusted net tangible book value per share after this offering		2.67

Dilution per share to new investors in this offering		$17.19

If the underwriters exercise their over-allotment option in full to purchase up to 619,875 additional shares from us in this offering, our as adjusted net tangible book value per share as of December 31, 2005 will be approximately $3.03, representing an immediate increase in net tangible book value per share attributable to this offering of $1.09 to our existing investors and an immediate dilution per share to new investors in this offering of $16.83.

The following table sets forth, on an as adjusted basis as of December 31, 2005, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, before deducting estimated underwriting discounts and commissions and estimated expenses, at the assumed public offering price of $19.86 per share.

	Shares Purchased		Total Consideration		Weighted Average Price per Share
	Number	Percent	Number	Percent
Existing stockholders	25,416,559	95.5%	128,092,107	84.3%	$5.04
New investors	1,200,000	4.5%	23,832,000	15.7%	19.86

Total	26,616,559	100.0%	151,924,107	100.0%

A $1.00 increase or decrease in the assumed public offering price of $19.86 per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $1.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters' over-allotment option is exercised in full, our existing stockholders would own approximately 93.3% and our new investors would own approximately 6.7% of the total number of shares of our common stock outstanding after this offering.

In the preceding tables, the shares of common stock outstanding exclude, as of December 31, 2005:

  •
  43,729 shares of common stock issuable upon exercise of an outstanding warrant with an exercise price of $5.38 per share;

  •
  3,557,395 shares of common stock subject to outstanding options as of December 31, 2005 at a weighted average exercise price of $4.33 per share;

  •
  2,419,753 shares of common stock reserved for future grant or issuance as of December 31, 2005 under our 2005 equity incentive plan and 2005 employee stock purchase plan; and

  •
  automatic annual increases in the number of shares of common stock reserved for issuance under our 2005 equity incentive plan and 2005 employee stock purchase plan. On January 1, 2006, the authorized number of shares under the 2005 equity incentive plan and 2005 employee stock purchase plan were increased by 762,496 and 254,165, respectively.

SELECTED FINANCIAL DATA

The statements of operations data for the years ended December 31, 2003, 2004 and 2005 and for the period from May 13, 1999 (inception) through December 31, 2005 and the balance sheet data as of December 31, 2004 and 2005 have been derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003 have been derived from our audited financial statements not included in this prospectus. The following selected financial data should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and financial statements and related notes to those statements included elsewhere in this prospectus.

						Period from May 13, 1999 (inception) through December 31, 2005
	Years Ended December 31,
	2001	2002	2003	2004	2005
	(in thousands, except share and per share data)
Statements of Operations Data:
Costs and expenses:
Research and development	$5,039	$6,311	$8,935	$12,179	$25,497	$61,609
Selling, general and administrative	1,685	1,860	1,250	1,440	5,147	12,737
Stock-based compensation:
Research and development	—	—	—	291	1,273	1,564
Selling, general and administrative	—	—	—	157	513	671

Total costs and expenses	6,724	8,171	10,185	14,067	32,430	76,581
Interest and other income, net	451	463	270	121	1,662	3,067

Net loss	(6,273)	(7,708)	(9,915)	(13,946)	(30,768)	(73,514)
Accretion to redemption value of Series B, Series C and Series D redeemable convertible preferred stock	(1,126)	(2,451)	(3,234)	(3,235)	(122)	(10,261)

Net loss attributable to common stockholders	$(7,399)	$(10,159)	$(13,149)	$(17,181)	$(30,890)	$(83,775)

Basic and diluted net loss per share attributable to common stockholders(1)	$(3.90)	$(4.96)	$(6.06)	$(7.51)	$(1.63)

Shares used to compute basic and diluted net loss per share attributable to common stockholders(1)	1,896,494	2,046,208	2,169,922	2,286,320	18,944,208

	As of December 31,
	2001	2002	2003	2004	2005
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term marketable securities	$7,777	$29,844	$20,016	$27,229	$50,525
Working capital	7,280	29,079	19,152	25,705	43,939
Total assets	8,640	30,611	20,767	29,358	56,726
Redeemable convertible preferred stock	16,989	49,356	52,384	76,974	—
Total stockholders' equity (deficit)	(8,930)	(19,485)	(32,601)	(49,310)	49,412

(1)See Note 2 of the notes to our financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and basic and diluted net loss per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives and intentions, as set forth under "Information Regarding Forward-Looking Statements." Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in the following discussion and under "Risk Factors," "Business" and elsewhere in this prospectus.

Overview

We are a development stage medical device company focused on the design, development and commercialization of continuous glucose monitoring systems for people with diabetes. On March 24, 2006, we received approval from the U.S. Food and Drug Administration, or FDA, for our Short-Term Continuous Glucose Monitoring System, or STS. We commenced initial commercial shipments of our STS throughout the United States on March 28, 2006. Our approval allows for the use of our STS by adults with diabetes to detect trends and track blood glucose patterns, to aid in the detection of hypoglycemia and hyperglycemia and to facilitate acute and long-term therapy adjustments. Our STS is indicated for use as an adjunctive device to complement, not replace, information obtained from standard home blood glucose monitoring devices. Our STS must be prescribed by a physician and includes a disposable sensor, a transmitter and a small cell phone-sized receiver. The sensor is inserted by a patient and used continuously for three days after which it is removed and may be replaced by a new sensor. Since inception, we have devoted substantially all of our resources to start-up activities, raising capital and research and development, including product design, testing, manufacturing and clinical trials. Given our recent approval, we expect to spend considerable resources for the commercialization of our STS as well as the continued clinical development of our technology platform.

To support our national product launch, we have built a direct sales organization to call on endocrinologists, physicians and diabetes educators who can educate and influence patient adoption of continuous glucose monitoring. To complement our direct sales efforts, we intend to employ clinical specialists who will educate and provide clinical support. We expect to continue to grow our sales and marketing organization to support the commercial launch of our STS. We believe a direct, highly-specialized and focused sales organization of approximately 20 to 30 people will be sufficient for us to support our commercial launch.

We are leveraging our technology platform to enhance the capabilities for our STS and develop additional continuous glucose monitoring products. We are continuing clinical development on our next generation seven-day STS, to seek replacement claim labeling from the FDA, which would allow patients to use our STS as the sole basis for making therapeutic adjustments, on obtaining a pediatric indication for our STS, and developing a product for the in-hospital monitoring market. Finally, we are continuing development of a long-term continuous blood glucose monitoring system with a sensor that can be implanted by a physician in a short outpatient procedure requiring only local anesthesia. Our clinical trials may be delayed due to scheduling issues with patients and investigators, institutional review boards, sensor performance and manufacturing supply constraints, among other factors. Support of these clinical trials requires significant resources in research and development, manufacturing, quality assurance, and clinical and regulatory personnel.

We manufacture our STS at our facility in San Diego, California. This facility was approved for medical device manufacturing by the FDA in August 2005. We manufacture our STS with components supplied by outside vendors and with parts manufactured by us internally. Key components that we manufacture internally include our wire-based sensor for our STS. The remaining components and assemblies are purchased from outside vendors. We then assemble, test, package and ship the finished product, which includes a transmitter, a receiver and a disposable sensor. We are expanding our manufacturing capacity in our current facility in San Diego, California and have also signed a lease for an additional 66,400 square foot manufacturing facility in San Diego, California to enable us to produce greater quantities of our devices. Our capacity expansion could be constrained by the lack of material availability, equipment design, production and validation, regulatory approval of our new facility, personnel staffing and other factors.

Revenues will be generated from sales of our STS and from the recurring sales of disposable sensors. The disposable sensor is inserted by the patient and used continuously for three days, after which it is replaced with a new disposable sensor. Our STS transmitter and receiver are reusable. In the event we establish a large installed base of patients using our STS, we expect to generate an increasing portion of our revenues through recurring sales of our disposable sensors. We expect to recognize revenue on our products upon shipment. Generally, our sales terms provide for customer payment at the time of order.

As of December 31, 2005, we had not generated any revenue, and we have incurred net losses in each year since our inception in May 1999. Through December 31, 2005, we had a deficit accumulated during the development stage of $83.8 million. We expect our losses to continue and increase as we expand our clinical trial activities and initiate commercialization activities. We have financed our operations primarily through private placements and an initial public offering of equity securities. In April 2005, we completed our initial public offering in which we sold 4,700,000 shares of common stock for gross proceeds of $56.4 million. After deduction of underwriting discounts, commissions and offering expenses, we received net proceeds of $50.5 million. In March 2006, we entered into a loan and security agreement that provides for a loan of up to $5.0 million to finance various equipment expenses. As of March 31, 2006, we had no borrowings under this agreement.

Financial Operations

Revenue

As of December 31, 2005, we had not generated any revenue from the sale of our continuous glucose monitoring systems. Following the recent approval of our STS, we expect to generate revenues from the sale of our STS, including recurring sales of our disposable sensors. We expect that any revenues we generate from the sales of our STS will fluctuate from quarter to quarter.

Research and Development

Our research and development expenses primarily consist of engineering and research expenses related to our continuous glucose monitoring technology, clinical trials, regulatory expenses, materials, and manufacturing expenses incurred to build our glucose monitoring systems used in clinical trials. These expenses are primarily related to employee compensation, including salary, fringe benefits, recruitment, relocation and temporary employee expenses. We also incur significant expenses to operate our clinical trials including trial design, clinical site reimbursement, data management and associated travel expenses. Our research and development expenses also include fees for design services, contractors and materials, and assembly expenses for our glucose monitoring systems. From our inception through December 31, 2005, we have incurred $61.6 million in research and development expenses. We expect our research and development expenses to increase as we continue to support the development of additional products.

Selling, General and Administrative

Our selling, general and administrative expenses primarily consist of compensation for our executive, financial, sales, marketing and administrative functions. Other significant expenses include trade show expenses, insurance, professional fees for our outside legal counsel and our independent auditors, litigation expenses and expenses for board meetings. From our inception through December 31, 2005, we have incurred $12.7 million for selling, general and administrative expenses. We expect our selling, general and administrative expenses to increase to support the recent commercial launch of our STS.

Stock-Based Compensation

Stock-based compensation consists of compensation expense related to stock option programs. This compensation expense is reflected separately in our financial statements and is allocated among our research and development expenses and selling, general and administrative expenses. Stock-based compensation expense, which is a non-cash charge, results primarily from employee stock option grants at exercise prices that, for financial reporting purposes, are deemed to be below the estimated fair value of the underlying common stock on the date of grant. Prior to our initial public offering in April 2005, our board of directors determined the estimated fair value of our common stock on the date of grant. Stock-based employee compensation equals the difference between the reassessed estimated fair value per share of our common stock on the date of grant and the exercise price per share and is amortized on an accelerated basis over the vesting period of the stock option. Additionally, stock-based compensation consists of options issued to non-employees and stock issued to directors that are recorded at their fair value. From inception through December 31, 2005, we have incurred $2.2 million in stock-based compensation expense. On January 1, 2006, we were required to adopt SFAS No. 123R, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value.

Results of Operations

Years Ended December 31, 2004 Compared to December 31, 2005.

Research and Development.    Research and development expense, excluding stock-based compensation, increased $13.3 million to $25.5 million in 2005, compared to $12.2 million in 2004. The increase was primarily related to $7.7 million in increased manufacturing expenses, $3.7 million in higher development costs and $1.9 million in increased clinical and regulatory expense as we scaled our operations after completing our approval support trial and submitting our PMA to the FDA. Changes in research and development expenses were driven by $6.4 million in higher material procurements which includes a $2.0 million loss on firm purchase commitments, $3.4 million in increased salary, fringe and temporary employee expenses, $1.2 million in greater product and tooling design costs, $1.0 million in higher clinical trial expense and $0.5 million in increased depreciation. Through December 31, 2005, we expensed purchases of materials, some of which may be used to generate product sales.

Selling, General and Administrative.    Selling, general and administrative expense, excluding stock-based compensation, increased $3.7 million to $5.1 million in 2005, compared to $1.4 million in 2004. The increase was primarily due to $1.4 million in initial marketing costs, $1.2 million related to expenses associated with operating as a public company, and increased litigation expenses.

Stock-Based Compensation.    In connection with the grant of stock and stock options to employees, consultants and directors, stock-based compensation expense increased $1.4 million to $1.8 million in

2005 compared to $0.4 million in 2004. The increase in stock-based compensation expense, which is allocated between research and development and selling, general and administrative, was primarily due to the combination of additional option grants and higher estimated intrinsic fair value per option grant for options granted subsequent to February 2004.

Interest and Other Income, Net.    Interest and other income increased $1.6 million to $1.7 million in 2005, compared to $0.1 million in 2004. The increase was due to higher combined average cash, cash equivalents, and short-term marketable securities balances due to our April 2005 initial public offering along with higher interest rates.

Years Ended December 31, 2003 Compared to December 31, 2004.

Research and Development.    Research and development expense, excluding stock-based compensation, increased $3.3 million to $12.2 million in 2004, compared to $8.9 million in 2003. The increase was related to $1.0 million in increased manufacturing expenses, $1.0 million in higher development costs and $1.2 million in increased clinical and regulatory expense as we progressed in the development of our short-term sensor. Changes in research and development expenses were driven by $1.0 million in increased salary and fringe expenses, $0.8 million in greater materials and laboratory supplies, $0.5 million in higher clinical trial costs, and $0.3 million in higher rent for a new facility.

Selling, General and Administrative.    Selling, general and administrative expense, excluding stock-based compensation, increased $0.2 million to $1.4 million in 2004, compared to $1.2 million in 2003. The increase was primarily due to higher salary and facility costs.

Stock-Based Compensation.    In connection with the grant of stock and stock options to employees, consultants and directors, stock-based compensation expense increased $0.4 million to $0.4 million in 2004 compared to zero in 2003. The increase in stock-based compensation expense, which is allocated between research and development and selling, general and administrative, was primarily due to the combination of additional option grants and higher estimated fair value per option grant for options granted subsequent to February 2004.

Interest and Other Income, Net.    Interest and other income decreased approximately $0.1 million to $0.1 million in 2004, compared to $0.3 million in 2003. The decrease was due to lower average cash balances.

Liquidity and Capital Resources

We are in the development stage and have incurred losses since our inception in May 1999. As of December 31, 2005, we had a deficit accumulated during the development stage of $83.8 million and had working capital of $43.9 million, which included $50.5 million in cash, cash equivalents and short-term marketable securities. We have funded our operations solely from the sale of equity securities, raising aggregate net proceeds of $120.6 million through December 31, 2005. In April 2005, we completed our initial public offering in which we sold 4,700,000 shares of common stock for gross proceeds of $56.4 million. After deduction of underwriting discounts, commissions and offering expenses, we received net proceeds of $50.5 million. Concurrent with the closing of our initial public offering, all of our outstanding preferred stock converted into common stock.

Net Cash Used in Operating Activities.    Net cash used in operating activities increased $10.2 million to $22.6 million for 2005, compared to $12.4 million for 2004. The increase in cash used in operations was primarily due to our increased net loss as we continued efforts to seek approval for our products, partially offset by higher accounts payable and accrued liabilities of $4.5 million, stock-based compensation of $1.2 million, and depreciation and amortization of $0.6 million.

Net Cash Used in Investing Activities.    Net cash used in investing activities increased $16.5 million to $18.2 million for 2005, compared to $1.7 million for 2004. The increase was primarily due to the purchases of short-term marketable securities. For the twelve-month period ending December 31, 2005, we invested $4.7 million in capital equipment and facilities to support manufacturing capacity increases.

Net Cash Provided by Financing Activities.    Net cash provided by financing activities increased $29.3 million to $50.7 million for 2005, compared to $21.4 million for 2004. The increase was due to the net proceeds from our April 2005 initial public offering and the exercise of stock options.

On March 20, 2006, we entered into a loan and security agreement that provides for a loan of up to $5.0 million to finance various equipment expenses. The loan bears an interest rate equal to the lender's prime rate plus 0.25% and matures on September 20, 2009. We have granted a security interest in substantially all of our tangible assets as collateral for the loans under the loan and security agreement. The agreement imposes certain limitations on our ability to engage in certain transactions. At March 31, 2006, we had no borrowings under the loan and security agreement.

Operating Capital and Capital Expenditure Requirements

We recently commercialized our first product. However, we anticipate that we will continue to incur net losses for the next several years as we incur expenses to commercialize our STS, develop additional continuous glucose monitoring products, expand our sales, marketing, manufacturing and corporate infrastructure.

We believe that our cash, cash equivalents and short-term marketable securities balances, and the interest we earn on these balances, will be sufficient to meet our anticipated cash requirements with respect to the initial commercial launch of our STS, clinical trials, PMA applications and to meet our other anticipated cash needs for at least the next twelve months. If our available cash, cash equivalents and short-term marketable securities and the funds available under our loan and security agreement are insufficient to satisfy our liquidity requirements, or if we develop additional products, we may seek to sell additional equity or debt securities or obtain an additional credit facility. The sale of additional equity and debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could harm our business.

Because of the numerous risks and uncertainties associated with the development of continuous glucose monitoring technologies, we are unable to estimate the exact amounts of capital outlays and operating expenditures associated with our current and anticipated clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

  •
  the revenue generated by sales of our STS and other future products;

  •
  the expenses we incur in manufacturing, developing, selling and marketing our products;

  •
  our ability to scale our manufacturing operations to meet demand for our current and any future products;

  •
  the costs to produce our monitoring systems;

  •
  the costs and timing of additional regulatory approvals;

  •
  the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

  •
  the rate of progress and cost of our clinical trials and other development activities;

  •
  the success of our research and development efforts;

  •
  the emergence of competing or complementary technological developments;

  •
  the terms and timing of any collaborative, licensing and other arrangements that we may establish; and

  •
  the acquisition of businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2005 for each of the periods indicated:

	Payment Due By Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating leases	$2,662	$536	$929	$986	$211
Minimum royalty obligations	1,276	116	232	232	696
Purchase commitments	11,914	11,914	—	—	—

Total	$15,852	$12,566	$1,161	$1,218	$907

In April 2006, we entered into an eight-year lease for 66,400 square feet of industrial space. Future minimum lease payments under this lease are as follows:

	Payment Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
April 2006 lease	$8,907	$207	$1,842	$2,405	$4,453

We also have a five-year option to renew the lease upon the expiration of the initial term. In connection with the lease, we entered into a $664,000 letter of credit to secure future payments under the lease and paid a security deposit in the amount of $89,640.

Related Party Transactions

For a description of our related party transactions, see the "Related Party Transactions" section of this prospectus.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet activities.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our financial statements, which we have prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenue and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

Stock-Based Compensation

We account for employee stock option and purchase plans using the intrinsic-value method in accordance with APB No. 25, Accounting for Stock Issued to Employees, FIN No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB No. 25, and related interpretations. We have adopted the disclosure-only provisions of SFAS No. 123R, Accounting for Stock-Based Compensation, as amended.

Stock-based compensation expense, which is a non-cash charge, results from employee stock option grants at exercise prices that, for financial reporting purposes, are deemed to be below the estimated fair value of the underlying common stock on the date of grant. Prior to our initial public offering in April 2005, our board of directors determined the estimated fair value of our common stock on the date of grant based on several factors, including progress and milestones achieved in our business, sales of convertible preferred stock and valuation of existing comparable publicly-traded companies. Stock-based compensation expense per share equals the difference between the fair value per share of our common stock on the date of grant and the exercise price per share, and is amortized on an accelerated basis over the vesting period of the option, which is generally four years.

The information regarding net loss as required by SFAS No. 123, presented in Note 1 to our financial statements, has been determined as if we had accounted for our employee stock option and purchase plans under the fair value method. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years' vesting.

Clinical Trial Accounting

We record accruals for estimated clinical study expenses, comprising payments for work performed by contract research organizations, physicians and participating hospitals. These expenses are a significant component of research and development expenses. We accrue expenses for clinical studies performed by contract research organizations based on estimates of work performed under the contracts. Expenses for setting up clinical trial sites are accrued immediately. Clinical expenses related to patient enrollment are accrued as patients are enrolled in the trial.

Loss on Firm Purchase Commitments

We record accruals for estimated losses on firm purchase commitments. Losses on firm purchase commitments are based on the excess of the cost of future materials above the estimated market price of the goods.

Recent Accounting Pronoucements

In December 2004 and as amended in April 2005, the FASB issued SFAS No. 123 (revised in 2004), Share-Based Payment, or SFAS No. 123R, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value starting at the beginning of 2006. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. Under SFAS No. 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock beginning in the first quarter of adoption of SFAS No. 123R. We anticipate adopting the prospective method and expect that the adoption on January 1, 2006 of SFAS No. 123R will have a material impact on our results of operations and earnings per share. The adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB 43, Chapter 4. This statement amends previous guidance as it relates to inventory valuation to clarify that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be recorded as current-period charges. The effective date of SFAS No. 151 is January 1, 2006. We have not yet determined the effect of adopting SFAS No. 151.

Quantitative and Qualitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including money market funds and corporate debt securities. Due to the short-term nature of our investments, we believe that we have no material exposure to interest rate risk.

To date, we have not entered into any agreements or recorded any product sales that are denominated in a currency other than U.S. dollars. Accordingly we believe we have no material exposure to risk from changes in foreign currency exchange rates.

BUSINESS

Overview

We are a medical device company focused on the design, development and commercialization of continuous glucose monitoring systems for people with diabetes. On March 24, 2006, we received approval from the U.S. Food and Drug Administration, or FDA, for our Short-Term Continuous Glucose Monitoring System, or STS, and have launched this product throughout the United States. Our approval allows for the use of our STS by adults with diabetes to detect trends and track blood glucose patterns, to aid in the detection of hypoglycemia and hyperglycemia and to facilitate acute and long-term therapy adjustments. Hypoglycemia occurs when the body's blood glucose, or blood sugar, levels are lower than the normal range, and hyperglycemia occurs when the body's blood glucose levels are higher than the normal range. Our STS is indicated for use as an adjunctive device to complement, not replace, information obtained from standard home blood glucose monitoring devices. Our STS must be prescribed by a physician and includes a disposable sensor, a transmitter and a small cell phone-sized receiver. The sensor is inserted by a patient and used continuously for three days after which it is removed and may be replaced by a new sensor. Upon insertion, our STS wirelessly transmits the patient's blood glucose levels to the receiver at specific intervals, which allows the patient to view real-time and trended blood glucose information with the touch of a button and alerts the patient when blood glucose levels are inappropriately high or low. Studies have demonstrated that patients who intensely managed blood glucose levels delayed the onset and slowed the progression of diabetes-related complications. Our glucose monitoring systems are also designed to offer convenience and comfort to diabetes patients, and to have an intuitive user interface.

We commenced initial commercial shipments of our STS in the United States on March 28, 2006. To support our national product launch, we have built a direct sales organization to call on endocrinologists, physicians and diabetes educators who can educate and influence patient adoption of continuous glucose monitoring. To complement our direct sales efforts, we intend to employ clinical specialists who will educate and provide clinical support, and we currently offer 24-hour customer service and technical support. We are expanding our manufacturing capacity in our current facility and have also signed a lease for an additional 66,400 square foot manufacturing facility in San Diego, California.

We are leveraging our technology platform to enhance the capabilities for our STS and develop additional continuous glucose monitoring products. We are continuing clinical development on our next generation STS, which is expected to be used continuously for seven days, and expect to file a PMA supplement for approval of this product by the middle of 2006. Our STS is not currently approved as a substitute for single-point finger stick devices. We have initiated feasibility studies to evaluate the trial design and sensor performance we believe may be appropriate for obtaining approval from the FDA for the use of our STS as the sole basis for making therapeutic adjustments, which we refer to as replacement claim labeling. By the end of 2006, we expect to complete a pivotal trial to seek replacement claim labeling from the FDA. In addition, we expect to complete a trial by the end of 2006 to support a PMA supplement to obtain a pediatric indication for our STS. We are also developing a product for the in-hospital monitoring market, which we believe may be as large as the ambulatory monitoring market, and expect to complete feasibility studies by the end of 2006. Finally, we are continuing development of a long-term continuous blood glucose monitoring system with a sensor that can be implanted by a physician in a short outpatient procedure requiring only local anesthesia. We have recently implanted long-term sensors in seven patients in New Zealand.

As of 2000, approximately 171 million people suffered from diabetes worldwide. In 2005, there were an estimated 20.8 million people in the United States with diabetes of which 14.6 million have been diagnosed. We estimate that approximately 4.1 million of these patients were insulin-dependent. In 2005, 1.5 million new cases of diabetes were diagnosed. The increased prevalence of diabetes is a result of an aging population, inappropriate diets and increasingly sedentary lifestyles. According to an article published in Diabetes Care in 2003, diabetes is the fifth leading cause of death by disease in the United States, and complications related to diabetes include heart disease, limb amputations, loss of kidney function and blindness.

According to the ADA, the direct medical costs and indirect expenditures attributable to diabetes in the United States were an estimated $132 billion in 2002 and could reach $156 billion by 2010. Of the $132 billion in overall expenses, the ADA estimates that approximately $92 billion were direct medical costs. According to industry sources, the worldwide market for personal glucose monitoring systems and related disposables, which include test strips and lancets, was approximately $6.2 billion in 2005, and is expected to grow to $8.9 billion in 2008.

Market Opportunity

Diabetes

Diabetes is a chronic, life-threatening disease for which there is no known cure. The disease is caused by the body's inability to produce or effectively utilize the hormone insulin. This inability prevents the body from adequately regulating blood glucose levels. As of 2000, approximately 171 million people suffered from the disease worldwide. In 2005, there were an estimated 14.6 million diagnosed diabetes patients in the United States, with 1.5 million new cases of diabetes diagnosed. The increased prevalence of diabetes is a result of an aging population, inappropriate diets and increasingly sedentary lifestyles. According to an article published in Diabetes Care in 2003, diabetes is the fifth leading cause of death by disease in the United States. Complications related to diabetes include heart disease, limb amputations, loss of kidney function and blindness.

Glucose, the primary source of energy for cells, must be maintained at certain concentrations in the blood in order to permit optimal cell function and health. Normally, the pancreas provides control of blood glucose levels by secreting the hormone insulin to lower blood glucose levels when concentrations are too high. In people with diabetes, the body does not produce sufficient levels of insulin, or fails to utilize insulin effectively, causing blood glucose to rise above normal. This condition is called hyperglycemia and often results in chronic long-term complications such as heart disease, limb amputations, loss of kidney function and blindness. When blood glucose levels are high, patients often administer insulin in an effort to drive blood glucose levels down. Unfortunately, insulin administration can drive blood glucose levels below the normal range, resulting in hypoglycemia. In cases of severe hypoglycemia, diabetes patients risk acute complications, such as loss of consciousness or death. Due to the drastic nature of acute complications associated with hypoglycemia, many patients are afraid of driving down blood glucose levels. Consequently, these patients often remain in a hyperglycemic state, exposing themselves to long-term chronic complications.

Diabetes is typically classified into two major groups: Type 1 and Type 2. We estimate that there are approximately 1.5 million diagnosed Type 1 diabetes patients in the United States. Type 1 diabetes usually develops in early childhood and is characterized by an absence of insulin resulting from destruction of the insulin producing cells of the pancreas. Individuals with Type 1 diabetes must rely on frequent insulin injections in order to regulate and maintain blood glucose levels. Also, in 2005, there were approximately 13 million people in the United States who had been diagnosed with Type 2 diabetes, which results when the body is unable to produce sufficient levels of insulin or becomes insulin resistant. Depending on the severity of Type 2 diabetes, individuals may require diet and nutrition management, exercise, oral medications or insulin injections to regulate blood glucose levels. We estimate that approximately 2.6 million Type 2 patients use insulin injections.

There are various subgroups of diabetic patients, including in-hospital and pediatric patients, who present significant management challenges. According to the U.S. Center for Health Statistics, as of 1997, there were more than 4.2 million hospitalizations annually among people with diabetes. Diabetic patients stay in the hospital on average one to three days longer than patients without diabetes. Additionally, according to a Diabetes Care article, as of 1998, as many as 1.5 million hospitalized patients had significant hyperglycemia but no history of diabetes. A November 2001 article in the New England Journal of Medicine summarized results from a study of over 1,500 hospitalized patients, of which only 13% had a history of diabetes, that concluded that intensive insulin therapy to maintain blood glucose levels reduced mortality among critically ill patients in the surgical intensive care unit and improved patient outcomes.

According to the National Diabetes Education Program, about 75% of all newly diagnosed cases of Type 1 diabetes in the United States occur in juveniles younger than 18 years of age. More recently, however, Type 2 diabetes is occurring with increasing frequency in young people. The increase in prevalence is related to an increase in obesity amongst children. As of 1999, approximately 10 to 15% of children and teens were overweight, about double the number two decades before.

The ADA estimates that the direct medical costs and indirect expenditures attributable to diabetes in the United States were $132 billion in 2002, and could reach $156 billion by 2010. Of the $132 billion in overall expenses, the ADA estimates that approximately $92 billion were direct medical costs. A portion of that amount is attributable to the costs associated with monitoring blood glucose levels. According to industry sources, the worldwide market for personal glucose monitoring systems and related disposables, which includes test strips and lancets, was approximately $6.2 billion in 2005, and is expected to grow to $8.9 billion in 2008.

Importance of Glucose Monitoring

Blood glucose levels can be affected by many factors, including the carbohydrate and fat content of meals, exercise, stress, illness or impending illness, hormonal releases, variability in insulin absorption and changes in the effects of insulin in the body. Given the many factors that affect blood glucose levels, maintaining glucose within a normal range is difficult, resulting in frequent excursions above or below normal blood glucose levels that can be unpredictable. Patients manage their blood glucose levels by administering insulin or ingesting carbohydrates throughout the day in order to maintain blood glucose within normal ranges. Patients frequently overcorrect and fluctuate between hyperglycemic and hypoglycemic states, often multiple times during the same day. As a result, many patients with diabetes are routinely outside the normal blood glucose range. Patients are often unaware that their glucose levels are either too high or too low, and their inability to completely control blood glucose levels and the associated serious complications can be frustrating and, at times, overwhelming.

In an attempt to maintain blood glucose levels within the normal range, patients with diabetes must first measure their glucose levels. Often after measuring their blood glucose levels, patients make therapeutic adjustments. As adjustments are made, additional blood glucose measurements may be necessary to gauge the individual's response to the adjustments. More frequent testing of blood glucose levels provides patients with information that can be used to better understand and manage their diabetes. The ADA recommends that patients test their blood glucose levels at least three or four times per day.

According to the ADA, an important component of effective diabetes management is frequent monitoring of blood glucose levels. The landmark 1993 Diabetes Control and Complications Trial, or DCCT, consisting of patients with Type 1 diabetes, and the 1998 UK Prospective Diabetes Study, consisting of patients with Type 2 diabetes, demonstrated that patients who intensely managed blood glucose levels delayed the onset and slowed the progression of diabetes-related complications. In the DCCT, a major component of intensive management was monitoring blood glucose levels at least four times per day using conventional single-point blood glucose meters. The DCCT demonstrated that intensive management reduced the risk of complications by 76% for eye disease, 60% for nerve disease and 50% for kidney disease. However, the DCCT also found that intensive management led to a three-fold increase in the frequency of hypoglycemic events. In the December 2005 edition of the New England Journal of Medicine, the authors of a peer-reviewed study concluded that intensive diabetes therapy has long-term beneficial effects on the risk of cardiovascular disease in patients with Type 1 diabetes. The study showed that intensive diabetes therapy reduced the risk of cardiovascular disease by 42% and the risk of non-fatal heart attack, stroke or death from cardiovascular disease by 57%. Despite evidence that intensive glucose management reduces the long-term complications associated with diabetes, industry sources estimated in 2001 that people with diabetes test, on average, less than twice per day.

Limitations of Existing Glucose Monitoring Products

Single-point finger stick devices are the most prevalent devices for glucose monitoring. These devices require taking a blood sample with a finger stick, placing a drop of blood on a test strip and inserting the strip into a glucose meter that yields a single point in time blood glucose measurement. We believe that these devices suffer from several limitations, including:

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  Inconvenience. The process of measuring blood glucose levels with single-point finger stick devices can cause significant disruption in the daily activities of people with diabetes and their families. Patients using single-point finger stick devices must stop whatever they are doing several times per day, self-inflict a painful prick and draw blood to measure blood glucose levels. To do so, patients must always carry a fully-supplied kit that may include a spring-loaded needle, or lancet, disposable test strips, cleansing wipes and the meter, and then safely dispose of the used supplies. This process is inconvenient and may cause uneasiness in social situations.

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  Limited Information. Even if patients test several times each day, each measurement represents a single blood glucose value at a single point in time. Given the many factors that can affect blood glucose levels, excursions above and below the normal range often occur between these discrete measurement points in time. Because patients only have single-point data, they do not gain sufficient information to indicate the direction of change in their blood glucose levels. Without the ability to determine whether their blood glucose level is rising, falling or holding constant, the patient's ability to effectively manage and maintain blood glucose levels within normal ranges is severely limited. In addition, patients cannot test themselves during sleep, when the risk of hypoglycemia is significantly increased.

The following graph shows the limited information provided by four single-point measurements during a single day using a traditional single-point finger stick device, compared to the data provided by our continuous sensor. The data presented in the graph is from a clinical trial we completed in 2003 with our long-term continuous glucose monitoring system, where the patient was blinded to the continuous glucose data. The continuous data indicates that, even with four finger sticks in one day, the patient's blood glucose levels were above the target range of 80-140 mg/dl, or milligrams per deciliter, for a period of 13.5 hours.

Single Day Continuous Data

  •
  Difficulty of Use. To obtain a sample with single-point finger stick devices, patients generally prick one of their fingertips or, occasionally, a forearm with a lancet. Patients then squeeze the area to produce the blood sample and another prick may be required if a sufficient volume of blood is not obtained the first time. The blood sample is then placed on a disposable test strip that is inserted into a blood glucose meter. This task can be difficult for patients with decreased tactile sensation and visual acuity, which are common complications of diabetes.

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  Pain. Although the fingertips are rich in blood flow and provide a good site to obtain a blood sample, they are also densely populated with highly sensitive nerve endings. This makes the lancing and subsequent manipulation of the finger to draw blood painful. The pain and discomfort are compounded by the fact that fingers offer limited surface area, so tests are often performed on areas that are sore from prior tests. Patients may also suffer pain when the finger prick site is disturbed during regular activities.

Several companies have attempted to address the limitations of single-point finger stick devices by developing continuous glucose monitoring systems. To date, in addition to our STS, three continuous glucose monitors have received FDA approval. We believe that one of the products is no longer actively marketed. Another continuous glucose monitor is approved for physician interpretation only and does not allow patients to see their blood glucose trends real-time. Finally, a third approved continuous monitoring device provides real-time glucose values without any trend information and alerts the patient at inappropriately high or low glucose levels. We believe that none of the products that have received FDA approval are labeled for more than three days of use or for use as a replacement for single-point finger stick devices.

We believe a significant market opportunity exists for a glucose monitoring system that provides continuous blood glucose information, including trends, and that is convenient and easy to use.

The DexCom Solution

Our STS offers the following advantages to diabetes patients:

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  Convenience. We believe that convenience is the paramount factor in achieving widespread adoption of a continuous blood glucose monitoring system. Our disposable sensors continuously measure and record the patient's blood glucose level and wirelessly transmit blood glucose values at specific intervals to a small cell phone-sized receiver throughout the day and night for up to three days. The patient can check his or her blood glucose level and trend information at any time with the touch of a button. Our STS is designed to measure patients' blood glucose levels continuously for three days, and when fully developed our next generation STS is expected to be used continuously for seven days. In addition, we have initiated feasibility studies to evaluate the trial design and sensor performance we believe may be appropriate for obtaining replacement claim labeling from the FDA for the use of our STS as the sole basis for making therapeutic adjustments.

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  Access to Real-Time Values and Trend Information. By pushing a button, patients can view their current glucose value, along with a graphical display of one-, three- or nine-hour trend information. Without continuous monitoring, the patient is often unaware if his or her blood glucose is rising, declining or remaining constant. Access to continuous real-time glucose measurements provides patients with information that may aid in attaining better glucose control. Additionally, our STS alerts patients when their blood glucose approaches inappropriately high or low levels so that they may intervene.

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  Intuitive Patient Interface. We have extensive experience in the clinical trial setting with real-time usage of our continuous glucose monitoring technology. With knowledge gained from more than 10,000 patient days of real-time usage in clinical studies, we have developed a patient interface that we believe is intuitive and easy to use. Our receiver's ergonomic design includes user-friendly buttons, an easy-to-read display, simple navigation tools, audible alerts and graphical display of trend information.

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  Comfort. Our STS provides patients with the benefits of continuous monitoring, without having to perform finger stick tests for every measurement. Additionally, the disposable sensor electrode that is inserted under the skin is a very thin wire, minimizing potential discomfort associated with inserting or wearing the disposable sensor. The external portion of the sensor, including the transmitter, is small, has a low profile and is designed to be easily worn under clothing. Finally, the wireless receiver is the size of a small cell phone and can be carried discreetly in a pocket or purse.

In a peer-reviewed article based on our approved support trial, patients demonstrated statistically significant improvements in blood glucose levels. When compared to patients relying solely on single-point finger stick measurements, patients with access to continuous data from our STS reduced time spent hyperglycemic by 23%, reduced time spent hypoglycemic by 21% and increased time spent in the target range by 26% in just nine consecutive days of use. This article was published by the clinical investigators of our approval support trial in the January 2006 edition of Diabetes Care.

While we believe our STS offers these advantages, patients may not perceive the benefits of continuous glucose monitoring and may be unwilling to change their current treatment regimens. Furthermore, we do not expect that our STS will appeal to all types of diabetes patients. Our STS requires a patient to insert a disposable sensor electrode under their skin at least every three days. Patients could find this process to be uncomfortable or inconvenient. Patients may be unwilling to insert a disposable sensor in their body, especially if their current diabetes management involves no more than two finger sticks per day. Additionally, our STS is not approved as a replacement device for single-point finger stick devices, must be calibrated initially using two finger sticks and thereafter at least every 12 hours using single-point finger stick measurements and may be more costly to use.

Our Strategy

Our objective is to become the leading provider of continuous glucose monitoring systems and related products to enable people with diabetes to more conveniently and effectively manage their disease. To achieve this objective, we are pursuing the following business strategies:

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  Establish our technology platform as the leading approach to continuous glucose monitoring. We have developed proprietary core technology and expertise that provide a broad platform for the development of innovative products for continuous glucose monitoring. On March 24, 2006, we received approval from the FDA for our STS. We recently announced commercial availability of our STS and plan to continue to invest in the development of our technology platform and to obtain additional FDA approvals for our continuous glucose monitoring systems.

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  Drive the adoption of our products through a direct sales and marketing effort. We hired our Vice President of Sales in November 2005 and our Vice President of Marketing in April 2006, and recently hired direct sales personnel, including several sales managers, to call directly on endocrinologists, physicians and diabetes educators who can educate and influence patient adoption of continuous glucose monitoring. To complement our sales efforts, we intend to employ clinical specialists who will educate and provide clinical support to patients. We have launched our STS initially in the United States and plan to expand distribution into selected European and Asian markets.

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  Expand the use of our products to other patient care settings and patient demographics. Our STS is approved for use at home and in health care facilities by adults with diabetes. We believe there is an unmet medical need for continuous glucose monitoring in the hospital setting. As of 1997, there were more than 4.2 million hospitalizations annually among people with diabetes. In addition, as of 1998, as many as 1.5 million hospitalized patients in the United States had significant hyperglycemia but no history of diabetes. A study of over 1,500 hospitalized patients, of which only 13% had a history of diabetes, concluded that intensive insulin therapy to maintain blood glucose levels reduced mortality among critically ill patients in the surgical intensive care unit and improved patient outcomes. In addition, we believe our STS may be beneficial to pediatric diabetes patients. The prevalence of diabetes among adolescents is increasing due to growing incidence of obesity.

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  Leverage our product development expertise to rapidly bring products to market. We have demonstrated our ability to leverage our platform and apply our technical expertise to rapidly develop products. In less than two years, we brought our STS from concept to FDA approval. While our STS PMA was pending, we began developing a next generation STS intended to extend the useful life of the STS from three to seven days and completed an approval support trial. In addition, we have initiated feasibility studies to evaluate the trial design and sensor performance we believe may be appropriate for obtaining replacement claim labeling from the FDA for the use of our STS as the sole basis for making therapeutic adjustments. We plan to continue to provide performance improvements and introduce new products to establish and maintain a leadership position in the market. In the future, we may develop our technology to support applications beyond glucose sensing.

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  Provide a high level of customer support, service and education. We support our sales and marketing efforts with a customer service program that includes customer training and support. We provide direct technical support by telephone and Internet access 24 hours a day to patients, endocrinologists, physicians and diabetes educators to promote safe and successful use of our products. We also plan to add in-house reimbursement expertise to assist physicians and patients in obtaining proper reimbursement from third-party healthcare payors if our STS is approved for reimbursement.

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  Pursue the highest safety and quality levels for our products. We have established an organization that is highly focused on product quality and patient safety. We have developed in-house engineering, quality assurance, clinical and regulatory expertise, and data analysis capabilities. Additionally, we seek to continue to establish credible and open relationships with regulatory bodies, physician opinion leaders and scientific experts. These capabilities and relationships will assist us in designing products that we believe will meet or exceed expectations for reliable, safe performance.

Our Technology Platform

The development of a continuous glucose monitor requires successful coordination and execution of a wide variety of technology disciplines, including biomaterials, membrane systems, electrochemistry, low power microelectronics, telemetry, software, algorithms, implant tools and sealed protective housings. We have developed in-house expertise in these disciplines. We believe we have a broad technology platform that will support the development of multiple products for glucose monitoring.

Sensor Technology

The key enabling technologies for our sensors are biomaterials, membrane systems, electrochemistry and low power microelectronics. We have applied our biomaterials expertise by developing a polymeric biointerface membrane system that modifies the human body's foreign body response, which is inherently hostile to implanted objects. When an implant is placed into the body, it triggers the body to respond by encapsulating and isolating the implanted object with scar tissue, known as the foreign body response. Typically, this complete response takes between three and four weeks, although sensor function may be severely hampered much sooner. Historically, the challenge with implantable sensors has been their inability to operate due to the foreign body response because glucose is blocked from reaching the sensor. Our proprietary polymer membrane technology is designed to modify the human body's response, providing for the continual transport of glucose and oxygen to the sensor. This technology is currently used in our long-term sensor. While our membrane technology has significantly improved functionality in our implanted long-term sensors, the technology is still under development and we have encountered some premature sensor failures in our clinical trials due to the foreign body response.

Complementing the biointerface membrane, our sensing membrane technology consists of multiple polymer layers configured to selectively allow the appropriate mix of glucose and oxygen to travel through the membrane. Within the sensing membrane, the glucose and oxygen react with a specific enzyme to create an extremely low level electrical signal, measured in pico-amperes. This electrical signal is then translated into glucose measurements. We believe that the capability to measure very low levels of current and to accurately translate those measurements into glucose values is also a unique and distinguishing feature of our technology. These technologies are used in both our short-term and long-term sensors. We have also developed technology to allow sensitive electronics to be packaged in a fully-contained, sealed unit that can be quickly and safely implanted by a physician with our long-term sensor. Our sensors are designed to function without damage from fluids or other substances in the body and to be quickly and safely removed.

Receiver Technology

Our glucose monitoring systems use radiofrequency telemetry to wirelessly transmit information from the sensor to our platform receiver. We have developed the technology for reliable transmission and reception and have consistently demonstrated a high degree of capture of transmissions from sensor to receiver in our clinical trials. Our receiver then processes and displays real-time and trended glucose values, and provides alerts. We have used our extensive database of continuous glucose data from our clinical trials to create software and algorithms for the display of data to patients.

In January 2006, the Federal Communications Commission granted our request for a waiver from certain Medical Implant Communications Service, or MICS, rules concerning radio frequency transmissions of our continuous glucose monitoring systems. The waiver provides clearance for our continuous glucose monitoring systems to wirelessly transmit data to patients in the MICS band.

Other Technology Applications

We have gained our technology expertise by learning to design implants that can withstand the rigors of functioning within the human body for extended periods of time. In addition to the foreign body response, we have overcome other problems related to operating within the human body, such as device sealing, miniaturization, durability, sensor geometry and surgical techniques. We believe the expertise gained in overcoming these problems will support the development of additional products beyond glucose monitoring.

Our Products

On March 24, 2006, we received approval from the FDA for our STS, which includes a disposable sensor that can be inserted by a patient and used continuously for up to three days. Our approval allows for the use of our STS by adults with diabetes to detect trends and track glucose patterns, to aid in the detection of hypoglycemia and hyperglycemia and to facilitate acute and long-term therapy adjustments. Our STS is indicated for use as an adjunctive device to complement, not replace, information obtained from standard home blood glucose monitoring devices. Our STS must be prescribed by a physician and is intended for use by patients at home and in healthcare facilities. Interpretation of the STS results should be based on trends and patterns seen with several sequential readings over time. We are continuing the clinical development on our next generation STS that can be used continuously for seven days and expect to file a PMA supplement for approval of this product by the middle of 2006. In addition, we have initiated feasibility studies to evaluate the trial design and sensor performance we believe may be appropriate for obtaining replacement claim labeling from the FDA for the use of our STS as the sole basis for making therapeutic adjustments. We plan to submit an application for an Investigational Device Exemption, or IDE, to the FDA in the second half of 2006 and expect to commence a pivotal trial shortly thereafter. We are also developing a long-term continuous blood glucose monitoring system. We are currently evaluating improvements made to our third generation implantable long-term sensor in a seven-patient trial in New Zealand. We plan to fully evaluate the impact of those improvements before enrolling any additional patients in our U.S.-based IDE clinical trial.

Our short-term and long-term systems include either a small patient-insertable or physician-impantable sensor that continuously measures blood glucose levels in subcutaneous tissue, and a handheld receiver to which the sensor wirelessly transmits blood glucose levels at specified intervals. These systems are based on many of the same underlying core technologies and are being designed to offer several performance and ease-of-use advantages to provide continuous blood glucose monitoring to patients. Our research and development expenses were $25.5 million in 2005, $12.2 million in 2004, and $8.9 million in 2003, excluding stock-based compensation expenses.

Short-Term Continuous Glucose Monitoring Disposable Sensor

Our STS includes a tiny wire-like electrode coated with our sensing membrane system. This disposable sensor comes packaged with an integrated insertion device and is contained in a small plastic housing platform, or pod. The base of the pod has adhesive that attaches it to the skin. The electrode is intended to be easily and reliably inserted by the patient by exposing the adhesive, placing the pod against the surface of the skin of the abdomen and pushing down on the insertion device. The insertion device extends a narrow gauge needle containing the electrode into the subcutaneous tissue and retracts the needle, leaving behind the electrode in the tissue and the pod adhered to the skin. The patient then disposes of the insertion device. After a stabilization period of a few hours, the patient is required to calibrate the receiver with two measurements from a single-point finger stick device and the disposable sensor begins wirelessly transmitting the continuous glucose data at specific intervals to the handheld receiver. Patients are prompted by the receiver to calibrate our STS twice per day with finger sticks throughout the three-day usage period to ensure reliable operation. At this time, our first generation STS will not eliminate the need for finger sticks for therapy decisions, although in the future we intend to seek replacement claim labeling from the FDA for the use of our STS as the sole basis for making therapeutic adjustments.

Our disposable sensor functions for three days after which it may be replaced. After three days, the patient simply removes the pod and attached electrode from the skin and discards them. A new sensor and pod can then be inserted and used with the same receiver and transmitter.

Handheld Receiver

Our small cell phone-sized receiver is carried by the patient and wirelessly receives continuous glucose values data from the sensor. Proprietary algorithms and software, developed from our extensive database of continuous glucose data from clinical trials, are programmed into the receiver to process the glucose data from the sensor and display it on a user-friendly graphical user interface. With a push of a button, the patient can access their current glucose value and one-, three- and nine-hour trended data. Additionally, when glucose values are inappropriately high or low, the receiver provides an audible alert or vibrates. The receiver is a self-contained, durable unit with a rechargeable battery.

Clinical Development Program

Evaluating Continuous Glucose Monitoring Systems

Continuous glucose monitoring is an emerging technology. There are no clearly established guidelines or universally accepted measures for evaluating the performance of continuous glucose monitoring products, especially with respect to accuracy. As a result, analyses of continuous glucose monitoring products have generally utilized traditional single-point accuracy measures that were derived from the field of analytical chemistry to evaluate conventional single-point finger stick devices. However, we do not know whether the FDA, other regulatory bodies or physicians will consider these single-point measures to be the appropriate means to demonstrate the safety and efficacy of continuous glucose monitoring systems for real-time monitoring of glucose values and trends by patients or as a replacement for conventional blood glucose meters, nor do we know what threshold levels of these measures the FDA or others will determine to constitute acceptable performance. The FDA or others analyzing our clinical results may determine that different measures from those we have used are better indicators of accuracy, clinical utility and safety. In reporting data from our clinical trials, we report those measurements that we believe most appropriately characterize the performance of our continuous blood glucose systems in three primary areas: accuracy, clinical utility and safety.

Accuracy Measures.    Typically, to measure accuracy in our clinical trials, we compare the output from our continuous glucose monitoring systems at a specific point in time to a reference measurement at the same point in time. These two measurements are called paired points. The reference value is usually measured by a laboratory instrument, such as a Yellow Springs Instrument, or a conventional blood glucose meter using samples from finger sticks. These paired points are then compared to each other using statistical analyses intended to measure accuracy.

The primary statistical analyses we use include the following:

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  Bias. Bias is the result of a mathematical calculation using a modified linear regression analysis that is designed to evaluate whether a device's measurement is systematically too high or too low, when compared to a reference measurement, usually determined by a single-point finger stick device. A device with a lower bias is generally considered to be more accurate.

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  Clarke Error Grid. A Clarke Error Grid is a plot of all paired points categorized into five areas denoted A, B, C, D and E, with A and B being the most clinically desirable and D and E being the least clinically desirable. Devices with higher combined A and B percentages—closer to 100%—and lower combined D and E percentages—closer to 0%—are considered to have better performance.

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  Mean Absolute Relative Difference, or MARD. MARD is the result of a mathematical calculation that measures the average disparity between the sensor and the reference measurement. The lower the MARD, the more accurate the device is considered.

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  R-Value. An R-value is the result of a mathematical calculation using linear regression techniques to measure the relationship between the paired points. The maximum R-value is 1.0. A higher R-value means a more linear relationship with the reference measurement and is assumed to be more accurate.

Clinical Utility Measures.    We have designed our clinical trials to measure whether the use of real-time continuous glucose data reduces the time a patient spends in abnormally high and low glucose ranges, and increases the time spent in the target range. In our studies, we measure a patient's blood glucose level continuously for a defined period of time, using our continuous glucose monitoring systems, but do not permit the patient to view the data. These measurements are used to establish a baseline. Subsequently, we measure the same patient's blood glucose level continuously for a similar or longer period of time, but the patient is allowed to view and utilize the data. These unblinded glucose levels are then compared to the baseline glucose levels to determine whether the use of the data from our continuous glucose monitoring system affected the amount of time the patient's blood glucose level was high, low and within the target range.

Safety Measures.    The safety profile of any new product must be clearly established before it can be approved for commercial use. Data must be collected to demonstrate that patients can use the device safely, the device operates safely and any procedure associated with the device is also safe. We typically record adverse events related to the implant or insertion and removal of our sensors, related to the operation of the systems or related to the patient's use of the data from the systems. Of most concern is the occurrence of serious or unexpected adverse events. The desired result is that adverse events are not more serious and do not occur more frequently than similar products currently commercially available and utilized by patients for the same purpose.

Clinical Trials

We began our first human clinical trial in 2001 and to date have over 10,000 patient days of unblinded clinical use of our devices. Throughout these studies and trials we have experienced successes and failures, which we have relied upon in the continual design and development of our products. As a result, we have developed our STS and a first, second and third generation of our long-term sensors, referred to as G1, G2 and G3, respectively, all of which have been or are currently being evaluated in human clinical trials. Throughout these trials, there have been no serious or unexpected adverse events reported related to the implant or explant of the devices or the use of our systems. Given the ongoing process of design and development, we believe that our more recent clinical trials are most relevant to an understanding of our current clinical performance. The table below and the following discussion summarize our primary STS clinical trials that were completed, and our ongoing clinical trials:

Product	Clinical Trial	Year Completed	Clinical Trial Sites	Patients
STS	Approval Support Trial	2005	4 Sites; United States	91
STS	Seven-Day Approval Support Trial	2005	5 Sites; United States	86
STS	Replacement Feasibility Trial	2005	3 Sites; United States	36
STS	Repeated Use Trial	Ongoing	7 Sites; United States	140

Short-Term Disposable Sensor Trials

Approval Support Trial.    Ninety-one patients at four sites in the United States were enrolled in a two-arm randomized trial intended to support the filing of a PMA application. The application was submitted and the data from the trial, as reported in the PMA submission, is summarized below. The trial was designed to measure the accuracy, safety and possible clinical benefit of our STS sensor. Patients were randomized to either a blinded group, or control, which wore three successive sensors for 72 hours each, for a total of nine days, but was blinded to the data, or an unblinded group, which wore three successive sensors for 72 hours each, also for a total of nine days, but was allowed to view and utilize the real-time continuous data for the last two periods, or six days. Patients in both groups inserted the sensors themselves and wore them at home and at work in their daily activities.

The primary efficacy endpoint for the trial was bias. In order to pass the primary efficacy endpoint, our STS sensor had to demonstrate a bias of less than 15 mg/dl when compared to finger-stick values at 50 mg/dl and 80 mg/dl and less than 15% when compared to finger-stick values at 100 mg/dl, 150 mg/dl and 200 mg/dl. Bias is a measure of accuracy used to help determine if there is systematic error in the device being evaluated. The graph below shows the bias of the sensor at each of the measurement values compared to the upper limit. Our sensor met the primary endpoint of bias. The results are shown in the graph below.

The trial's primary safety endpoint was the incidence of adverse events. There were no serious or unanticipated adverse events related to the insertion, wearing or removal of, or use of data from, our STS sensor.

In addition to the primary efficacy endpoint of bias, we also measured the accuracy of our STS sensor using the traditional single-point measures of R-value, MARD and Clarke Error Grid. The data as reported in our PMA application is shown in the table below.

							Clarke Error Grid
Trial			Sensors Deployed	Sensors Analyzed
	Duration	Patients			R-Value	MARD%	A&B%	D&E%
Approval Support	9 Days (216 Hours)	91	287	273	0.88	21.2	95.4	2.1

To measure the potential clinical benefit to patients of access to real-time continuous glucose data, we compared blood glucose data obtained from patients in the blinded group to blood glucose data obtained from patients in the unblinded group. The results of the comparison are summarized in the figure below.

Differences in Glucose Profiles—Unblinded Group Compared to Blinded Group

As an additional measure of the potential clinical benefit to patients of access to real-time continuous glucose data, we also analyzed blood glucose data obtained only from the unblinded group. The unblinded group had both a blinded and unblinded period. We compared blood glucose data for the first three-day period, during which patients were blinded to the continuous glucose data, and the last three-day period, during which patients were unblinded to the continuous glucose data. The results of the comparison are summarized in the figure below.

Improvement in Glucose Profiles—Unblinded Period Compared to Blinded Period

Seven-Day Approval Support Trial.    In July 2005, we completed an 86-patient, 21-day trial in the United States with our next generation STS that evaluated performance over three consecutive seven-day periods. Patients inserted our STS disposable sensors themselves, wore them in their daily activities at home and work, and were allowed to view and utilize the real-time continuous glucose data from our STS. The study demonstrated that our STS functioned reliably over a seven-day period without a decline in sensor performance or any signs of infection at the insertion site. Data related to this trial has been submitted to, and accepted for publication by, the American Association of Clinical Endocrinologists, or AACE, and the ADA for potential publication at their Annual Scientific Sessions in 2006. During the second quarter of 2006, we plan on conducting a registry trial to incorporate improvements made to our seven-day STS since completing our trial in July 2005. Following completion of this study, we plan to request approval for this device by filing a PMA supplement.

Replacement Feasibility Trial.    We have initiated feasibility trials to evaluate the study design and sensor performance we believe may be appropriate for obtaining replacement claim labeling from the FDA for our STS sensor. We plan to submit an application for an IDE, if required, to the FDA in the second half of 2006. By the end of 2006, we expect to complete a pivotal trial to seek replacement claim labeling from the FDA.

Repeated Use Trial.    We enrolled a repeated use trial that allowed patients to use our STS for 90 consecutive days, with patients replacing the disposable sensor every three days. We have enrolled approximately 140 patients in seven sites in the United States. We expect to conclude the trial in the second half of 2006.

Analysis of the preliminary results in the first 60 of 140 patients, consisting of both Type 1 and Type 2, to complete the full 90 days in our Repeated Use Trial demonstrated a statistically significant reduction in their hemoglobin A1c levels, or A1c levels. A1c levels are a measure of the average amount of sugar in the blood over the last three months. Preliminary results of the first 60 patients showed an average 0.49% decrease in A1c levels. The 20 patients that started the study with an A1c greater than 8% showed an average 1.03% decrease in A1c levels over the study period. Both reductions were statistically significant. Results from the UK Prospective Diabetes Study as published in the January 2002 edition of Diabetes Care showed that for every percentage point decrease in A1c levels, there was a 35% reduction in the risk for diabetes-related complications. Additionally, each percentage point reduction also lowered the risk of heart attack by 18%. The results from our Repeated Use Trial have not been peer-reviewed but have been submitted to the ADA for review for potential publication or presentation in the Late Breaking Clinical Trials section of the Scientific Sessions of the 2006 Annual Meeting of the ADA in June.

Long-Term Sensor Trial

We are currently evaluating improvements made to our third generation implantable long-term sensor in a seven-patient trial in New Zealand. We plan to fully evaluate the impact of those improvements before enrolling any additional patients in our U.S.-based IDE clinical trial.

Clinical Trial Process

We enter into contracts with clinical investigators, surgeons and clinical trial sites to conduct our clinical trials. These contracts include terms requiring the parties to comply with regulations and guidelines issued for the type of study being performed. Generally, we contract with clinical trial sites to screen and enroll patients, schedule visits for implants or insertions, conduct in-clinic studies, prepare patient report forms and collect and aggregate trial data. Clinical trial site fees generally include a set-up fee, a per-patient trial management fee and an overhead charge. We contract with surgeons for the implantation and explanation of our long-term implantable sensor, and we pay a set fee for these services. We contract with clinical investigators to implement our trial protocol, acquire institutional review board approval, and generally ensure that the study is conducted in a safe and ethical manner while complying with all regulations and guidelines related to the clinical trial.

Sales and Marketing

We have built a direct sales organization to call on endocrinologists, physicians and diabetes educators who can educate and influence patient adoption of continuous glucose monitoring. To complement our direct sales efforts, we intend to employ clinical specialists who will educate and provide clinical support to patients. We hired our Vice President of Sales in November 2005, recently hired direct sales personnel, including several sales managers, and are in the process of hiring additional direct sales personnel and clinical specialists. In addition, we hired our Vice President of Marketing in April 2006, have also hired a director of marketing and have built a small marketing support team. We expect to continue to grow our sales and marketing organization to support the national commercial launch of our STS. We believe that referrals by physicians and diabetes educators, together with self-referrals by patients, will drive initial adoption of our STS. We plan to directly market our products in the United States primarily to endocrinologists, physicians and diabetes educators. Although the number of diabetes patients is significant, the number of physicians and educators influencing these patients is relatively small. As of 2001, there were an estimated 3,700 endocrinologists in the United States. As a result, we believe a direct, highly-specialized and focused sales organization of approximately 20 to 30 people will be sufficient for us to support our commercial launch.

We intend to use a variety of marketing tools to drive initial adoption, ensure continued usage and establish brand loyalty for our continuous glucose monitoring systems by:

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  creating awareness of the benefits of continuous monitoring and the advantages of our technology with endocrinologists, physicians, diabetes educators and patients;

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  providing strong educational and training programs to healthcare providers and patients to ensure easy, safe and effective use of our systems; and

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  offering a readily-accessible telephone and web-based technical and customer support infrastructure.

Our sales organization competes with the experienced and well-funded marketing and sales operations of our competitors. We have limited experience developing and managing a direct sales organization and we may be unsuccessful in our attempt to do so. Developing a direct sales organization is a difficult, expensive and time consuming process. To be successful we must:

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  recruit and retain adequate numbers of effective sales personnel;

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  effectively train our sales personnel in the benefits of our products;

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  establish and maintain successful sales and marketing and education programs that encourage endocrinologists, physicians and diabetes educators to recommend our products to their patients; and

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  manage geographically disbursed operations.

If we are unable to develop a sales and marketing organization, or if our direct sales organization is not successful, we may have difficulty achieving market awareness and selling our products.

Competition

The market for blood glucose monitoring devices is intensely competitive, subject to rapid change and significantly affected by new product introductions. Four companies, Roche Disetronic, a division of Roche Diagnostics; LifeScan, Inc., a division of Johnson & Johnson; the MediSense and TheraSense divisions of Abbott Laboratories; and Bayer Corporation, currently account for substantially all of the worldwide sales of self-monitored glucose testing systems. These competitors' products use a meter and disposable test strips to test blood obtained by pricking the finger or, in some cases, the forearm. In addition, other companies are developing or marketing minimally invasive or noninvasive glucose testing devices and technologies that could compete with our devices. There are also a number of academic and other institutions involved in various phases of our industry's technology development.

To date, in addition to our STS, the FDA has approved three continuous monitors or sensors including the CGMS System Gold and Guardian RT by Medtronic, and the GlucoWatch, currently owned by Johnson & Johnson. Medtronic's CGMS System Gold and Guardian RT are currently in commercial use. Medtronic's CGMS system does not provide patients real-time blood glucose measurements, but rather stores these values for later retrieval by a healthcare professional to obtain historical trending information. Medtronic's Guardian RT System, which received FDA approval in July 2005, does not show trend values but displays real-time glucose measurements and has the capability to notify the patient when it detects dangerously high or low levels of blood glucose. We are not aware of any approved devices that have received replacement claim labeling. Progress of others developing continuous glucose monitors is difficult to assess, but we are aware that Abbott has submitted applications for real-time continuous monitors or sensors to the FDA but is not yet approved. There can be no assurance when, if ever, any continuous monitor or sensor will be approved as a replacement for single-point finger stick devices.

A number of companies are developing next generation real-time continuous glucose monitoring or sensing devices and technologies, including several companies that are developing non-invasive continuous glucose monitoring products to measure the patient's blood glucose level. The majority of these non-invasive technologies do not pierce the skin, but instead typically analyze signatures reflected back from energy that has been directed into the patient's skin, tissue or bodily fluids.

Many of our competitors are either publicly traded or are divisions of publicly-traded companies, and they enjoy several competitive advantages, including:

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  significantly greater name recognition;

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  established relations with healthcare professionals, customers and third-party payors;

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  established distribution networks;

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  additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;

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  greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products and marketing approved products; and

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  greater financial and human resources for product development, sales and marketing, and patent litigation.

As a result, we cannot assure you that we will be able to compete effectively against these companies or their products.

We believe that the principal competitive factors in our market include:

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  comfort and ease of use;

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  safe, reliable and high quality performance of products;

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  effective sales, marketing and distribution;

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  cost of products and eligibility for reimbursement;

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  brand awareness and strong acceptance by healthcare professionals and patients;

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  customer service and support and comprehensive education for patients and diabetes care providers;

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  speed of product innovation and time to market;

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  regulatory expertise; and

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  technological leadership and superiority.

Manufacturing

Prior to FDA approval of our STS, we manufactured our glucose monitoring systems, including our STS, in limited quantities sufficient to meet the needs for our clinical trials. We currently have limited resources, facilities and experience in commercially manufacturing sufficient quantities to meet expected demand for our STS. While we believe that our current facility will be adequate to manufacture and supply initial demand for our STS, in order to produce our STS in the quantities we anticipate will be necessary to meet market demand, we will need to increase our manufacturing capacity by a significant factor over the current level.

Our current manufacturing facilities are located in and around our headquarters in San Diego, California, where we have more than 7,000 square feet of laboratory space and approximately 3,000 square feet of class 100K clean rooms. This facility was approved for medical device manufacturing in August 2005 by the FDA. Following FDA approval of our STS, we also leased 66,400 square feet of additional manufacturing space. There are technical challenges to increasing manufacturing capacity, including equipment design and automation, material procurement, problems with production yields, and quality control and assurance. Additionally, the production of our continuous glucose monitoring systems, including our STS, must occur in a highly controlled and clean environment to minimize particles and other yield- and quality-limiting contaminants. Moreover, before we can produce product at this new facility for commercial use, the facility will have to undergo a pre-approval inspection by the FDA and corresponding state agencies. Developing commercial-scale manufacturing facilities will require the investment of substantial additional funds and the hiring and retaining of additional management, quality assurance, quality control and technical personnel who have the necessary manufacturing experience. Also, the scaling of manufacturing capacity is subject to numerous risks and uncertainties, such as the availability and suitability of facility space, construction timelines, design, installation and maintenance of manufacturing equipment, among others, which can lead to unexpected delays. We cannot assure you that we will be able to develop and expand our manufacturing process and operations or obtain FDA and state agency approval of our new facility in a timely manner or at all. If we are unable to manufacture a sufficient supply of our STS or other future products, maintain control over expenses or otherwise adapt to anticipated growth, or if we underestimate growth, we may not have the capability to satisfy market demand and our business will suffer.

We manufacture our continuous glucose monitoring systems with components supplied by outside vendors and with parts manufactured by us internally. Key components that we manufacture internally include our wire-based sensors for our STS, and our proprietary biointerface and sensing membranes for our long-term sensors. The remaining components and assemblies are purchased from outside vendors. We then assemble, test, package and ship the finished continuous monitoring systems, which consist of a sensor, a transmitter and a receiver.

We purchase certain components and materials from single sources due to quality considerations, costs or constraints resulting from regulatory requirements. Currently, those single sources are AMI Semiconductor, Inc., which produces the application specific integrated circuits used in our transmitters; Flextronics International Ltd., which assembles the printed circuit boards for our transmitters and receivers; The Tech Group, which produces injection molded components; and Vita Needle, which manufactures the insertion needle for our STS. In some cases, agreements with these and other suppliers can be terminated by either party upon short notice. We may not be able to quickly establish additional or replacement suppliers for our single-source components, especially after our products are commercialized, in part because of the FDA approval process and because of the custom nature of the parts we designed. Any supply interruption from our vendors or failure to obtain alternate vendors for any of the components would limit our ability to manufacture our systems, and could have a material adverse effect on our business.

Third-Party Reimbursement

Our STS does not have reimbursement and is not approved for insurance coverage. The availability of insurance coverage and reimbursement for newly approved medical devices is uncertain. Until reimbursement or insurance coverage is established, patients will have to bear the financial cost of our STS. In the United States, patients using existing single-point finger stick devices are generally reimbursed all or part of the product cost by Medicare or other third-party payors. The commercial success of our products in both domestic and international markets will be substantially dependent on whether third-party coverage and reimbursement is available for patients that use our products. Third-party coverage may be particularly difficult to obtain if our systems are not approved by the FDA as replacements for existing single-point finger stick devices. In order to establish reimbursement or insurance coverage for our STS, we believe that we need to develop an established base of STS users, gain the support of advocacy groups and show the benefits of our system through clinical data generated by clinical trials. The lack of reimbursement or insurance coverage may prevent us from establishing a base of STS users. Even if we are able to establish a base of users, advocacy groups may not be supportive of our efforts to obtain reimbursement or Medicare, Medicaid, health maintenance organizations and other third-party payors may not agree with the conclusions of clinical data showing the benefits of our system.

Recently, in a preliminary decision, the Healthcare Common Procedures Coding System, or HCPCS, workgroup denied a request to establish HCPCS tracking codes for Medtronic's Guardian RT continuous glucose monitoring system. The Center for Medicare & Medicaid Services, or CMS, HCPCS workgroup cited that the applicant had not demonstrated superior patient outcomes as a result of the use of the device and that no insurer had identified a national program operating need to establish the codes. This is only a preliminary decision regarding the establishment of a HCPCS code and not a decision regarding coverage. The recent FDA approval of our STS occurred on the same day as the preliminary decision was published. Given our national launch of our STS, we intend to submit for the HCPCS workgroup's consideration, peer-reviewed clinical outcomes data demonstrating the benefits of our STS and a statement of national availability. In addition, we expect that patient advocacy groups will also submit information to the HCPCS workgroup. We intend to vigorously pursue HCPCS coding and the coverage codes required for reimbursement.

Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new medical devices, and, as a result, they may not cover or provide adequate payment for our products. In order to obtain reimbursement arrangements, we may have to agree to a net sales price lower than the net sales price we might charge in other sales channels. The continuing efforts of government and third-party payors to contain or reduce the costs of healthcare may limit our revenue. Our initial dependence on the commercial success of our STS makes us particularly susceptible to any cost containment or reduction efforts. Accordingly, unless government and other third-party payors provide adequate coverage and reimbursement for our products, patients may not use them.

In some foreign markets, pricing and profitability of medical devices are subject to government control. In the United States, we expect that there will continue to be federal and state proposals for similar controls. Also, the trends toward managed healthcare in the United States and proposed legislation intended to reduce the cost of government insurance programs could significantly influence the purchase of healthcare services and products and may result in lower prices for our products or the exclusion of our products from reimbursement programs.

Intellectual Property

Protection of our intellectual property is a strategic priority for our business. We rely on a combination of patent, copyright and other intellectual property laws, trade secrets, nondisclosure agreements and other measures to protect our proprietary rights. As of March 31, 2006, we had obtained eight issued U.S. patents, and had 72 additional U.S. patent applications pending. We believe it will take up to five years, and possibly longer, for these pending U.S. patent applications to result in issued patents. Our issued patents expire between 2006 and 2023. As of March 31, 2006, we had 15 open international applications filed under the Patent Cooperation Treaty, one granted European patent, 11 European patent applications pending, 10 Japanese patent applications pending, six pending U.S. trademark applications, one registered European trademark, three pending European trademark applications and four pending Japanese trademark applications.

We also rely on licenses to use various patented technologies that are material to our business. In addition to our own patents, we have entered into an exclusive license agreement with SM Technologies LLC in the field of implantable devices for diabetes for nine U.S. patents that cover portions of the biointerface technologies used in our sensors. We do not own the patents that underlie these licenses. Our rights to use these technologies and employ the inventions claimed in the licensed patents are subject to our abiding by the terms of those licenses. In addition, we do not control the prosecution of the patents subject to this license or the strategy for determining when such patents should be enforced. As a result, we are largely dependent upon SM Technologies LLC to determine the appropriate strategy for prosecuting and enforcing those patents. Our STS does not incorporate the technologies covered by these patents.

Together, our patents, patent applications and exclusive licenses of patents protect aspects of our core membrane and sensor technologies, and our patent applications cover product concepts for continuous glucose monitoring. We believe that our patent and license position will provide us with sufficient rights to develop, sell and protect our current and proposed commercial products. However, our patent applications may not result in issued patents, and we cannot assure you that any patents that have issued or might issue will protect our intellectual property rights. Furthermore, we cannot assure you that all of our patents will be upheld. Any patents issued to us may be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology that avoids our patents. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

The medical device industry in general, and the glucose testing sector of this industry in particular, are characterized by the existence of a large number of patents and frequent litigation based on assertions of patent infringement. We are aware of numerous patents issued to third parties that relate to aspects of our business, including the design and manufacture of continuous glucose monitoring sensors and membranes, as well as methods for continuous glucose monitoring. The owners of each of these patents could assert that the manufacture, use or sale of our continuous glucose monitoring systems infringes one or more claims of their patents. Each of these patents contains multiple claims, any one of which may be independently asserted against us. There may be patents of which we are presently unaware that relate to aspects of our technology that could materially and adversely affect our business. In addition, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that materially and adversely affect our business.

On August 11, 2005, Abbott Diabetes Care, Inc., or Abbott, filed a patent infringement lawsuit against us in the United States District Court for the District of Delaware, seeking a declaratory judgment that our short-term glucose monitor infringes certain patents held by Abbott. We moved to dismiss these claims on August 31, 2005 on the grounds that Abbott's Complaint was premature. In addition to our motion to dismiss, we also filed requests for reexamination of the Abbott patents with the United States Patent and Trademark Office on January 25, 2006 and February 1, 2006. On February 22, 2006, we filed a motion to stay the entirety of the Delaware case pending decision from the Patent Office on those requests for reexamination, and in March 2006, the Patent Office ordered reexamination of each of the four patents currently asserted against us in the litigation. On February 23, 2006, the Court held a scheduling conference, during which it set a trial date of October 9, 2007. The court has not yet ruled on our motions to dismiss or stay the case. Abbott could immediately seek a preliminary injunction that, if granted, would force us to stop making, using, selling or offering to sell our STS. If we were forced to stop selling our products, our business and prospects would suffer. We cannot assure you that Abbott will not file for a preliminary injunction, that we would be successful in defending against such an action if filed or that we can successfully defend ourselves against the claim.

Any adverse determination in litigation or interference proceedings to which we are or may become a party relating to patents could subject us to significant liabilities to third parties or require us to seek licenses from other third parties. Furthermore, if we are found to willfully infringe third-party patents, we could, in addition to other penalties, be required to pay treble damages. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign our products to avoid infringement and any redesign may not receive FDA approval in a timely manner if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products, which would have a significant adverse impact on our business.

We also rely on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position. We seek to protect our proprietary information and other intellectual property by generally requiring our employees, consultants, contractors, outside scientific collaborators and other advisors to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement. Agreements with our employees also forbid them from bringing the proprietary rights of third parties to us. We also generally require confidentiality or material transfer agreements from third parties that receive our confidential data or materials. We cannot provide any assurance that employees and third parties will abide by the confidentiality or assignment terms of these agreements. Despite measures taken to protect our intellectual property, unauthorized parties might copy aspects of our products or obtain and use information that we regard as proprietary.

The federal trademark application for the DEXCOM mark has been opposed, and we intend to vigorously defend against the opposition. The opposition proceeding only determines the right to federally register a trademark and cannot result in the award of any damages. We maintain that we are entitled to a registration for the DEXCOM mark; however, we cannot assure you that we will be successful in defending against this opposition. If we are unsuccessful, we could be forced to change our company name or market our products under a different name, which could result in a loss of brand recognition, could require us to retrieve product and interrupt supply and could require us to devote substantial resources to advertising and marketing our products under the new brand.

Government Regulation

Our products are medical devices subject to extensive and ongoing regulation by the FDA and regulatory bodies in other countries. The Federal Food, Drug and Cosmetic Act, or FDCA, and the FDA's implementing regulations govern product design and development, pre-clinical and clinical testing, pre market clearance or approval, product manufacturing, product labeling, product storage, advertising and promotion, product sales, distribution, servicing and post-market clinical surveillance.

FDA Regulation

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or prior approval from the FDA. The FDA classifies medical devices into one of three classes. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are subject to general controls such as labeling, pre market notification, and adherence to the FDA's Quality System Regulation, or QSR. Class II devices are subject to special controls such as performance standards, post market surveillance, FDA guidelines, as well as general controls. Some Class I and Class II devices are exempted by regulation from the pre market notification, or 510(k) clearance requirement or the requirement of compliance with substantially all of the QSR. Devices are placed in Class III, which requires approval of a PMA application, if they are deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or to be "not substantially equivalent" either to a previously 510(k) cleared device or to a "preamendment" Class III device in commercial distribution before May 28, 1976 for which PMA applications have not been required.

A PMA application must be supported by valid scientific evidence, which typically requires extensive data, including technical, pre-clinical, clinical, manufacturing and labeling data, to demonstrate to the FDA's satisfaction the safety and efficacy of the device. A PMA application also must include a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. After a PMA application is submitted and found to be sufficiently complete, the FDA begins an in-depth review of the submitted information. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA generally will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with QSR, which requires manufacturers to implement and follow design, testing, control, documentation and other quality assurance procedures. In August 2005, we successfully completed the QSR audit of our first manufacturing facility.

FDA review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

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  our systems may not be safe or effective to the FDA's satisfaction;

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  the data from our pre-clinical studies and clinical trials may be insufficient to support approval;

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  the manufacturing process or facilities we use may not meet applicable requirements; and

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  changes in FDA approval policies or adoption of new regulations may require additional data.

If an FDA evaluation of a PMA application or manufacturing facilities is favorable, the FDA will either issue an approval letter, or approvable letter, which usually contains a number of conditions which must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of a device for certain indications. If the FDA's evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA may also determine that additional trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

New PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling and device specifications, materials or design of a device that is approved through the PMA process. PMA approval supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data or the convening of an advisory panel.

Clinical trials are almost always required to support a PMA application and are sometimes required for a 510(k) clearance. These trials generally require submission of an application for an IDE to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate institutional review boards at the clinical trial sites. The FDA's approval of an IDE allows clinical testing to go forward, but does not bind the FDA to accept the results of the trial as sufficient to prove the product's safety and efficacy, even if the trial meets its intended success criteria. All clinical trials must be conducted in accordance with the FDA's IDE regulations which govern investigational device labeling, prohibit promotion, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA's regulations for institutional review board approval and for informed consent. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product. The commencement or completion of any of our clinical trials may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

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  the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

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  patients do not enroll in clinical trials at the rate we expect;

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  patients do not comply with trial protocols;

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  patient follow-up is not at the rate we expect;

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  patients experience adverse side effects;

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  patients die during a clinical trial, even though their death may not be related to our products;

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  institutional review boards and third-party clinical investigators may delay or reject our trial protocol;

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  third-party clinical investigators decline to participate in a trial or do not perform a trial on our anticipated schedule or consistent with the investigator agreement, clinical trial protocol, good clinical practices or other FDA requirements;

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  third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans;

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  regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;

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  changes in governmental regulations or administrative actions;

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  the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or efficacy; and

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  the FDA concludes that our trial design is inadequate to demonstrate safety and efficacy.

After a device is approved and placed in commercial distribution, numerous regulatory requirements apply. These include:

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  establishment registration and device listing;

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  QSR, which requires manufacturers to implement and follow design, production, testing, quality control, documentation and other quality assurance procedures for device manufacture, storage, distribution and servicing;

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  labeling regulations, which prohibit the promotion of products for unapproved or off-label uses or indication and impose other restrictions on labeling, advertising and promotion;

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  medical device reporting regulations, which require that manufacturers report to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;

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  voluntary and mandatory device recalls to address problems when a device is defective and/or could be a risk to health; and

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  corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health.

Also, the FDA may require us to conduct post market surveillance studies or order us to establish and maintain a system for tracking our products through the chain of distribution to the patient level. The FDA and the Food and Drug Branch of the California Department of Health Services enforce regulatory requirements by conducting periodic, unannounced inspections and market surveillance. Inspections may include the manufacturing facilities of our subcontractors.

Failure to comply with applicable regulatory requirements, including those applicable to the conduct of our clinical trials, can result in enforcement action by the FDA, which may lead to any of the following sanctions:

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  warning letters;

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  fines and civil penalties;

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  unanticipated expenditures;

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  delays in approving or refusal to approve our short-term continuous glucose monitoring system or other products;

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  withdrawal of FDA approval;

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  product recall or seizure;

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  interruption of production;

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  operating restrictions;

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  injunctions; and

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  criminal prosecution.

We and our contract manufacturers, specification developers, and some suppliers of components or device accessories, are also required to manufacture our products in compliance with current Good Manufacturing Practice, or GMP, requirements set forth in the QSR. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing, and record keeping. The FDA enforces the QSR through periodic unannounced inspections that may include the manufacturing facilities of our subcontractors. If the FDA believes we or any of our contract manufacturers or regulated suppliers is not in compliance with these requirements, it can shut down our manufacturing operations, require recall of our products, refuse to approve new marketing applications, institute legal proceedings to detain or seize products, enjoin future violations, or assess civil and criminal penalties against us or our officers or other employees. Any such action by the FDA would have a material adverse effect on our business. We cannot assure you that we will be able to comply with all applicable FDA regulations.

International Regulation

International sales of medical devices are subject to foreign government regulations, which may vary substantially from country to country. The time required to obtain approval in a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. There is a trend towards harmonization of quality system standards among the European Union, United States, Canada and various other industrialized countries.

The primary regulatory environment in Europe is that of the European Union, which includes most of the major countries in Europe. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear the CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout Europe. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third party assessment by a "Notified Body." This third party assessment may consist of an audit of the manufacturer's quality system and specific testing of the manufacturer's product. An assessment by a Notified Body of one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. Outside of the European Union, regulatory approval needs to be sought on a country-by-country basis in order for us to market our products.

Environmental Regulation

Our research and development and clinical processes involve the handling of potentially harmful biological materials as well as hazardous materials. We are subject to federal, state and local laws and regulations governing the use, handling, storage and disposal of hazardous and biological materials and we incur expenses relating to compliance with these laws and regulations. If violations of environmental, health and safety laws occur, we could be held liable for damages, penalties and costs of remedial actions. These expenses or this liability could have a significant negative impact on our financial condition. We may violate environmental, health and safety laws in the future as a result of human error, equipment failure or other causes. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We are subject to potentially conflicting and changing regulatory agendas of political, business and environmental groups. Changes to or restrictions on permitting requirements or processes, hazardous or biological material storage or handling might require an unplanned capital investment or relocation. Failure to comply with new or existing laws or regulations could harm our business, financial condition and results of operations.

Advisory Boards

Clinical Advisory Board

We have a clinical advisory board, consisting of individuals with recognized expertise in related fields. Our members advise us concerning product development and clinical trial design. Members of our clinical advisory board meet formally and informally with us. Several members of our clinical advisory board are employed by academic institutions and may have commitments to, or agreements with, other entities that may limit their availability to us. Members of our clinical advisory board may also serve as consultants to other medical product companies, including those that may be competitive with ours. The following persons are members of our clinical advisory board:

Name	Affiliation
Richard Bergenstal, M.D.	International Diabetes Center
Bruce Bode, M.D.	Atlanta Diabetes Associates
John Buse, M.D.	University of North Carolina
Steven Edelman, M.D.	University of California, San Diego
Satish Garg, M.D.	Barbara Davis Center
Lois Jovanovic, M.D.	Sansum Research Foundation
Christopher Saudek, M.D.	Johns Hopkins University
William Tamborlane, M.D.	Yale University

Scientific Advisory Board

We have a scientific advisory board, consisting of individuals with recognized expertise in related fields. Our members advise us concerning technical approaches to product design and development. Members of our scientific advisory board meet formally and informally with us. Several members of our scientific advisory board are employed by academic institutions and may have commitments to, or agreements with, other entities that may limit their availability to us. Members of our scientific advisory board may also serve as consultants to other medical product companies, including those that may be competitive with ours. The following persons are members of our scientific advisory board:

Name	Affiliation
James M. Anderson, M.D., Ph.D.	Case Western University
Polly Matzinger, Ph.D.	National Institute of Health, Department of Immunology
Buddy D. Ratner, Ph.D.	University of Washington, Department of Bioengineering

Members of these boards are paid a stipend for attending meetings. No meetings were held in 2005. In 2004, we paid an aggregate of $26,000 in stipends for attending meetings and consulting fees for specific projects we have requested, and reimbursed an aggregate of $7,000 in expenses, for all of the members of the clinical advisory board, and we paid an aggregate of $16,000 in stipends for attending meetings and consulting fees for specific projects we have requested, and reimbursed an aggregate of $3,000 in expenses, for all of the members of the scientific advisory board. None of the members of these boards has any options or warrants to purchase any of our capital stock.

Employees

As of March 31, 2006, we had 139 employees and 64 temporary employees. Approximately 58 full-time employees are engaged in research and development, clinical, regulatory and quality assurance, 46 in manufacturing and 35 in selling, general and administrative functions. None of our employees is represented by a labor union or is covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages and consider our employee relations to be good.

Facilities

We maintain our headquarters in San Diego, California in one leased facility of approximately 23,000 square feet, which includes our laboratory, research and development, manufacturing and general administration functions. The lease for this facility expires in 2011. We have the right to extend the term of this lease for one period of five years, and a right of first offer for an adjacent facility as space becomes available in that facility. We recently entered into a lease for an additional 66,400 square foot manufacturing facility in San Diego, California, which lease expires in 2014. We also lease two smaller facilities of approximately 7,000 square feet each near our headquarters. We believe that our existing facilities are adequate to meet our needs for the foreseeable future, and that suitable additional space will be available in the future on commercially reasonably terms as needed.

Legal Proceedings

On August 11, 2005, Abbott Diabetes Care, Inc., or Abbott, filed a patent infringement lawsuit against us in the United States District Court for the District of Delaware, seeking a declaratory judgment that our short-term glucose monitor infringes certain patents held by Abbott. We moved to dismiss these claims on August 31, 2005 on the grounds that Abbott's Complaint was premature. In addition to our motion to dismiss, we also filed requests for reexamination of the Abbott patents with the United States Patent and Trademark Office on January 25, 2006 and February 1, 2006. On February 22, 2006, we filed a motion to stay the entirety of the Delaware case pending decision from the Patent Office on those requests for reexamination, and in March 2006, the Patent Office ordered reexamination of each of the four patents currently asserted against us in the litigation. On February 23, 2006, the Court held a scheduling conference, during which it set a trial date of October 9, 2007. The court has not yet reviewed or ruled on our motions to dismiss or stay the case. We intend to vigorously contest the action.

MANAGEMENT

Directors and Executive Officers

The following table presents information regarding our directors and executive officers as of April 10, 2006.

Name	Age	Position
Andrew P. Rasdal	47	President, Chief Executive Officer and Director
Steven J. Kemper	51	Chief Financial Officer
Tae W. Andrews	43	Vice President of Marketing
Andrew K. Balo	58	Vice President of Clinical and Regulatory Affairs
James H. Brauker, Ph.D.	55	Vice President of Research and Development
Mark Brister	44	Vice President of Advanced Development Teams
Rodney Kellogg	50	Vice President of Sales
Steven R. Pacelli	34	Vice President of Legal Affairs
Jorge Valdes	44	Vice President of Engineering
Donald L. Lucas(1)(3)	76	Chairman of the Board of Directors
Brent Ahrens(2)(3)	43	Director
Kim D. Blickenstaff(1)	53	Director
Sean Carney(1)(2)	37	Director
Terrance H. Gregg	57	Director
Donald A. Lucas(1)(2)	43	Director
Glen D. Nelson, M.D.(3)	69	Director
Jay S. Skyler, M.D.(3)	59	Director

(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Member of the Nominating and Governance Committee.

Andrew P. Rasdal has served as our President and Chief Executive Officer and on our board of directors since January 2002. From April 2000 to December 2001, Mr. Rasdal served as Senior Vice President of Medtronic, Inc., a medical technology company, and as President of Medtronic, Inc., Vascular Division. From February 1999 to April 2000, Mr. Rasdal served as General Manager of Medtronic, Inc., Vascular Division. Mr. Rasdal received a B.S. from San Jose State University and an M.B.A. from the Kellogg Graduate School of Management, Northwestern University.

Steven J. Kemper has served as our Chief Financial Officer since March 2003. From November 2001 to March 2003, Mr. Kemper served as Chief Financial Officer and Treasurer of CryoGen, Inc., a medical technology company. From November 1999 to August 2001, Mr. Kemper served as Chief Financial Officer of Proflowers, Inc., an online flower company. From 1996 to present, Mr. Kemper has also served as President of Pacific Financial Consulting. Mr. Kemper received a B.A. from the University of California, San Diego, an M.B.A. from Loyola Marymount University and an M.S. from San Diego State University. Mr. Kemper is a licensed C.P.A.

Tae W. Andrews has served as our Vice President of Marketing since April 2006. From October 2005 to March 2006, Mr. Andrews served as Vice President of Marketing for Accumetrics, Inc., a provider of rotor telemetry technology. From February 2004 to March 2005, he served as Vice President of Marketing for Novalar Pharmaceuticals, a pharmaceutical company. From June 2002 to January 2004, Mr. Andrews served as Vice President of Marketing and Global Branding for TheraSense, Inc., a developer of glucose monitoring systems that was acquired by Abbott Diabetes Care, Inc., and from

May 1999 to May 2002, Mr. Andrews served as their Vice President of Sales and Marketing. He received a B.S. from the United States Naval Academy and an M.B.A. from Columbia University.

Andrew K. Balo has served as our Vice President of Clinical and Regulatory Affairs since February 2002. From June 1999 to February 2002, Mr. Balo served as Vice President, Regulatory and Clinical Affairs of Innercool Therapies, Inc., a medical technology company. Mr. Balo received a B.S. from the University of Maryland.

James H. Brauker, Ph.D. has served as our Vice President of Research and Development since April 2000. From October 1999 to March 2000, Dr. Brauker served as a consultant to us. Dr. Brauker received a B.S. and an M.S. from Central Michigan University and a Ph.D. from Michigan State University.

Mark Brister has served as our Vice President, Advanced Development Teams since May 2003. From February 1999 to May 2003, Mr. Brister served in various capacities, including Vice President, Research and Development, Vice President, Advanced Development Teams and Vice President, Peripheral Products of Medtronic, Inc., a medical technology company.

Rodney Kellogg has served as our Vice President of Sales since December 2005. From January 2002 to December 2005, Mr. Kellogg served as Vice President and General Manager for the Diabetes Systems Division at Smiths Medical MD, Inc., a medical technology company. From July 1997 to January 2002, Mr. Kellogg served as Vice President and General Manager of Smiths Medical's Vascular Access Division. Mr. Kellogg received a B.S. from the University of Missouri.

Steven R. Pacelli has served as our Vice President of Legal Affairs since April 2006. From March 2003 to April 2006, Mr. Pacelli served as a corporate attorney with Stradling Yocca Carlson & Rauth. From January 2001 to March 2003, Mr. Pacelli served as Vice President of Corporate Development, Secretary and General Counsel of Axcelerant, Inc., a provider of secure managed business network services. From January 2000 to January 2001, Mr. Pacelli served as Vice President, Secretary and General Counsel of Flashcom, Inc., a provider of consumer broadband DSL services. Mr. Pacelli received a B.A. from the University of California, Los Angeles and a J.D. from the University of Virginia. Mr. Pacelli is a member of the State Bar of California.

Jorge Valdes has served as our Vice President of Engineering since November 2005. From July 1999 to March 2005, Mr. Valdes served as Vice President of Engineering at Advanced Fibre Communications, or AFC, a provider of broadband access solutions. Mr. Valdes also served as General Manager for the fiber to the premise (FTTP) business unit of AFC beginning in May 2004. From May 1985 until July 1999, Mr. Valdes held positions at Racal-Datacom, a manufacturer of data communication products, in engineering management, product development and product management. Mr. Valdes received his B.S. and an M.B.A. from the University of Miami, Florida.

Donald L. Lucas has served as Chairman of our board of directors since September 2002 and as a director since May 2002. In 1960, Mr. Lucas began a seven-year participation, including acting as both a general partner and a limited partner, with Draper, Gaither & Anderson, the first venture capital firm organized on the West Coast in the United States. Since 1967, Mr. Lucas has been actively engaged in venture capital activities as a private individual. Mr. Lucas currently serves as a director of Cadence Design Systems, Inc., Oracle Corporation, Vimicro Corporation and 51job, Inc. Mr. Lucas also serves as a director for several privately held companies. Mr. Lucas received a B.A. from Stanford University and an M.B.A. from the Stanford Graduate School of Business. Mr. Lucas is also trustee of Santa Clara University and Chairman Emeritus of the Stanford Institute for Economic Policy Research.

Brent Ahrens has served on our board of directors since December 2000. Mr. Ahrens is currently a General Partner of Canaan Partners, a venture capital firm, and has served in various capacities at Canaan Partners since July 1999. Mr. Ahrens received a B.S. and an M.S. from the University of Dayton and an M.B.A. from the Amos Tuck School of Business at Dartmouth College.

Kim D. Blickenstaff has served on our board of directors since June 2001. Mr. Blickenstaff is the co-founder of Biosite Incorporated, a medical technology company, and since April 1988 has served as its President, Chief Executive Officer and director. Mr. Blickenstaff received a B.A. and an M.B.A. from Loyola University.

Sean Carney has served on our board of directors since December 2004. Since 1996, Mr. Carney has been employed by Warburg Pincus LLC, a private equity firm, and has served as a Managing Director of Warburg Pincus LLC and General Partner of Warburg Pincus & Co. since January 2001. Mr. Carney also serves as a director of Arch Capital Group Ltd. Mr. Carney received an A.B. from Harvard College and an M.B.A. from Harvard Business School.

Terrance H. Gregg has served on our board of directors since May 2005. Since September 2004, Mr. Gregg has been a Special Venture Partner with Galen Collaborative Capital, a private equity firm, and operates THG Consulting LLC, a health care advisory firm. From July 2002 to September 2004, Mr. Gregg served as a senior adviser to the diabetes business of Medtronic, Inc., a medical technology company. Mr. Gregg served as President and Chief Operating Officer of MiniMed, Inc., a medical technology company focused on insulin pumps for people with diabetes, from October 1996 until its acquisition by Medtronic, Inc. in August 2001, and Mr. Gregg served as a Vice President of Medtronic and President of Medtronic MiniMed after the acquisition until July 2002. Mr. Gregg formerly served as the Chairman of the American Diabetes Association Research Foundation Board. He serves as a director of Amylin, Inc., LMS Medical Systems, Ltd., Patton Medical Devices and Vasogen, Inc. Mr. Gregg received a B.S. from Colorado State University.

Donald A. Lucas has served on our board of directors since May 2002. Mr. Lucas, a second-generation venture capitalist, co-founded RWI Ventures in 2000. In addition to his work with us, Mr. Lucas led RWI's investments in companies such as Khimetrics and Paracor Medical. Previously, Mr. Lucas spent over a decade with his father, Donald L. Lucas, investing in a number of venture-backed companies in the technology and life sciences sectors, including Macromedia, Intuitive Surgical and Coulter Pharmaceutical. Mr. Lucas also serves as a director of the Silicon Valley Chapter of the Juvenile Diabetes Research Foundation, the Richard M. Lucas Foundation, and is a member of the UCSF Diabetes Center Leadership Council. Mr. Lucas holds a B.A. from Santa Clara University.

Glen D. Nelson, M.D. has served on our board of directors since October 2002. Since 2002, Dr. Nelson has served as Chairman of GDN Holdings, LLC, an aviation, health services and medical device company. From 1988 to 2002, Dr. Nelson served as Vice Chairman of Medtronic, Inc., a medical device company. Dr. Nelson also serves as a director of The St. Paul Travelers Companies, Inc. and Angiotech Pharmaceuticals, Inc. Dr. Nelson received a B.A. from Harvard University and an M.D. from the University of Minnesota.

Jay S. Skyler, M.D., MACP has served on our board of directors since September 2002. Dr. Skyler is a Professor of Medicine, Pediatrics and Psychology and Associate Director of the Diabetes Research Institute at the University of Miami in Florida, where he has been employed since 1976. Dr. Skyler also serves as the Chairman of the Planning Committee of the Clinical Research Institute, University of Miami Miller School of Medicine and as Study Chairman for the National Institute of Diabetes & Digestive & Kidney Diseases Type 1 Diabetes TrialNet clinical trials network. Dr. Skyler also serves as a director of Amylin Pharmaceuticals, Inc. Dr. Skyler received a B.S. from Pennsylvania State University and an M.D. from Jefferson Medical College.

Each of our executive officers will serve in his office until he resigns or is removed from office. Donald A. Lucas is the son of Donald L. Lucas. With the exception of such relationship, there are no family relationships among any of our directors and executive officers.

Board of Directors Composition

We currently have nine directors. Immediately prior to our annual meeting in May 2006, the size of our Board of Directors will be reduced to eight. Our current directors, except for Mr. Gregg, were elected pursuant to voting provisions contained in a voting agreement that we entered into with certain holders of our common stock and preferred stock. Following our initial public offering, the voting agreement was terminated and none of our stockholders have any special rights regarding board representation. Mr. Gregg was appointed to our board of directors in May 2005.

Our restated certificate of incorporation divides our board of directors into three classes, each with staggered three-year terms:

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  Class I directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2006;

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  Class II directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2007; and

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  Class III directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2008.

At each annual meeting of stockholders the successors to directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following election. Currently, the Class I directors consist of Brent Ahrens, Terrance Gregg and Kim Blickenstaff, however, Mr. Ahrens will not be standing for reelection to our board of directors at our 2006 annual meeting; the Class II directors consist of Donald L. Lucas, Donald A. Lucas and Jay Skyler; and the Class III directors consist of Glen Nelson, Sean Carney and Andrew Rasdal. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

In addition, our bylaws provide that only the board of directors may fill vacancies on the board of directors until the next annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

This classification of the board of directors and the provisions described above may have the effect of delaying or preventing changes in our control or management. See "Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaw Provisions."

Committee Composition

Our board of directors has established three standing committees: the audit committee, the compensation committee and the nominating and governance committee.

Audit Committee.    The audit committee reviews and evaluates our financial statements, accounting practices and our internal accounting procedures, selects and engages the appointment of our independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors. The members of our audit committee are Kim Blickenstaff, Sean Carney, Donald A. Lucas and Donald L. Lucas, each of whom satisfies the independence requirements of The NASDAQ Stock Market and the SEC. In addition, our board of directors has determined that each of Kim Blickenstaff and Donald L. Lucas is an audit committee financial expert as defined under applicable SEC rules and that each member of our audit committee possesses the financial qualifications required of audit committee members set forth in the rules and regulations of The NASDAQ Stock Market and under the Exchange Act.

Compensation Committee.    The compensation committee reviews and determines the compensation and benefits of our officers, reviews and recommends to our board of directors the compensation of our non-employee directors, administers our equity compensation and employee benefits plans and reviews our general policies relating to compensation and benefits. The members of our compensation committee are Brent Ahrens, Sean Carney and Donald A. Lucas, each of whom satisfies the independence requirements of The NASDAQ Stock Market. Each member of this committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986.

Nominating and Governance Committee.    The nominating and governance committee makes recommendations to our board of directors concerning candidates for election to our board of directors and other corporate governance matters. The members of our nominating and governance committee are Brent Ahrens, Donald L. Lucas, Glen Nelson and Jay Skyler, each of whom satisfies the independence requirements of The NASDAQ Stock Market.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.

Mr. Ahrens, one of our directors, is a General Partner of Canaan Partners. Entities associated with Canaan Partners purchased 2,158,152 shares of our Series C preferred stock in May 2002 and 561,240 shares of our Series D preferred stock in December 2004. Entities associated with Canaan Partners collectively represented approximately 6.0% of our outstanding capital stock as of March 1, 2006. Mr. Ahrens disclaims beneficial ownership of all shares held by entities associated with Canaan Partners.

Mr. Carney, one of our directors, is a Managing Director of Warburg Pincus LLC and General Partner of Warburg Pincus & Co. Entities associated with Warburg Pincus Private Equity VIII, L.P. purchased 5,384,928 shares of our Series D preferred stock in December 2004. Entities associated with Warburg Pincus Private Equity VIII, L.P. collectively represented 10.5% of our outstanding capital stock as of March 1, 2006. Mr. Carney disclaims beneficial ownership of all shares owned by the Warburg Pincus entities.

Director Compensation

In April 2005, our non-employee directors, who are Brent Ahrens, Kim Blickenstaff, Sean Carney, Donald A. Lucas, Donald L. Lucas, Glen Nelson and Jay Skyler, each received an option to purchase 25,000 shares of our common stock at our initial public offering price of $12.00, and Donald L. Lucas received an option to purchase 12,500 additional shares of our common stock as Chairman of the board of directors. In May 2005, Terrance Gregg received an option to purchase 25,000 shares of our common stock at an exercise price of $13.99 per share. Each option vests ratably over a 36-month period and has a 10-year term.

Each non-employee director receives an annual retainer of $20,000. In addition, each non-employee director receives $1,750 per meeting and $1,250 per telephone meeting of the board and committees on which they serve and each committee chair receives an additional $1,750 per meeting and $1,250 per telephone meeting of their respective committees. The Chairman of the board of directors also receives an additional annual retainer of $20,000, the chairman of the audit committee also receives an additional annual retainer of $15,000 and the chairman of each of the compensation committee and the nominating and goverance committee also receives an additional annual retainer of $5,000. Our non-employee directors, at their discretion, can elect to be paid in stock in lieu of cash for retainer and committee participation fee payments. All of our directors, including our non-employee directors, are reimbursed for their reasonable expenses in attending board of directors and board of directors' committee meetings.

Each eligible non-employee director is granted an option to purchase 25,000 shares of our common stock upon becoming a director. Currently, each non-employee director who was a director at the time of our initial public offering and who continues as a non-employee director is automatically granted an option to purchase 10,000 shares of our common stock on April 13th of each year, and the Chairman of the board of directors is granted an additional option to purchase 5,000 shares of our common stock on April 13th of each year. Each non-employee director who joined us after our initial public offering, and who continues as a non-employee director, is automatically granted an option to purchase 10,000 shares of our common stock on each anniverary of such director's start date. In April 2006, the board of directors approved an increase to the annual automatic option grant from 10,000 shares to 20,000 shares, which is subject to stockholder approval at our 2006 annual meeting. Each option has or will have an exercise price equal to the fair market value of our common stock on the date of grant, will have a 10-year term and will terminate six months following the date the director ceases to be one of our directors for any reason other than death, and 12 months following that date if the termination is due to death. All initial options granted under the plan will vest as to one-third of the shares on the first anniversary of the date of grant and the balance of the shares will vest ratably over the next 24 months and that all additional options granted will vest ratably over a 36-month period.

Executive Compensation

The following table presents compensation information for the year ended December 31, 2005 for our chief executive officer and each of our four other most highly compensated executive officers whose salary and bonus for 2005 was more than $100,000. We refer to these five executive officers as our named executive officers elsewhere in this prospectus.

Summary Compensation Table

Long-Term Compensation Awards
Annual Compensation
Name and Principal Position				Securities Underlying Options	All Other Compensation(1)
	Year	Salary	Bonus
Andrew P. Rasdal President and Chief Executive	2005 2004	$343,484 323,400	$76,400 —	100,000 411,000	$12,028 9,819
Steven J. Kemper Chief Financial Officer	2005 2004	221,242 212,635	— —	10,000 69,816	13,677 9,682
Andrew K. Balo Vice President of Clinical and Regulatory Affairs	2005 2004	210,450 202,250	51,675 —	25,000 112,638	636 9,644
James H. Brauker, Ph.D. Vice President of Research and Development	2005 2004	202,650 202,250	— —	10,000 69,816	9,935 6,760
Mark Brister Vice President, Advanced Development Team	2005 2004	207,205 195,325	50,895 —	30,000 116,103	11,895 9,641

(1)Represents life insurance and health insurance benefits.

Option Grants in Last Fiscal Year

The following table presents information regarding grants of stock options during the year ended December 31, 2005 to the named executive officers. We granted these options to the named executive officers under our 2005 equity incentive plan. These options vest as to 25% of the shares on the first anniversary of the date of grant with the remainder vesting ratably over a 36-month period thereafter. All of the options listed on the following table expire ten years after the date of grant and were granted at an exercise price equal to the fair market value of our common stock as determined by our board of directors on the date of grant. The percentage of total options granted to employees in 2005 is based on options to purchase a total of 816,100 shares of our common stock granted to employees in 2005.

The potential realizable values identified below are calculated by multiplying the number of shares of common stock subject to a given option by the exercise price per share of our common stock on the date of grant, assuming that the aggregate option exercise price derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire ten-year term of the option and subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock.

2005 Option Grants

	Individual Grants
					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
		Percent of Total Options Granted to Employees in 2005
	Number of Securities Underlying Options Granted
Name			Exercise Price Per Share	Expiration Date
					5%	10%
Andrew P. Rasdal	100,000	12.3%	$14.30	12/07/2015	$899,319	$2,279,052
Steven J. Kemper	10,000	1.2	14.30	12/07/2015	89,932	227,905
Andrew K. Balo	25,000	3.1	14.30	12/07/2015	224,830	569,763
James H. Brauker, Ph.D.	10,000	1.2	14.30	12/07/2015	89,932	227,905
Mark Brister	30,000	3.7	14.30	12/07/2015	269,796	683,716

Aggregated Option Exercises in 2005 and Fiscal Year-End Option Values

The following table sets forth certain information regarding the value realized for options exercised in 2005 and information regarding unexercised options held as of December 31, 2005, by each of the named executive officers. All options were granted under our 1999 stock option plan or 2005 equity incentive plan.

2005 Fiscal Year-End Option Values

			Number of Securities Underlying Unexercised Options at December 31, 2005		Value of Unexercised In- the-Money Options at December 31. 2005(3)
Name	Shares Acquired on Exercise	Value Realized(1)
			Exercisable(2)	Unexercisable	Exercisable	Unexercisable
Andrew P. Rasdal	—	$—	883,125	277,875	$12,777,738	$2,366,183
Steven J. Kemper	75,000	366,000	118,451	57,653	1,684,665	623,159
Andrew K. Balo	52,500	506,450	86,405	127,199	1,202,081	1,350,667
James H. Brauker, Ph.D.	55,416	283,805	91,643	76,961	1,301,594	901,580
Mark Brister	58,855	676,833	48,607	163,641	652,890	1,801,630

(1)"Value Realized" represents the fair market value of the shares underlying the option on the date of exercise, which is equal to the closing price of our common stock on the NASDAQ National Market on such date, less the aggregate exercise price.
(2)Includes options for an aggregate of 97,917 shares, 60,665 shares, 2,083 shares and 2,083 shares for Mr. Rasdal, Mr. Kemper, Mr. Balo and Dr. Brauker, respectively, that are immediately exercisable, and, when and if exercised, will be subject to a repurchase right held by us, which right lapses in accordance with the respective vesting schedules for such options.
(3)The values have not been realized and may never be realized. The values are based on the positive spread between the respective exercise prices of outstanding stock options and the closing price of our common stock on December 30, 2005 of $14.92 per share, as reported on the NASDAQ National Market.

Employment, Severance and Change of Control Arrangements

In January 2005, we entered into a restated letter agreement with Mr. Rasdal. Under the letter agreement, in the event we terminate Mr. Rasdal's employment without cause or he is constructively terminated, he will receive 12 months salary as severance.

In January 2005, we entered into a restated executive change of control agreement with Mr. Rasdal. Under this agreement, if a change of control occurs and either (1) Mr. Rasdal is serving as an employee, director or consultant of ours immediately prior to the effective date of the change of control or (2) Mr. Rasdal's service as an employee, director or consultant has been terminated without cause in the period of time beginning 90 days prior to the earlier of (a) the execution of a letter of intent relating to the change of control or (b) the execution of a definitive agreement with respect to the change of control and ending upon the effective date of the change of control; in either case, provided that the change of control with the party to the letter of intent or definitive agreement is consummated within two years following such execution, then the vesting and exercisability of the shares of our common stock subject to each option granted to Mr. Rasdal through December 2004 shall be accelerated in full and any reacquisition or repurchase rights held by us with respect to such shares shall lapse in full. In March 2006, we entered into a letter agreement with Mr. Rasdal. Under the letter agreement, all stock options granted to Mr. Rasdal, whether currently outstanding or granted in the future, will immediately vest upon a change of control.

We have entered into change of control arrangements with Mr. Andrews, Mr. Balo, Dr. Brauker, Mr. Brister, Mr. Kemper, Mr. Pacelli, Mr. Valdes and Mr. Kellogg that provide that in the event of a change of control and in connection with, or 12 months following, the change of control, we terminate their employment without cause or constructively terminate Mr. Andrews, Mr. Balo, Dr. Brauker, Mr. Brister, Mr. Kemper, Mr. Pacelli, Mr. Valdes or Mr. Kellogg, all unvested shares of our common stock subject to all options granted to such terminated individual will fully vest. We have also agreed that in the event we terminate Mr. Balo, Dr. Brauker, Mr. Brister Mr. Kemper, Mr. Pacelli, Mr. Valdes or Mr. Kellogg's employment without cause, such terminated individual will receive six months salary as severance. In each case, our obligation to make any severance payments is expressly conditioned upon such terminated individual's execution and delivery of a general release and waiver of all claims.

Employee Benefit Plans and Option Grants

1999 Stock Option Plan

Our board of directors adopted, and our stockholders approved, our 1999 stock option plan in August 1999. As of December 31, 2005, options to purchase 2,716,295 shares of our common stock were outstanding under our 1999 stock option plan. Our employees, consultants and directors are no longer eligible to receive awards under the 1999 stock option plan. Our 1999 stock option plan terminated upon the effective date of our 2005 equity incentive plan. However, any outstanding options granted under our 1999 stock option plan will remain outstanding and subject to our 1999 stock option plan and related stock option agreements until they are exercised or until they terminate or expire by their terms.

Our 1999 stock option plan is administered by the compensation committee of our board of directors, each member of which is an outside director as defined under applicable federal tax laws. Our compensation committee has the authority to interpret this plan and any agreement entered into under the plan, grant awards and make all other determinations for the administration of the plan.

With respect to stock options, our 1999 stock option plan provides for the grant of both incentive stock options that qualify for favorable tax treatment under Section 422 of the Internal Revenue Code for their recipients and nonqualified stock options. Incentive stock options may be granted only to our employees or employees of any of our subsidiaries. Nonqualified stock options may be granted to our employees, officers, directors, consultants, independent contractors and advisors and those of any of our subsidiaries. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. Nonqualified stock options are granted with an exercise price at least equal to the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 1999 stock option plan is ten years.

In the event of a change in control, this plan provides that options held by current employees, directors and consultants that are not assumed or substituted, will immediately vest in full and become exercisable prior to such change in control and all options shall expire on the consummation of the change in control.

2005 Equity Incentive Plan

Our board of directors adopted in January 2005 and our stockholders approved in March 2005, our 2005 equity incentive plan. The 2005 equity incentive plan serves as the successor to our 1999 stock option plan. The 2005 equity incentive plan became effective on the date of our initial public offering and will terminate on the tenth anniversary of our initial public offering, unless terminated earlier by our board of directors. The plan authorizes the award of options, restricted stock awards, stock appreciation rights, restricted stock units and stock bonuses.

Our 2005 equity incentive plan is administered by the compensation committee of our board of directors, each member of which is an outside director as defined under applicable federal tax laws. Our compensation committee has the authority to interpret this plan and any agreement entered into under the plan, grant awards and make all other determinations for the administration of the plan.

With respect to stock options, our 2005 equity incentive plan provides for the grant of both incentive stock options that qualify for favorable tax treatment under Section 422 of the Internal Revenue Code for their recipients and nonqualified stock options. Incentive stock options may be granted only to our employees or employees of any of our subsidiaries. No more than 3,000,000 shares may be issued pursuant to the exercise of incentive stock options under the 2005 equity incentive plan. Nonqualified stock options, and all awards other than incentive stock options, may be granted to our employees, officers, directors, consultants, independent contractors and advisors and those of any of our subsidiaries. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. Nonqualified stock options and restricted stock generally will, but need not, be granted with an exercise price at least equal to the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2005 equity incentive plan is ten years. Automatic grants of stock options to our non-employee directors are provided for under this plan as described above under "Director Compensation."

A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price of a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting ceases on the date the participant no longer provides services to us and unvested shares are forfeited to us.

Stock bonuses are granted as additional compensation for performance, and therefore, are not issued in exchange for cash.

Stock appreciation rights provide for a payment, or payments, in cash or shares of common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise over the stated exercise price up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right due to termination of employment or failure to achieve certain performance conditions. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock, cash or a combination of our common stock and cash.

Awards granted under this plan generally may not be transferred in any manner other than by will or by the laws of descent and distribution. Our compensation committee, however, may permit nonqualified stock options to be transferred by domestic relations order or, in limited circumstances, by gift. In the event of a liquidation, dissolution or change in control transaction, except for options granted to non-employee directors, awards may be assumed or substituted by the successor company. Awards that are not assumed or substituted will immediately vest as to 100% of the common stock shares subject thereto, at such time and on such conditions as our board of directors shall determine, and the awards will expire at the time of liquidation, dissolution or closing of the change in control transaction.

As of December 31, 2005, there were options to purchase 841,100 shares of our common stock outstanding under the 2005 equity incentive plan. In addition, under the terms of our 2005 equity incentive plan, the number of shares of our common stock reserved for grant and issuance under the plan increase automatically on January 1 of each of the years starting from 2006 through 2015 by an amount equal to the lesser of 3% of our total issued and outstanding shares as of the immediately preceding December 31st or the number of shares determined by our board of directors. Our board of directors or compensation committee may reduce the amount of any increase in any particular year. In 2006, the automatic increase equaled 3%, or 762,496 shares.

Shares available for grant and issuance under our 2005 equity incentive plan include:

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  shares of our common stock issuable upon exercise of an option or stock appreciation right granted under this plan that is terminated or cancelled before the option or stock appreciation right is exercised;

  •
  shares of our common stock subject to awards granted but forfeited or repurchased by us at the original issue price; and

  •
  shares of our common stock subject to awards granted under this plan that otherwise terminate without shares being issued.

During any calendar year, no person will be eligible to receive more than 500,000 shares, or, in the case of new employees during their first fiscal year of employment, 1,000,000 shares under our 2005 equity incentive plan.

2005 Employee Stock Purchase Plan

Our board of directors adopted in February 2005 and our stockholders approved in March 2005, our 2005 employee stock purchase plan. The 2005 employee stock purchase plan became effective on the date of our initial public offering and is designed to enable eligible employees to purchase shares of our common stock at a discount on a periodic basis. Our compensation committee administers the 2005 employee stock purchase plan. Our employees generally are eligible to participate in this plan if they are employed by us, or a subsidiary of ours that we designate, for more than 20 hours per week, more than five months in a calendar year and for at least three months prior to the first day of an offering period. Our employees are not eligible to participate in our 2005 employee stock purchase plan if they are 5% stockholders or would become 5% stockholders as a result of their participation in the plan. Under the 2005 employee stock purchase plan, eligible employees acquire shares of our common stock through payroll deductions, or, in the case of the first offering period, through cash payments on each purchase date within such period. Our eligible employees may select a rate of payroll deduction between 1% and 10% of their cash compensation. For the first offering period, employees will be automatically granted an option based on 10% of their cash compensation during the first offering period. An employee's participation in this plan will end automatically upon termination of employment for any reason. In the event of a change of control transaction, this plan will terminate upon the effective date of such transaction and any funds in a participant's account as of such date will be used to purchase shares of our common stock on such date, unless otherwise provided by our compensation committee.

No participant will be able to accrue the right to purchase shares having a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year covered by the applicable offering period. Each offering period will be for one year and will consist of two six-month purchase periods. The first offering period began on April 14, 2005 and shall end on July 31, 2006, and may consist of up to three purchase periods. Offering periods will begin on each February 1 and August 1 commencing with August 1, 2005. The purchase price for shares of our common stock purchased under the 2005 employee stock purchase plan will be 85% of the lesser of the fair market value of our common stock on the first day of the applicable offering period or the fair market value of our common stock on the last day of the applicable purchase period. Our compensation committee has the power to change the starting date of any later offering period, the purchase date of a purchase period and the duration of any offering period or purchase period without stockholder approval if this change is announced before the relevant offering period or other time period. Our 2005 employee stock purchase plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code.

We have reserved 150,000 shares of our common stock for issuance under the 2005 employee stock purchase plan, and we issued 35,556 shares of common stock under the plan in January 2006. The number of shares reserved for issuance under the plan increase automatically on January 1 of each year, starting in 2006, by an amount equal to 1% of our total outstanding shares as of the immediately preceding December 31. Our board of directors or compensation committee may reduce the amount of the increase in any particular year. The aggregate number of shares issued over the term of the plan may not exceed 3,000,000 shares. In 2006, the automatic increase equaled 1%, or 254,165 shares. The 2005 employee stock purchase plan will terminate on the tenth anniversary of our initial public offering, unless it is terminated earlier by our board of directors or when all of the shares reserved for issuance under this plan have been issued.

401(k) Plan

We sponsor a retirement plan intended to qualify for the favorable tax treatment afforded under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended, or the Code. Employees who have attained at least 18 years of age are generally eligible to become participants in the plan on the first day of the calendar month coinciding with or next following the date they become employed by us. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants may also make after-tax contributions subject to the statutory limit on annual additions to defined contribution plans and applicable nondiscrimination tests under the Code. We currently make no company contributions on behalf of participants to the plan, but can do so in our discretion. Pre-tax contributions by participants to the plan and the income earned on such contributions are generally not taxable to participants until withdrawn. The income earned on after-tax contributions made by participants to the plan is generally not taxable to participants until withdrawn. Participant contributions are held in trust as required by law. Each participant's retirement benefit under the plan is determined solely on the basis of contributions made on such participant's behalf and earnings thereon. No minimum benefit is provided under the plan.

Indemnification of Directors and Officers and Limitation of Liability

Our restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages resulting from breach of fiduciary duty as directors, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

  •
  for any transaction from which the director derived an improper personal benefit.

These provisions are permitted under Delaware law.

Our restated bylaws provide that:

  •
  we must indemnify our directors and executive officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

  •
  we may indemnify our other employees and agents as permitted by Delaware law;

  •
  we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions; and

  •
  the rights conferred in the bylaws are not exclusive.

These provisions are permitted under Delaware law.

It is our policy to enter into indemnity agreements with each of our directors and executive officers to provide additional contractual assurances regarding the scope of the indemnification provided for in our restated certificate of incorporation and restated bylaws and to provide additional procedural protections. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Presently, there is no pending litigation or proceeding involving any of our directors, executive officers or employees for which indemnification is sought.

We have liability insurance for our directors and officers, including coverage for public securities matters.

RELATED PARTY TRANSACTIONS

The following is a description of transactions since December 31, 2002 to which we have been a party, in which the amount involved in the transaction exceeded $60,000, and in which any of our directors, executive officers or 5% stockholders had or will have a material interest.

Preferred Stock Financings

In December 2004, we sold an aggregate of 8,355,886 shares of our Series D preferred stock at $2.69 per share for an aggregate purchase price of $22.5 million. Each share of preferred stock converted into one-half of a share of our common stock upon the closing of our initial public offering. The purchasers of these shares of preferred stock are entitled to certain registration rights. See "Description of Capital Stock—Registration Rights." The investors in these financings included the directors and holders of more than 5% of our outstanding stock identified in the table below. The terms of these purchases were the same as those made available to unaffiliated purchasers.

Investor	Series D Preferred Stock
Directors
Donald A. Lucas	22,368
Donald L. Lucas	65,298
Glen Nelson	37,137
Jay Skyler	37,137
5% Stockholders
Entities affiliated with The St. Paul Travelers Companies, Inc.	892,487
Entities affiliated with Canaan Partners(1)	561,240
Entities affiliated with Warburg Pincus Private Equity VIII, L.P(2)	5,384,928
Entities affiliated with The Kaufmann Fund	252,130
Entities affiliated with RWI Ventures(3)	255,505

(1)Brent Ahrens, one of our directors, is a General Partner of Canaan Partners.

(2)Sean Carney, one of our directors, is a Partner of Warburg Pincus & Co., the managing member of Warburg Pincus Partners, LLC, the sole general partner of Warburg Pincus Private Equity VIII, L.P.

(3)Donald A. Lucas, one of our directors, is a Founding Managing Director of RWI Ventures.

Other Arrangements

Our Chairman, Donald L. Lucas, retains one-half ownership in Archipelago Aviation. During the year ended December 31, 2005, we incurred costs with Archipelago Aviation totaling approximately $191,000 for airline transportation related to travel activities during our initial public offering and subsequent clinical site visits. We believe that the aforementioned arrangements were at no less favorable rates to us than those that could have been obtained from unrelated third parties based on review of price quotations with third parties.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of March 1, 2006 and as adjusted to reflect the sale of the common stock in this offering by:

  •
  each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

  •
  each of our directors;

  •
  each named executive officer;

  •
  all executive officers and directors as a group; and

  •
  each of the selling stockholders.

The percentage of shares beneficially owned is based on 25,580,445 shares of common stock outstanding as of March 1, 2006. The percentage of shares beneficially owned after this offering includes the 1,200,000 shares of common stock being offered by us. Percentage ownership figures after the offering do not include shares that may be purchased by each person in this offering.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Unless indicated above, the persons and entities named below have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of March 1, 2006 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address for each listed stockholder is c/o DexCom, Inc., 5555 Oberlin Drive, San Diego, California 92121.

	Shares of Common Stock Beneficially Owned Before the Offering			Shares of Common Stock Beneficially Owned After the Offering
Beneficial Owner			Shares Being Offered
	Number	Percentage		Number	Percentage
Directors and Named Executive Officers
Brent Ahrens(1)	1,555,152	6.1%	250,000	1,305,152	4.9%
Andrew Balo(2)	155,706	*	100,000	55,706	*
Kim Blickenstaff(3)	111,481	*	—	111,481	*
James H. Brauker(4)	187,477	*	82,500	104,977	*
Mark Brister(5)	129,665	*	50,000	79,665	*
Sean Carney(6)	2,703,324	10.6	—	2,703,324	10.1
Terrance Gregg	4,635	*	—	4,635	*
Steven J. Kemper(7)	199,965	*	75,000	124,965	*
Donald A. Lucas(8)	1,125,980	4.4	—	1,125,980	4.2
Donald L. Lucas(9)	580,023	2.3	50,000	530,023	2.0
Glen D. Nelson(10)	89,401	*	—	89,401	*
Andrew P. Rasdal(11)	907,818	3.4	125,000	782,818	2.8
Jay S. Skyler(12)	130,899	*	—	130,899	*
All 17 directors and executive officers as a group(13)	7,883,526	29.2	732,500	7,151,026	25.5

All 5% Stockholders
Entities affiliated with The St. Paul Travelers Companies, Inc.(14)	3,852,232	15.1	2,200,000	1,652,232	6.2
Entities affiliated with Canaan Partners(15)	1,546,819	6.0	250,000	1,296,819	4.8
Entities affiliated with Warburg Pincus Private Equity VIII, L.P.(16)	2,692,462	10.5	—	2,692,462	10.1
Entities affiliated with The Kaufmann Fund(17)	2,577,322	10.1	—	2,577,322	9.6
Entities affiliated with Wasatch Advisors, Inc.(18)	1,356,150	5.3	—	1,356,150	5.1

*
Represents less than 1% of the outstanding shares of our common stock.
(1)
Represents before the offering 1,013,166 shares held by Canaan Equity II L.P., 453,218 shares held by Canaan Equity II L.P. (QP) and 80,435 shares held by Canaan Equity II Entrepreneurs LLC. Brent Ahrens is a General Partner of Canaan Partners, which is the General Partner of Canaan Equity II L.P., Canaan Equity II L.P. (QP) and Canaan Equity II Entrepreneurs LLC. As a General Partner, Mr. Ahrens shares voting and investment power of the shares held by the entities affiliated with Canaan Partners. Mr. Ahrens, Eric Young, Deepak Kamra, John Balen, Guy Russo, Gregory Kopchinsky, and Stephen Green share voting and investment power over shares owned by Canaan Equity II, L.P., Canaan Equity II, L.P. (QP), and Canaan Equity II Entrepreneurs LLC. Mr. Ahrens disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the named funds. Mr. Ahrens' address is c/o Canaan Partners, 2765 Sand Hill Road, Menlo Park, CA 94025. Includes options held by Mr. Ahrens to purchase 8,333 shares of our common stock that are exercisable within 60 days of March 1, 2006. Canaan Equity II L.P. intends to sell 163,750 shares in the offering, Canaan Equity II L.P. (QP) intends to sell 73,250 shares in the offering and Canaan Equity II Entrepreneurs LLC intends to sell 13,000 shares in the offering. Mr. Ahrens is not selling any shares in the offering.
(2)
Includes before the offering options to purchase 102,330 shares of our common stock that are exercisable within 60 days of March 1, 2006. Of the 100,000 shares being offered by Mr. Balo, we anticipate that 46,624 shares will be obtained from the exercise of currently exercisable options. As a result, shares held after the offering will include options to purchase 55,706 shares of our common stock exercisable within 60 days of March 1, 2006.
(3)
Includes options to purchase 70,833 shares of our common stock that are exercisable within 60 days of March 1, 2006, 12,240 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of March 1, 2006.
(4)
Includes options to purchase 89,027 shares of our common stock that are exercisable within 60 days of March 1, 2006. All of these shares subject to options will remain outstanding after the offering.
(5)
Includes options to purchase 68,698 shares of our common stock that are exercisable within 60 days of March 1, 2006. All of these shares subject to options will remain outstanding after the offering.
(6)
Includes 2,692,462 shares held by Warburg Pincus Private Equity VIII, L.P., including two affiliated limited partnerships ("WP VIII"). Warburg Pincus Partners LLC, a subsidiary of Warburg Pincus & Co. ("WP"), is the sole general partner of WP VIII. WP VIII is managed by Warburg Pincus LLC ("WP LLC"). Mr. Carney is a partner of WP and a managing director and member of WP LLC. All shares indicated as owned by Mr. Carney are included because of his affiliation with the Warburg Pincus entities. Mr. Carney disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities. Mr. Carney's address is 466 Lexington Avenue, New York, NY 10017. Includes options held by Mr. Carney to purchase 8,333 shares of our common stock that are exercisable within 60 days of March 1, 2006, as well as 2,529 shares held directly by Mr. Carney.
(7)
Includes options to purchase 99,269 shares of our common stock that are exercisable within 60 days of March 1, 2006, 46,391 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of March 1, 2006. All of these shares subject to options will remain outstanding after the offering.
(8)
Includes 121,646 shares held by RWI Group III, L.P., 967,900 shares held by RWI Ventures I, L.P., and 28,101 shares held directly by Mr. Lucas. Mr. Lucas is the founding managing director of the RWI Ventures. As a Founding Managing Director of RWI Ventures, Mr. Lucas shares voting and investment power of the shares held by the RWI Ventures affiliates. Donald A. Lucas and William Baumel share voting and investment power over RWI Group III, L.P. Donald A. Lucas, William Baumel and Mark Foley share voting and investment power over RWI Ventures I, L.P. Mr. Lucas disclaims beneficial ownership of the shares held by RWI Group III, L.P., RWI Ventures I, L.P., and RWI Ventures Services Company, LLC, except to the extent of his pecuniary interest in the named funds. Mr. Lucas' address is c/o RWI Ventures, 2440 Sand Hill Road, Suite 100, Menlo Park, California 94025. Includes options held by Mr. Lucas to purchase 8,333 shares of our common stock that are exercisable within 60 days of March 1, 2006.

(9)
Includes before the offering 7,449 shares held by Sand Hill Financial Company, 126,970 shares held by The Richard M. Lucas Foundation, 29,498 shares held by Teton Capital Company and 403,607 shares held by various trusts in which Mr. Lucas is a trustee. Mr. Lucas disclaims beneficial ownership of the shares held in the various trusts in which he is a trustee, except to the extent that he is the beneficiary of any of such trusts. Mr. Lucas disclaims beneficial ownership of the shares held by Sand Hill Financial Company, Teton Capital Company and The Richard M. Lucas Foundation, except to the extent of his pecuniary interest in the named funds. Mr. Lucas' address is c/o Sand Hill Financial Company, 3000 Sand Hill Road, Building 3-210, Menlo Park, CA 94025. Includes options to purchase 12,499 shares of our common stock that are exercisable within 60 days of March 1, 2006. The various trusts in which Mr. Lucas is a trustee intend to sell 50,000 shares in the offering.
(10)
Includes options to purchase 70,833 shares of our common stock that are exercisable within 60 days of March 1, 2006, 16,406 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of March 1, 2006.
(11)
Includes before the offering options to purchase 904,874 shares of our common stock that are exercisable within 60 days of March 1, 2006, 71,875 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of March 1, 2006. Of the 125,000 shares being offered by Mr. Rasdal, we anticipate that 122,056 shares will be obtained from the exercise of currently exercisable options. As a result, shares held after the offering will include options to purchase 782,818 shares of our common stock exercisable within 60 days of March 1, 2006.
(12)
Includes options to purchase 8,333 shares of our common stock that are exercisable within 60 days of March 1, 2006.
(13)
Shares beneficially owned by all executive officers and directors as a group includes before the offering options to purchase 1,451,695 shares of our common stock that are exercisable within 60 days of March 1, 2006, 146,912 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of March 1, 2006. Of the 732,500 shares being offered by our directors and executive officers, we anticipate that 168,680 shares will be obtained from the exercise of currently exercisable options. As a result, shares held by our directors and executive officers after the offering will include options to purchase 1,283,015 shares of our common stock exercisable within 60 days of March 1, 2006.
(14)
Represents 1,343,272 shares held by St. Paul Venture Capital V, LLC ("SPVC V, LLC"), 674,301 shares held by St. Paul Venture Capital VI, LLC ("SPVC VI, LLC"), 25,448 shares held by St. Paul Venture Capital Affiliates Fund I, LLC ("SPVC Affiliates, LLC"), 277,864 shares held by Windamere, LLC, 347,528 shares held by Windamere II, LLC and 161,085 shares held by Windamere III, LLC, 177,341 shares held by St. Paul Fire and Marine Insurance Company, 192 shares held by SPVC Management VI, LLC, 321 shares held by SPVC Partners I, LLC, and 844,880 shares held by Fog City Fund, LLC. The St. Paul Travelers Companies, Inc., a publicly-traded company, owns 100% of St. Paul Fire and Marine Insurance Company. St. Paul Fire and Marine Insurance Company owns a controlling interest and has appointed a majority of the members of the board of directors of each of SPVC V, LLC and SPVC VI, LLC. St. Paul Fire and Marine Insurance Company also owns a controlling interest of Windamere, LLC, Windamere II, LLC, Windamere III, LLC and Fog City Fund, LLC. SPVC V, LLC, SPVC VI, LLC and SPVC Affiliates, LLC are jointly managed by Split Rock Partners, LLC and Vesbridge Partners, LLC, however, voting and investment power with respect to our shares have been delegated solely to Split Rock Partners, LLC. Split Rock Partners, LLC has appointed a majority of the members of the board of directors of each of Windamere, LLC, Windamere II, LLC, Windamere III, LLC and Fog City Fund, LLC. Split Rock Partners, LLC has delegated voting and investment decisions to four individuals who require a two-thirds vote to act: Michael Gorman, James Simons, David Stassen and Allan Will. Windamere, LLC, Windamere II, LLC, and Windamere III, LLC have delegated voting and investment decisions to Scott Glenn; however, investments or dispositions must be approved by the board of directors of each entity. Fog City Fund, LLC has delegated voting and investment decisions to Nancy Olson; however, investments or dispositions must be approved by its board of directors. Voting and investment power over the shares held by each named fund is shared with each of the above named individuals and The St. Paul Travelers Companies, Inc., St. Paul Fire and Marine Insurance Company and Split Rock Partners, LLC due to the affiliate relationships described above. Each of these individuals and entities disclaim beneficial ownership of the shares except to the extent of any pecuniary interest in each named fund. The address for The St. Paul Travelers Companies, Inc. and St. Paul Fire and Marine Insurance Company is 385 Washington Street. The address for Split Rock Partners, LLC is 10400 Viking Drive, Suite 550, Eden Prairie, MN 55344.
(15)
Represents 1,013,166 shares held by Canaan Equity II L.P., 453,218 shares held by Canaan Equity II L.P. (QP) and 80,435 shares held by Canaan Equity II Entrepreneurs LLC. Brent Ahrens is a General Partner of Canaan Partners, which is the General Partner of Canaan Equity II L.P., Canaan Equity II L.P. (QP) and Canaan Equity II Entrepreneurs LLC. As a General Partner, Mr. Ahrens shares voting and investment power of the shares held by the entities affiliated with Canaan Partners. Mr. Ahrens, Eric Young, Deepak Kamra, John Balen, Guy Russo, Gregory Kopchinsky, and Stephen Green share voting and investment power over shares owned by Canaan Equity II, L.P., Canaan Equity II, L.P. (QP), and Canaan Equity II Entrepreneurs LLC. Mr. Ahrens disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the named funds. The address of the Canaan entities is 2765 Sand Hill Road, Menlo Park, CA 94025. Canaan Equity II L.P. intends to sell 163,750 shares in the offering, Canaan Equity II L.P. (QP) intends to sell 73,250 shares in the offering and Canaan Equity II Entrepreneurs LLC intends to sell 13,000 shares in the offering.
(16)
Represents 2,692,462 shares held by Warburg Pincus Private Equity VIII, L.P., including two affiliated limited partnerships ("WP VIII"). Warburg Pincus Partners LLC, a subsidiary of Warburg Pincus & Co. ("WP"), is the sole general partner of WP VIII. WP VIII is managed by Warburg Pincus LLC. Mr. Carney is a partner of WP and a managing director and member of WP LLC. All shares indicated as owned by Mr. Carney are included because of his affiliation with the Warburg Pincus entities. Mr. Carney disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities. The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, NY 10017.
(17)
Represents 1,409,591 shares held by the Federated Kaufmann Fund, 126,065 shares held by Federated Kaufmann Fund, a portfolio of Federated Equity Funds and 1,041,666 shares held by the Kaufmann Fund. The address of the Kaufmann Fund entities is 140 East 45th Street, 43rd Floor, New York, NY 10017.
(18)
Represents 1,356,150 shares held by Wasatch Advisors, Inc., according to its Schedule 13G filing made on February 14, 2006 and effective as of December 31, 2005. The address of Wasatch Advisors, Inc. is 150 Social Hall Avenue, Suite 400, Salt Lake City, Utah 84111.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of applicable Delaware law.

Common Stock

As of March 1, 2006, there were 25,580,445 shares of common stock outstanding held by 153 stockholders of record. After this offering, based on the number of shares outstanding on March 1, 2006, there will be 26,780,445 shares of our common stock outstanding, or 27,400,320 shares if the underwriters exercise their overallotment option.

Dividend rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

Voting rights.    Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No preemptive or similar rights.    The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to receive liquidation distributions.    Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to stockholders will be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

As of March 1, 2006, there were no shares of preferred stock outstanding. Our board of directors is authorized, subject to the limits imposed by Delaware law, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of a given series then outstanding, without any further vote or action by the stockholders.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of DexCom and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Our restated certificate of incorporation authorizes 500,000 shares of Series A junior participating preferred stock that are purchasable upon exercise of the rights under our rights agreement. See "Description of Capital Stock—Anti-Takeover Provisions—Rights Agreement." These shares are:

  •
  not redeemable;

  •
  entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of an amount equal to 100 times the dividend declared per share of our common stock;

  •
  in the event of a liquidation, dissolution or winding up, a minimum preferential payment of $1.00, and thereafter the holders of the preferred shares will be entitled to an aggregate payment of 100 times the aggregate payment made per common share;

  •
  entitled to 100 votes, voting together with our common stock;

  •
  in the event of a merger, consolidation or other transaction in which outstanding shares of our common stock are converted or exchanged, entitled to receive 1,000 times the amount received per share of our common stock; and

  •
  entitled to anti-dilution protections.

Warrants

As of March 1, 2006, we had outstanding one warrant exercisable for 43,729 shares of our common stock at an exercise price of $5.38 per share. This warrant is exercisable until April 19, 2007. The warrant has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrant also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Registration Rights

Pursuant to the terms of our second amended and restated investors' rights agreement, immediately following this offering, holders of approximately 9,853,493 shares of common stock and one warrantholder holding a warrant to purchase 43,729 shares of our common stock or their respective transferees will have the right to require us to register such shares with the Securities and Exchange Commission so that those shares may be publicly resold, subject to certain limitations in such agreement.

Right to demand registration.    Immediately following this offering, holders of 9,853,493 shares of common stock will have demand registration rights. At any time six months after the closing of this offering, these stockholders can request that we file a registration statement so they can publicly sell their shares. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in a registration statement.

Who may make a demand.    At any time six months after the closing of this offering, the holders of at least 40% of the shares with the registration rights described above have the right to demand that we file a registration statement on a form other than Form S-3, so long as the amount of securities to be sold in that registration will result in aggregate proceeds of at least $7,500,000, net of any underwriters' fees, discounts or commissions. If we are eligible to file a registration statement on Form S-3, the holders of 10% of the shares with the registration rights described above will have the right to demand that we file a registration statement on Form S-3, so long as the amount of securities to be sold in that registration will result in an aggregate price to the public of not less than $1,000,000, net of any underwriters' fees, discounts or commissions.

Number of times holders can make demands.    We will only be required to file an aggregate of two registration statements on demand, provided such registration statements have been declared or ordered effective, on a form other than Form S-3. If we are eligible to file a registration statement on Form S-3, we are not required to file more than two such registration statements during any 12-month period.

Postponement.    We may postpone the filing of a registration statement on a form other than Form S-3 for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders. In the case of a registration statement on Form S-3, our postponement period is limited to no more than 120 days once in a 12-month period.

Piggyback registration rights.    Immediately following this offering, holders of approximately             shares of common stock and one warrantholder holding a warrant to purchase 43,729 shares of our common stock will have the right to include their shares in the registration statement if we register any securities for sale. The underwriters of any underwritten offering will have the right to limit or exclude the number of shares to be included in a registration statement, provided that no such limitation shall reduce the amount of securities held by the holders of shares with registration rights below 30% of the total amount of securities included in such registration.

Expenses of registration.    We will pay all of the expenses relating to any demand, piggyback or Form S-3 registration. However, we will not pay for any expenses of any demand or Form S-3 registration if the request is subsequently withdrawn by the holders requesting that we file such registration statement, subject to limited exceptions. We are not obligated to pay any underwriting discounts or selling commission applicable to any such registration.

Expiration of registration rights.    The registration rights described above will expire in April 2012. The registration rights will terminate earlier with respect to a particular stockholder to the extent the shares held by and issuable to such holder may be sold under Rule 144 of the Securities Act in any 90 day period.

Anti-Takeover Provisions

Provisions of Delaware law and our restated certificate of incorporation and restated bylaws could make the acquisition of DexCom and the removal of incumbent directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of DexCom to negotiate with us first.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder, subject to exceptions, unless the business combination or the transaction in which the person became an interested stockholder is approved by our board of directors in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

  •
  Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

  •
  Classified Board. Our restated certificate of incorporation and restated bylaws provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of such delay may deter a potential offeror.

  •
  Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president.

  •
  Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

  •
  Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Rights Agreement

Under our rights agreement, each share of our common stock has associated with it one preferred stock purchase right. Each of these rights entitles its holder to purchase, at a price of $150 for each one one-hundredth of a share of Series A junior participating preferred stock (subject to adjustment) under circumstances provided for in the rights agreement. The purpose of our rights agreement is to:

  •
  give our board of directors the opportunity to negotiate with any persons seeking to obtain control of us;

  •
  deter acquisitions of voting control of us without assurance of fair and equal treatment of all of our stockholders; and

  •
  prevent a person from acquiring in the market a sufficient amount of voting power over us to be in a position to block an action sought to be taken by our stockholders.

The exercise of the rights under our rights agreement would cause substantial dilution to a person attempting to acquire us on terms not approved by our board of directors, and therefore would significantly increase the price that such person would have to pay to complete the acquisition. Our rights agreement may deter a potential acquisition or tender offer. Until a distribution date occurs, the rights will:

  •
  not be exercisable;

  •
  be represented by the same certificate that represents the shares with which the rights are associated; and

  •
  trade together with those shares.

The rights will expire at the close of business on April 19, 2015, unless earlier redeemed or exchanged by us. Following a distribution date, the rights would become exercisable and we would issue separate certificates representing the rights, which would trade separately from the shares of our common stock. A distribution date would occur upon the earlier of:

  •
  ten days after a public announcement that the person has become an acquiring person; or

  •
  ten business days after a person announces its intention to commence a tender or exchange offer that, if successful, would result in the person becoming an acquiring person.

A holder of rights will not, as such, have any rights as a stockholder, including the right to vote or receive dividends.

Under our rights agreement, a person becomes an acquiring person if the person, alone or together with a group, acquires beneficial ownership of 15% or more of the outstanding shares of our common stock. St. Paul Venture Capital is not an acquiring person because we have exempted St. Paul Venture Capital from the application of our rights agreement until its beneficial ownership represents 25% or more of the outstanding shares of our common stock. Canaan Partners is not an acquiring person because we have exempted Canaan Partners from the application of our rights agreement until its beneficial ownership represents 17% or more of the outstanding shares of our common stock. In addition, an acquiring person shall not include us, any of our subsidiaries, or any of our employee benefit plans or any person or entity holding shares of our common stock pursuant to such employee benefit plans. Our rights agreement also contains provisions designed to prevent the inadvertent triggering of the rights by institutional or certain other stockholders.

If any person becomes an acquiring person, each holder of a right, other than the acquiring person, will be entitled to purchase, at the purchase price, a number of our shares of common stock having a market value of two times the purchase price. If, a person becomes an acquiring person and either:

  •
  we merge or enter into any similar business combination transaction with the acquiring person and we are not the surviving corporation; or

  •
  50% or more of our assets or earning power is sold or transferred to an acquiring person,

each holder of a right, other than the acquiring person, will be entitled to purchase a number of shares of common stock of the acquiring entity having a market value of two times the purchase price.

After a person becomes an acquiring person, but prior to such person acquiring more than 50% of our outstanding common stock, our board of directors may exchange each right, other than rights owned by the acquiring person, for

  •
  one share of common stock;

  •
  one one-hundredth of a share of our Series A junior preferred stock; or

  •
  other equivalent securities.

At any time before a person becomes an acquiring person, our board of directors may redeem all of the rights at a redemption price of $0.0001 per right. On the redemption date, the rights will expire and the only entitlement of the holders of rights will be to receive the redemption price.

At any time before a person becomes an acquiring person, our board of directors may amend any provision in the rights agreement without stockholder consent. After the rights are no longer redeemable, our board of directors may only amend the rights agreement without stockholder consent if such amendment would not adversely affect the interests of the holders of rights, or cause the rights to again become redeemable.

The adoption of the rights agreement and the distribution of the rights should not be taxable to our stockholders or us. Our stockholders may recognize taxable income when the rights become exercisable in accordance with the rights agreement.

NASDAQ National Market Listing

Our common stock is listed on the NASDAQ National Market under the trading symbol "DXCM."

Transfer Agent

The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict the effect, if any, that market sales of additional shares of our common stock or the availability of additional shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, based on the number of shares outstanding as of March 1, 2006, we will have 26,780,445 shares of our common stock outstanding, assuming no exercise of outstanding options or warrants after March 1, 2006. Of these outstanding shares, 18,989,764 shares will be freely tradable, except that 2,488,204 shares held by our "affiliates" as that term is defined in Rule 144 promulgated under the Securities Act may only be sold in compliance with the limitations described below. The remaining 7,790,681 shares of our common stock are subject to 90-day lock-up agreements entered into by our directors, executive officers and the selling stockholders with the underwriters for this offering and will not be able to be sold in the public market until             , 2006, the 91st day following this offering, which lock-up period may be extended in certain circumstances described under "Underwriting."

Lock-Up Agreements

All of our directors and executive officers, certain principal security holders and each of the selling stockholders are subject to lock-up agreements that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 90 days following the date of this prospectus without the prior written consent of Piper Jaffray & Co., however this period may be extended under certain circumstances described under "Underwriting."

Rule 144

In general, under Rule 144 as currently in effect, a person or group of persons whose shares are required to be aggregated, including an affiliate of ours, who has beneficially owned shares for at least one year, is entitled to sell within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, or the average weekly reported trading volume in our common stock during the four calendar weeks preceding the date on which notice of the sale is filed. In addition, a person who is not deemed to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above. When a person acquires shares from one of our affiliates, that person's holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate. However, any such shares that are eligible for sale under Rule 144 and that are subject to the lock-up agreements described above will only become eligible for sale upon the expiration or waiver of those agreements.

Rule 701

In general, under Rule 701 of the Securities Act, an employee, officer, director, consultant or advisor who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in compliance with Rule 701 is eligible to resell those shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in

Rule 144. However, any shares issued pursuant to Rule 701 that are subject to the lock-up agreements described above will only become eligible for sale upon the expiration or waiver of those agreements.

Registration Rights

Pursuant to the terms of our second amended and restated investors' rights agreement, which is attached as an exhibit to the registration statement of which this prospectus forms a part, immediately following this offering, holders of approximately 9,853,493 shares of common stock and one warrantholder holding a warrant to purchase 43,729 shares of our common stock or their transferees, will have registration rights with respect to those shares of common stock. For a discussion of these rights please see "Description of Capital Stock—Registration Rights." After such shares are registered, they will be freely tradable without restriction under the Securities Act.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. is acting as sole book-running manager and, together with First Albany Capital Inc., Lazard Capital Markets LLC and Montgomery & Co., LLC, is acting as a representative of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Underwriters	Number of Shares
Piper Jaffray & Co.
First Albany Capital Inc.
Lazard Capital Markets LLC
Montgomery & Co., LLC

Total	4,132,500

The underwriters have advised us that they propose to offer the shares to the public at $             per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $             per share. The underwriters may allow and the dealers may reallow a concession of not more than $             per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional 619,875 shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions, will be approximately $800,000. The following table shows the underwriting fees to be paid to the underwriters by us and selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Per share	$	$
Total to be paid by us	$	$
Total to be paid by the selling stockholders	$	$

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of the offering, will make sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

All of our directors and executive officers, certain principal securityholders and the selling stockholders are subject to lock-up agreements that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 90 days following the date of this prospectus without the prior written consent of Piper Jaffray & Co. The lock-up provisions do not prevent securityholders from selling shares to the underwriters pursuant to the purchase agreement or from transferring their shares or other securities as gifts, by will or intestate succession to members of their immediate family or to a trust for the benefit of members of their immediate family, or as a distribution to general or limited partners or stockholders of the securityholder, provided in each case, that the transferee of such securities agrees to be locked-up to the same extent as the securityholder from whom they received the shares.

In addition, we are subject to a lock-up agreement that prohibits us from offering for sale, selling, contracting to sell, granting any option for the sale of, pledging, transferring, establishing an open put equivalent position or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 90 days following the date of this prospectus without the prior written consent of Piper Jaffray & Co. The lock-up provisions do not prevent us from selling shares to the underwriters pursuant to the purchase agreement, granting options to acquire securities under our existing stock option plans or issuing shares upon the exercise or conversion of securities outstanding on the date of this prospectus.

The 90-day lock-up period in all of the lock-up agreements is subject to extension if (i) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Piper Jaffray & Co. waives the extension in writing.

The shares are quoted on the NASDAQ National Market under the symbol "DXCM."

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we and the selling stockholders have sold to them. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

Some underwriters and selling group members may also engage in passive market making transactions in our common stock. Passive market making consists of displaying bids on the NASDAQ National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. For purposes of this summary, a "non-U.S. holder" is any holder (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation organized under the laws of the United States or any state;

  •
  a trust that is (i) subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of source.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date of this prospectus. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. In addition, the summary generally does not address all U.S. federal income and estate tax consequences that may be applicable to you, particularly if you are subject to special treatment under the U.S. federal income tax laws (including, but not limited to, treatment for a U.S. expatriate, "controlled foreign corporation," "passive foreign investment company," or a corporation that accumulates earnings to avoid U.S. federal income tax). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary. If a partnership or other flow-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. If you are a partner in a partnership holding our common stock, you should consult your tax advisors. Finally, the summary does not describe the effects of any applicable foreign, state, or local laws, or of any specific tax treaty.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Dividends

Any dividend paid to a non-U.S. holder in respect of our common stock will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder's country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its status as a resident of the jurisdiction in respect of which treaty benefits are being claimed and as entitled to the benefits of the treaty. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity generally must provide the partners' or other owners' documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale of Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of our common stock. This general rule, however, is subject to certain exceptions. For example, the gain would be subject to U.S. federal income tax if:

  •
  the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business, in which case the special rules described below apply;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition, and certain other requirements are met;

  •
  the non-U.S. holder is subject to special rules that apply to expatriates; or

  •
  the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within five years before the transaction, a "U.S. real property holding corporation," or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised 50% or more of the fair market value of the total of our real property interests plus any other assets used or held for use in the trade or business. We do not believe that we are a USRPHC or that we will become one in the future.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on our common stock, or gain from the sale, exchange or other disposition of our common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any "effectively connected" dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business and subject to U.S. federal income tax at graduated rates will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a "branch profits tax." The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on our common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of our common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code or such holder otherwise establishes an exemption. Some of the common means of certifying nonresident status are described under "Material United States Federal Tax Considerations for Non-U.S. Holders of Common Stock—Dividends." We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of our common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

LEGAL MATTERS

Fenwick & West LLP, Mountain View, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. The underwriters have been represented by Latham & Watkins LLP, Costa Mesa, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our financial statements at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 and for the period from May 13, 1999 (inception) through December 31, 2005, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, of which this prospectus is a part, under the Securities Act with respect to the common stock offered in this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement or the accompanying exhibits. For additional information about us and our common stock, you should refer to the registration statement and the accompanying exhibits. Statements contained in this prospectus regarding the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we make reference to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, of which this prospectus is a part.

You may also read and copy the registration statement, the related exhibits and the other materials we file with the SEC at its public reference facilities at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of those documents at prescribed rates by writing to the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site's address is www.sec.gov.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, have filed and will continue to file periodic reports, proxy statements and other information with the SEC. Our periodic reports, proxy statements and other information are available for inspection and copying at the SEC's Public Reference Rooms and on the SEC's website.

DEXCOM, INC.
(a development stage company)

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
DexCom, Inc.

We have audited the accompanying balance sheets of DexCom, Inc. (a development stage company) as of December 31, 2005 and 2004, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2005 and the period from May 13, 1999 (inception) through December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DexCom, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 and the period from May 13, 1999 (inception) through December 31, 2005, in conformity with U.S. generally accepted accounting principles.

                      /s/ Ernst & Young LLP

San Diego, California
February 17, 2006,
except for Note 11 as to which the date is
April 4, 2006

DEXCOM, INC.
(a development stage company)

BALANCE SHEETS

	December 31,
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$37,247,064	$27,229,208
Short-term marketable securities, available-for-sale	13,277,688	—
Prepaid and other current assets	488,015	43,781

Total current assets	51,012,767	27,272,989
Property and equipment, net	5,463,491	1,851,892
Restricted cash	250,000	200,000
Deferred offering costs and other assets	—	33,000

Total assets	$56,726,258	$29,357,881

Liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)
Current liabilities:
Accounts payable and accrued liabilities	$6,008,194	$1,018,879
Accrued payroll and related expenses	889,362	328,476
Accrued clinical trials	176,540	220,875

Total current liabilities	7,074,096	1,568,230
Deferred rent	240,099	125,241
Commitments and contingencies
Redeemable convertible Series B preferred stock, $0.001 par value, no shares and 11,304,114 shares authorized, issued and outstanding at December 31, 2005 and 2004, respectively.	—	20,878,086
Redeemable convertible Series C preferred stock, $0.001 par value, no shares and 13,043,478 shares authorized; no shares and 12,790,870 shares issued and outstanding at December 31, 2005 and 2004, respectively.	—	34,740,360
Redeemable convertible Series D preferred stock, $0.001 par value, no shares and 8,700,000 shares authorized; no shares and 8,355,886 shares issued and outstanding at December 31, 2005 and 2004, respectively.	—	21,355,894
Stockholders' equity (deficit):
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued and outstanding at December 31, 2005 and 2004.	—	—
Convertible Series A preferred stock, $0.001 par value, no shares and 3,000,000 shares authorized; no shares and 3,000,000 issued and outstanding at December 31, 2005 and 2004, respectively.	—	3,000
Common stock, $0.001 par value, 100,000,000 and 50,000,000 shares authorized; 25,416,559 and 2,323,300 shares issued and outstanding December 31, 2005 and 2004, respectively.	25,417	2,323
Additional paid-in capital	134,257,379	6,218,012
Deferred stock-based compensation	(1,084,214)	(2,648,336)
Accumulated other comprehensive loss	(11,928)	—
Deficit accumulated during the development stage	(83,774,591)	(52,884,929)

Total stockholders' equity (deficit)	49,412,063	(49,309,930)

Total liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)	$56,726,258	$29,357,881

See accompanying notes.

DEXCOM, INC.
(a development stage company)

STATEMENTS OF OPERATIONS

				Period from May 13, 1999 (inception) through December 31, 2005
	Years Ended December 31,
	2005	2004	2003
Costs and expenses:
Research and development	$25,496,747	$12,178,728	$8,934,631	$61,609,481
Selling, general and administrative	5,146,998	1,439,700	1,249,960	12,737,317
Stock-based compensation:
Research and development	1,272,767	291,114	—	1,563,881
Selling, general and administrative	512,962	157,575	—	670,537

Total costs and expenses	32,429,474	14,067,117	10,184,591	76,581,216
Interest and other income, net	1,662,044	120,653	270,000	3,067,394

Net loss	(30,767,430)	(13,946,464)	(9,914,591)	(73,513,822)
Accretion to redemption value of Series B, Series C and Series D redeemable convertible preferred stock	(122,232)	(3,234,512)	(3,234,512)	(10,260,769)

Net loss attributable to common stockholders	$(30,889,662)	$(17,180,976)	$(13,149,103)	$(83,774,591)

Basic and diluted net loss per share attributable to common stockholders	$(1.63)	$(7.51)	$(6.06)

Shares used to compute basic and diluted net loss per share attributable to common stockholders	18,944,208	2,286,320	2,169,922

See accompanying notes.

DEXCOM, INC.
(a development stage company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

	Redeemable convertible preferred stock		Convertible preferred stock							Deficit accumulated during the development stage
					Common stock						Total stockholders' equity (deficit)
							Additional paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive loss
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at May 13, 1999 (inception)	—	$—	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of common stock to founders at $0.001 per share for cash in May 1999	—	—	—	—	750,000	750	750	—	—	—	1,500
Issuance of common stock at $0.01 per share for technology in June 1999	—	—	—	—	950,000	950	18,050	—	—	—	19,000
Issuance of Series A convertible preferred stock at $1.00 per share for cash in July 1999, net of financing costs of $65,656	—	—	3,000,000	3,000	—	—	2,931,344	—	—	—	2,934,344
Compensation expense associated with stock options issued to consultants	—	—	—	—	—	—	793	—	—	—	793
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	(938,817)	(938,817)

Balance at December 31, 1999	—	—	3,000,000	3,000	1,700,000	1,700	2,950,937	—	—	(938,817)	2,016,820
Issuance of Series B redeemable convertible preferred stock at $1.44 per share for cash in December 2000, net of financing costs of $80,703	9,589,121	13,727,631	—	—	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock upon conversion of notes payable in December 2000	1,437,215	2,069,589	—	—	—	—	—	—	—	—	—
Issuance of common stock for cash	—	—	—	—	175,938	176	27,011	—	—	—	27,187
Compensation expense associated with stock options issued to consultants	—	—	—	—	—	—	14,771	—	—	—	14,771
Imputed dividends on Series B redeemable convertible preferred stock	—	92,621	—	—	—	—	—	—	—	(92,621)	(92,621)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	(3,965,121)	(3,965,121)

Balance at December 31, 2000	11,026,336	15,889,841	3,000,000	3,000	1,875,938	1,876	2,992,719	—	—	(4,996,559)	(1,998,964)
Issuance of Series B redeemable convertible preferred stock at $1.44 per share for cash in March 2001, net of financing costs of $6,971	277,778	393,029	—	—	—	—	—	—	—	—	—
Exercise of stock options for cash	—	—	—	—	120,574	121	24,493	—	—	—	24,614
Compensation expense associated with stock options issued to consultants	—	—	—	—	—	—	23,483	—	—	—	23,483
Imputed dividends on Series B redeemable convertible preferred stock	—	1,125,824	—	—	—	—	—	—	—	(1,125,824)	(1,125,824)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	(6,273,370)	(6,273,370)

Balance at December 31, 2001	11,304,114	$17,408,694	3,000,000	$3,000	1,996,512	$1,997	$3,040,695	$—	$—	$(12,395,753)	$(9,350,061)

See accompanying notes.

DEXCOM, INC.
(a development stage company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

	Redeemable convertible preferred stock		Convertible preferred stock							Deficit accumulated during the development stage
					Common stock						Total stockholders' equity (deficit)
							Additional paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive loss
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2001	11,304,114	$17,408,694	3,000,000	$3,000	1,996,512	$1,997	$3,040,695	$—	$—	$(12,395,753)	$(9,350,061)

Issuance of Series C redeemable convertible preferred stock at $2.30 per share for cash in May and June 2002, net of financing costs of $129,341	12,790,870	29,289,660	—	—	—	—	—	—	—	—	—
Imputed dividends on Series B redeemable convertible preferred stock	—	1,139,445	—	—	—	—	—	—	—	(1,139,445)	(1,139,445)
Imputed dividends on Series C redeemable preferred stock	—	1,270,267	—	—	—	—	—	—	—	(1,270,267)	(1,270,267)
Accretion of stock issuance costs on redeemable convertible preferred stock	—	41,356	—	—	—	—	—	—	—	(41,356)	(41,356)
Exercise of stock options for cash	—	—	—	—	88,860	89	23,880	—	—	—	23,969
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	(7,708,029)	(7,708,029)

Balance at December 31, 2002	24,094,984	49,149,422	3,000,000	3,000	2,085,372	2,086	3,064,575	—	—	(22,554,850)	(19,485,189)
Imputed dividends on Series B redeemable convertible preferred stock	—	1,139,455	—	—	—	—	—	—	—	(1,139,455)	(1,139,455)
Imputed dividends on Series C redeemable convertible preferred stock	—	2,059,330	—	—	—	—	—	—	—	(2,059,330)	(2,059,330)
Accretion of stock issuance costs on redeemable preferred stock	—	35,727	—	—	—	—	—	—	—	(35,727)	(35,727)
Exercise of stock options for cash	—	—	—	—	158,716	158	33,282	—	—	—	33,440
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	(9,914,591)	(9,914,591)

Balance at December 31, 2003	24,094,984	52,383,934	3,000,000	3,000	2,244,088	2,244	3,097,857	—	—	(35,703,953)	(32,600,852)
Issuance of Series D redeemable convertible preferred stock at $2.69 per share for cash in December 2004, net of financing costs of $1,144,000	8,355,886	21,355,894	—	—	—	—	—	—	—	—	—
Imputed dividends on Series B redeemable convertible preferred stock	—	1,139,455	—	—	—	—	—	—	—	(1,139,455)	(1,139,455)
Imputed dividends on Series C redeemable preferred stock	—	2,059,330	—	—	—	—	—	—	—	(2,059,330)	(2,059,330)
Accretion of stock issuance costs on redeemable convertible preferred stock	—	35,727	—	—	—	—	—	—	—	(35,727)	(35,727)
Exercise of stock option for cash	—	—	—	—	79,212	79	23,130	—	—	—	23,209
Deferred stock compensation related to employee stock option grants	—	—	—	—	—	—	3,097,025	(3,097,025)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	448,689	—	—	448,689
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	(13,946,464)	(13,946,464)

Balance at December 31, 2004	32,450,870	$76,974,340	3,000,000	$3,000	2,323,300	$2,323	$6,218,012	$(2,648,336)	$—	$(52,884,929)	$(49,309,930)

See accompanying notes.

DEXCOM, INC.
(a development stage company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

	Redeemable convertible preferred stock		Convertible preferred stock							Deficit accumulated during the development stage
					Common stock						Total stockholders' equity (deficit)
							Additional paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive loss
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2004	32,450,870	$76,974,340	3,000,000	$3,000	2,323,300	$2,323	$6,218,012	$(2,648,336)	$—	$(52,884,929)	$(49,309,930)

Accretion of stock issuance costs on redeemable convertible preferred stock	—	122,232	—	—	—	—	—	—	—	(122,232)	(122,232)
Issuance of stock in initial public offering in April 2005 at $12.00 per share for cash, net of offering costs	—	—	—	—	4,700,000	4,700	50,474,212	—	—	—	50,478,912
Conversion of redeemable and convertible preferred stock	(32,450,870)	(77,096,572)	(3,000,000)	(3,000)	17,725,401	17,725	77,081,847	—	—	—	77,096,572
Exercise of options and issuance of common stock for cash		—	—	—	661,818	663	261,707	—	—	—	262,370
Issuance of stock for services	—	—	—	—	6,040	6	77,993	—	—	—	77,999
Deferred stock compensation related to employee stock option and award grants	—	—	—	—	—	—	23,451	(23,451)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	1,587,573	—	—	1,587,573
Compensation expense associated with stock options issued to consultants	—	—	—	—	—	—	120,157	—	—	—	120,157
Comprehensive loss:
Unrealized losses on available-for-sale investment securities	—	—	—	—	—	—	—	—	(11,928)	—	(11,928)
Net loss	—	—	—	—	—	—	—	—	—	(30,767,430)	(30,767,430)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	(30,779,358)

Balance at December 31, 2005	—	$—	—	$—	25,416,559	$25,417	$134,257,379	$(1,084,214)	$(11,928)	$(83,774,591)	$49,412,063

See accompanying notes.

DEXCOM, INC.
(a development stage company)

STATEMENTS OF CASH FLOWS

				Period from May 13, 1999 (inception) through December 31 2005
	Years Ended December 31,
	2005	2004	2003
Operating activities
Net loss	$(30,767,430)	$(13,946,464)	$(9,914,591)	$(73,513,822)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	1,065,007	486,805	353,550	2,527,159
Stock-based compensation	1,665,572	448,689	—	2,114,261
Accretion and amortization related to investments, net	(12,979)	—	—	(12,979)
Interest on converted notes	—	—	—	70,480
Loss on disposal of equipment	—	29,905	—	65,767
Compensation expense associated with stock options issued to consultants	120,157	—	—	159,204
Changes in operating assets and liabilities:
Prepaid and other current assets	(194,836)	42,872	62,255	(271,617)
Restricted cash	(50,000)	(200,000)	—	(250,000)
Accounts payable and accrued liabilities	4,944,980	475,380	58,062	6,184,734
Accrued payroll and related expenses	560,886	108,951	(21,011)	889,362
Deferred rent	114,858	125,241	—	240,099

Net cash used in operating activities	(22,553,785)	(12,428,621)	(9,461,735)	(61,797,352)
Investing activities
Purchase of available-for-sale marketable securities	(31,573,035)	—	—	(39,338,315)
Proceeds from the maturity of available-for-sale marketable securities	18,080,000	—	7,765,280	25,845,280
Purchase of property and equipment	(4,676,606)	(1,757,523)	(408,609)	(8,038,134)
Proceeds on sale of equipment	—	—	—	1,017
Other assets	—	20,063	9,065	—

Net cash provided by (used in) investing activities	(18,169,641)	(1,737,460)	7,365,736	(21,530,152)
Financing activities
Proceeds from convertible notes payable	—	—	—	2,000,000
Net proceeds from issuance of common stock	50,741,282	23,209	33,440	50,874,901
Net proceeds from issuance of preferred stock	—	21,355,894	—	67,699,667

Net cash provided by financing activities	50,741,282	21,379,103	33,440	120,574,568

Increase (decrease) in cash and cash equivalents	10,017,856	7,213,022	(2,062,559)	37,247,064
Cash and cash equivalents, beginning of period	27,229,208	20,016,186	22,078,745	—

Cash and cash equivalents, ending of period	$37,247,064	$27,229,208	$20,016,186	$37,247,064

Non-cash investing and financing transactions:
Purchase of technology in exchange for common stock	$—	$—	$—	$19,000

Conversion of notes payable into Series B preferred stock	$—	$—	$—	$2,000,000

Conversion of Series A, B, C, and D preferred stock	$77,099,572	$—	$—	$77,099,572

Accretion to redemption value of Series B, Series C, and Series D redeemable convertible preferred stock	$122,232	$3,234,512	$3,234,512	$10,260,769

Unrealized loss on marketable securities	$11,928	$—	$—	$11,928

See accompanying notes.

DEXCOM, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

1. Organization and Summary of Significant Accounting Policies

Organization and Business

DexCom, Inc., or the Company, is a development stage medical device company focused on the design and development of continuous glucose monitoring systems for people with diabetes. Since inception the Company has devoted substantially all of its resources to start-up activities, raising capital and research and development, including product design, testing, manufacturing and clinical trials. The Company has focused its development activities on two continuous glucose monitoring systems: a short-term system with a disposable sensor that can be inserted by a patient, and a long-term system with a sensor that can be implanted by a physician. The Company's glucose monitoring systems are designed to provide real-time continuous blood glucose values, trend data and alerts to assist patients in managing their blood glucose levels. The Company has not generated any revenue from its development activities and will not be able to generate revenue until one of its products is approved, if ever.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Significant estimates include estimated clinical study expenses and estimated losses on firm purchase commitments. Estimated clinical study expenses are comprised of payments for work performed by contract research organizations, physicians and participating hospitals. Expenses are accrued for clinical studies performed by contract research organizations based on estimates of work performed under contracts. Expenses for setting up clinical trial sites are accrued immediately. Clinical expenses related to patient enrollment are accrued as patients are enrolled in a trial. Losses on firm purchase commitments are based on the excess of the cost of future materials above the estimate market price of the goods.

Cash and Cash Equivalents

The Company invests its excess cash in bank deposits, money market accounts, and highly liquid debt securities. The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

Short-Term Marketable Securities

The Company has classified its short-term investments as "available-for-sale" and carries them at fair value with unrealized gains and losses, if any, reported as a separate component of stockholders' equity and included in comprehensive loss. Realized gains and losses are calculated on the specific identification method and recorded as interest income.

Fair Value of Financial Instruments

Financial instruments, including cash and cash equivalents, prepaid expenses, accounts payable and accrued liabilities, are carried at cost, which management believes approximates fair value given their short-term nature.

Letter of Credit

At December 31, 2005 and 2004, the Company had irrevocable letters of credit outstanding with a commercial bank for approximately $250,000 and $200,000, respectively, securing its facility leases. The Company has deposited an aggregate of $250,000 and $200,000 at December 31, 2005 and 2004, respectively, of certificates of deposit securing the letters of credit. An equal amount of restricted cash has been separately disclosed in the accompanying balance sheets.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, and short-term investment securities. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The Company has established guidelines relative to diversification of its cash and investment securities and their maturities that are intended to secure safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates and changes in the Company's operations and financial position.

Property and Equipment

Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets, generally three to five years, using the straight-line method. Leasehold improvements are stated at cost and amortized over the shorter of the estimated useful lives of the assets or the lease term.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards, or SFAS No. 144, Accounting for the Impairment of Disposable Long-Lived Assets, the Company will record impairment losses on long-lived assets used in operations when events and circumstances indicate that assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. To date, the Company has not experienced any impairment losses on its long-lived assets used in operations.

Stock-Based Compensation

The Company accounts for employee stock option and purchase plans using the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25 ("APB No. 25"), Accounting for Stock Issued to Employees, Financial Accounting Standards Board ("FASB") Interpretation No. 44 ("FIN No. 44"), Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and related interpretations and has adopted the disclosure-only provisions of

Statement of Financial Standards No. 123 ("SFAS No.123"), Accounting for Stock-Based Compensation.

Options or stock awards issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123 and Emerging Issues Task Force No. 96-18 ("EITF No. 96-18"), Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods and Services and recognized over the related service period.

The information regarding net loss as required by SFAS No. 123, as amended, has been determined as if the Company had accounted for its employee stock option and purchase plans under the fair-value method. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future periods, since future periods are likely to include additional grants and the impact of future years' vesting.

In connection with the grant of certain stock options and unvested restricted stock to employees during the year ended December 31, 2005 and 2004, the Company recorded deferred stock-based compensation within stockholders' equity (deficit) of $197,461 and $3,097,025, respectively, which represents the difference between the fair value of the common stock and the option exercise price or the restricted stock purchase price at the date of grant. Such amount will be amortized over the vesting period of the applicable options and restricted stock on an accelerated basis. The amount of deferred stock-based compensation within stockholders' equity (deficit) of $197,461 during the year ended December 31, 2005 included the reversal of $174,010 associated with terminated employees.

The Company recorded stock-based compensation expense of $1,785,729 and $448,689 for the years ended December 31, 2005 and 2004, respectively. Excluding the potential impact of adopting Statement of Financial Standards No. 123(revised 2004), Share Based Payment", as amended, the expected future expense for deferred stock-based compensation for stock options and unvested restricted stock granted through December 31, 2005, is as follows:

Fiscal Year Ending
2006	$681,282
2007	319,041
2008	83,891

Total	$1,084,214

The table below illustrates the effect on net loss and net loss per share attributable to common stockholders had the Company applied the fair value provisions of SFAS No. 123 to employee stock compensation.

				Period from May 13, 1999 (inception) through December 31, 2005
	Years Ended December 31,
	2005	2004	2003
Net loss attributable to common stockholders, as reported	$(30,889,662)	$(17,180,976)	$(13,149,103)	$(83,774,591)
Add: Stock-based compensation expense included in net loss	1,785,729	448,689	—	2,234,418
Deduct: Stock-based compensation expense determined under fair-value method	(4,291,923)	(609,685)	(43,419)	(4,994,005)

Pro forma net loss attributable to common stockholders	$(33,395,856)	$(17,341,972)	$(13,192,522)	$(86,534,178)

Basic and diluted net loss per share attributable to common Stockholders, as reported	$(1.63)	$(7.51)	$(6.06)

Pro forma basic and diluted net loss per share attributable to common stockholders	$(1.76)	$(7.59)	$(6.08)

The fair value of options granted in connection with stock option plans and rights granted in connection with the employee stock purchase plan above using the "Black-Scholes" method have been estimated with the following assumptions:

	Years Ended December 31,
	2005	2004	2003
Risk free interest rate	3.3 - 4.5%	3.7%	3.0%
Dividend yield	0%	0%	0%
Expected volatility of the Company's stock	0.40 - 0.60	0.60	—
Expected life	1 - 5 years	5 years	4 years

Research and Development

All costs of research and development are expensed as incurred. Research and development expenses primarily include salaries and related costs, overhead, part components, and fees paid to consultants.

Comprehensive Loss

SFAS No. 130, Reporting Comprehensive Income, requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including foreign currency translation adjustments, and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income. Comprehensive loss was not different than net loss for the period from May 13, 1999 (inception) through December 31, 2004.

Deferred Rent

Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense accrued and amounts paid under the lease agreement is recorded as deferred rent in the accompanying balance sheets.

Income Taxes

In accordance with SFAS No. 109, Accounting for Income Taxes, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

Recent Accounting Pronouncements

In December 2004 and as amended in April 2005, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, which replaces SFAS No. 123, and supercedes APB No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values at the fiscal year beginning January 1, 2006, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. Under SFAS No. 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning in the first period restated. The Company is evaluating the requirements of SFAS No. 123R and expects that the adoption of SFAS No. 123R will have a material impact on the Company's results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123.

In November 2004, the FASB issued SFAS 151, Inventory Costs, an amendment of ARB 43, Chapter 4. This statement amends previous guidance as it relates to inventory valuation to clarify that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be recorded as current-period charges. The effective date of SFAS 151 is January 1, 2006. The Company is evaluating the requirements of SFAS No. 151 and has not completed its assessment of the impact on future reporting periods.

2. Net Loss Per Common Share

 Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, redeemable convertible preferred stock, convertible preferred stock, stock options and the outstanding warrant are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

Historical outstanding anti-dilutive securities not included in diluted net loss per share attributable to common stockholders calculation:

	December 31,
	2005	2004	2003
Redeemable convertible preferred stock	—	32,450,870	24,094,984
Convertible preferred stock	—	3,000,000	3,000,000
Warrant	87,458	87,458	—
Options to purchase common stock	3,557,395	3,353,133	2,039,337
Restricted stock	19,750	—	—

	3,664,603	38,891,461	29,134,321

Pro Forma Net Loss per Share

Management believes that the additional disclosure below is useful to investors because it shows what basic loss per share would have been if the conversions of the company's preferred stock had occurred at the beginning of the respective periods being reported rather than during the periods. The calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders assumes the conversion of all shares of Series A convertible preferred stock, Series B, Series C and Series D redeemable convertible preferred stock into shares of common stock using the as-if-converted method, as if such conversion had occurred as of January 1, 2003, or the original issuance date, if later. The actual conversion date was April 13, 2005. The Company's pro forma net loss per share is as follows:

	Years Ended December 31,
	2005	2004	2003
Pro forma
Numerator:
Net loss attributable to common stockholders, as reported	$(30,889,662)	$(17,180,976)	$(13,149,103)
Reversal of accretion to redemption value of Series B, Series C and Series D redeemable convertible preferred stock	122,232	3,234,512	3,234,512

Pro forma net loss attributable to common stockholders	$(30,767,430)	$(13,946,464)	$(9,914,591)

Denominator:
Shares used to compute basic and diluted net loss per share attributable to common stockholders	18,944,208	2,286,320	2,169,922
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock on January 1, 2005, 2004 and 2003, respectively	5,001,971	13,559,052	13,527,886

Pro forma shares used in basic and diluted pro forma net loss per share	23,946,179	15,845,372	15,697,808

Pro forma basic and diluted net loss per share attributable to common stockholders	$(1.28)	$(0.88)	$(0.63)

3. Financial Statement Details

Short-Term Marketable Securities, Available for Sale

As described in Note 1, short-term investment securities, consisting solely of debt securities with contractual maturities of less than one year, were as follows:

	December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Government Agencies	$13,289,616	$—	$(11,928)	$13,277,688

Property and Equipment

Property and equipment consist of the following:

	December 31,
	2005	2004
Furniture and fixtures	$626,896	$350,300
Computer equipment	1,043,305	459,851
Machinery and equipment	4,223,200	1,233,079
Leasehold improvements	1,478,894	652,459

	7,372,295	2,695,689
Accumulated depreciation and amortization	(1,908,804)	(843,797)

Property and equipment, net	$5,463,491	$1,851,892

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 and for the period from May 13, 1999 (inception) through December 31, 2005 was $1,065,007, $486,805, $353,550, and $2,527,159, respectively.

Accounts Payable and Accrued Liabilities

	December 31,
	2005	2004
Accounts payable trade	$1,636,347	$356,861
Accrued tax, audit, and legal fees	577,188	215,813
Estimated loss on purchase commitment	1,735,781	—
Accrued other	2,058,878	446,205

Total	$6,008,194	$1,018,879

Accrued Payroll and Related Expenses

	December 31,
	2005	2004
Accrued paid time off	$392,024	$214,426
Accrued wages	256,041	108,240
Other accrued employee benefits	241,297	5,810

Total	$889,362	$328,476

4. Commitments and contingencies

Leases

The Company leases its primary facilities under a seven-year operating lease agreement that expires on January 13, 2011. The Company also leases additional facilities located near its corporate headquarters. Future minimum lease payments related to the lease commitments are as follows:

Fiscal Year Ending
2006	$536,362
2007	457,273
2008	471,330
2009	485,828
2010	500,296
Thereafter	211,087

Total	$2,662,176

Rent expense for the years ended December 31, 2005, 2004, 2003, and for the period from May 13, 1999 (inception) through December 31, 2005 was $504,307, $503,006, $165,451 and $1,674,773, respectively.

Litigation

On August 11, 2005, Abbott Diabetes Care, Inc. ("Abbott") filed a patent infringement lawsuit against us in the United States District Court for the District of Delaware, seeking a declaratory judgment that the short-term glucose monitor infringes certain patents held by Abbott. The Company moved to dismiss these claims on August 31, 2005. In addition to the Company's motion to dismiss, the Company has also filed requests for reexamination of the Abbott patents with the United States Patent Office on January 25, 2006 and February 1, 2006. On February 22, 2006, the Company filed a motion to stay the entirety of the Delaware case pending decision from the Patent Office on those requests for reexamination. On February 23, 2006, the Court held a scheduling conference, during which it set a trial date of October 9, 2007. The court has not yet reviewed or ruled the Company's motions to dismiss or stay the case. DexCom believes the complaint is without merit and intends to vigorously contest the action.

Loss on Purchase Commitments

For the year ended December 31, 2005, the Company recognized losses on firm purchase commitments of $2,033,906 that is included within research and development costs. Losses on firm purchase commitments are based on the excess of the cost of future materials on order above the estimate market price of the goods.

Purchase Commitments

The Company is party to various purchase arrangements related to its development activities including materials used in its glucose monitoring systems. As of December 31, 2005, the Company had purchase commitments with vendors of approximately $11,914,000 due within one year. There are no purchase commitments due beyond one year.

5. License Agreement

 In August 2001, the Company acquired the exclusive right to manufacture and sell products using the SM Technologies, LLC intellectual property in the field of diabetes. The Company is required to make minimum advanced royalty payments as noted in the table below. In addition, the Company shall pay a royalty of $12.00 per unit (subject to an annual 3% increase after product commercialization), per licensed product sold by the Company. The intellectual property is currently used in the Company's long-term sensor. The license expires concurrent with the last patent to expire.

Future minimum advanced royalties are as follows:

Fiscal Year Ending
2006	$116,000
2007	116,000
2008	116,000
2009	116,000
2010	116,000
Thereafter	696,000

Total	$1,276,000

6. Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)

Stock Split

On March 23, 2005, the Company effected a 1-for-2 reverse stock split of the outstanding common stock. The accompanying financial statements and these notes give retroactive effect to the reverse stock split for all periods presented.

Initial Public Offering

On April 19, 2005, the Company closed the initial public offering of its common stock in which it sold 4,700,000 shares of common stock for gross proceeds of $56.4 million. After deduction of underwriting discounts, commissions and offering expenses, the Company received net proceeds of $50.5 million.

Convertible Preferred Stock

Effective April 13, 2005 and in conjunction with the Company's initial public offering, all 35,450,870 shares of redeemable convertible preferred stock and convertible series A preferred stock converted to 17,725,401 shares of common stock.

Changes in Capitalization

Effective April 13, 2005, the Amended and Restated Certificate of Incorporation authorizes "blank check" preferred stock, which enables the Board of Directors to designate and issue, without stockholder approval, preferred stock with rights senior to those of common stock.

Warrant

In December 2004, in connection with the issuance of the Series D redeemable convertible preferred stock, the Company issued a warrant to Piper Jaffray & Co. to purchase 87,458 shares of Series D redeemable convertible preferred stock at an exercise price of $2.69 per share. In connection with the Company's initial public offering and the stock split in April 2005, the warrant became exercisable for 43,729 shares of common stock at an exercise price of $5.38 per share. The warrant is exercisable until April 2007.

7. Income Taxes

 At December 31, 2005, the Company has federal and state tax net operating loss carryforwards of approximately $68.6 million and $67.3 million, respectively. The federal and state tax loss carryforwards will begin to expire in 2019 and 2007, respectively, unless previously utilized. The Company also has federal and state research and development tax credit carryforwards of approximately $2.1 million each. The federal research and development tax credit will begin to expire in 2019, unless previously utilized.

Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company's net operating loss and credit carryforwards may be limited in the event that a cumulative change in ownership of more than 50% has occurred within a three-year period.

Significant components of the Company's deferred tax assets as of December 31, 2005 and 2004 are shown below. A valuation allowance of approximately $32.4 million has been established as of December 31, 2005 to offset the deferred tax assets, as realization of such assets is uncertain.

	December 31,
	2005	2004
Deferred tax assets:
Net operating loss carryforwards	$27,883,000	$16,801,000
Research and development credit carryforwards	3,486,000	1,399,000
Other, net	1,061,000	253,000

Total deferred tax assets	32,430,000	18,453,000
Valuation allowance for deferred tax assets	(32,430,000)	(18,453,000)

Net deferred taxes	$—	$—

8. Related Party Transactions

 The Company's Chairman retains one-half ownership in Archipelago Aviation and is also a director of Oracle Corporation. During the year ended December 31, 2005, the Company incurred costs with Archipelago Aviation totaling $191,288 for airline transportation related to travel activities during the Company's initial public offering and subsequent clinical site visits. Expenses incurred relating to an Oracle ERP system for the years ended December 31, 2005 and 2004, and for the period from May 13, 1999 (inception) through December 31, 2005 totaled $6,483, $10,046, and $16,529, respectively. The Company's Chairman was not involved in the selection of the Company's ERP system. The Company believes that the aforementioned arrangements were at no less favorable rates to the Company than those that could have been obtained from unrelated third parties.

The Company has paid fees for management services totaling $1,743,604 for the period from May 13, 1999 (inception) through the year ended December 31, 2002 to a venture capital firm, which owns an equity interest in the Company. No fees have been paid for the years ended December 31, 2005, 2004, or 2003.

9. Employee Benefit Plans

401(k) Plan

The Company has a defined contribution 401(k) retirement plan, or the 401(k) Plan, covering substantially all employees that meet certain age requirements. Employees may contribute up to 90% of their compensation per year (subject to a maximum limit by federal tax law). Under the 401(k) Plan, the Company may elect to match a discretionary percentage of contributions. No such matching contributions have been made to the 401(k) Plan since its inception.

The following plans became effective April 13, 2005, the effective date of the Company's registration statement on Form S-1 for its initial public offering:

  •
  The 2005 Equity Incentive Plan—the 2005 Equity Incentive Plan replaced the 1999 equity incentive plan and includes a reserve of 3,000,000 shares of common stock. The shares reserved include all shares that were available under the 1999 plan on the day it was terminated.

  •
  The 2005 Employee Stock Purchase Plan—the 2005 Employee Stock Purchase has a reserve of 150,000 shares of common stock.

Employee Stock Purchase Plan

Employee Stock Purchase Plan (the "Purchase Plan") permits eligible employees of the Company to purchase shares of common stock, at semi-annual intervals, through periodic payroll deductions. Payroll deductions may not exceed 10% of the participant's cash compensation subject to certain limitations, and the purchase price will not be less than 85% of the lower of the fair market value of the stock at either the beginning of the applicable "Offering Period" or the Purchase Date. Except for the First Offering Period, each Offering Period is 12 months, with new Offering Periods commencing every six months on the dates of February 1 and August 1 of each year. The First Offering Period runs from April 13, 2005 to July 31, 2006 and includes the Purchase Dates of January 31 and July 31 of 2006. During the year ended December 31, 2005, no shares had been issued under the Purchase Plan. On January 31, 2006, the Company issued 35,556 shares of common stock under the Purchase Plan.

Option Plans

In 1999, the Company adopted the 1999 Incentive Stock Plan ("1999 Plan"), as amended, and reserved 5,037,761 shares of common stock for grants. The 1999 Plan provided for the grant of incentive and nonstatutory stock options, stock bonuses and rights to purchase stock to employees, directors or consultants of the Company.

In 2005, the Company adopted the 2005 Equity Incentive Plan ("2005 Plan") which replaced the 1999 Plan and provides for the grant of incentive and nonstatutory stock options, restricted stock, stock bonuses, stock appreciation rights, and restricted stock units to employees, directors or consultants of the Company. Options generally vest over four years and expire ten years from the date of grant. In addition, incentive stock options may not be granted at a price less than the 100% of the fair market value on the date of grant.

A summary of the Company's stock option activity, and related information for the period May 13, 1999 (inception) to December 31, 2005 is as follows:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at May 13, 1999 (Inception)	—	$—
Granted	383,250	$0.20
Cancelled	(2,500)	$0.20

Outstanding at December 31, 1999	380,750	$0.20
Granted	307,000	$0.24
Exercised	(35,937)	$0.20

Outstanding at December 31, 2000	651,813	$0.22
Granted	246,500	$0.30
Exercised	(120,574)	$0.20
Cancelled	(65,833)	$0.20

Outstanding at December 31, 2001	711,906	$0.24
Granted	853,751	$0.30
Exercised	(88,860)	$0.26
Cancelled	(25,000)	$0.30

Outstanding at December 31, 2002	1,451,797	$0.28
Granted	958,670	$0.50
Exercised	(158,716)	$0.22
Cancelled	(212,414)	$0.26

Outstanding at December 31, 2003	2,039,337	$0.28
Granted	1,504,254	$1.56
Exercised	(79,212)	$0.30
Cancelled	(111,246)	$0.44

Outstanding at December 31, 2004	3,353,133	$0.92
Granted	1,039,087	$12.69
Exercised	(632,053)	$0.42
Cancelled	(202,772)	$2.88

Outstanding at December 31, 2005	3,557,395	$4.33

The following table summarizes information about stock options outstanding at December 31, 2005:

Options Outstanding
				Options Exercisable
		Weighted Average Remaining Contractual Life
Range of Exercise Price	Number of Shares		Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 0.30 - $ 2.40	2,547,045	7.6	$1.02	1,652,595	$0.63
$10.00 - $12.50	551,850	9.4	$11.57	7,875	$10.00
$12.51 - $14.33	458,500	9.8	$14.03	—	$—

	3,557,395			1,660,470

Restricted Stock Awards

During the year ended December 31, 2005, the Company issued 19,750 shares of unvested restricted common stock awards to certain employees. The grant awards vest 25% annually and are fully vested following the fourth anniversary of the vesting start date which ranges between January 3 and February 14, 2009. Vesting is subject to employment and the Company has the right to repurchase unvested shares at the original issuance price of $0.001 per share subject to certain terms and conditions. As of December 31, 2005, there were 19,750 shares subject to repurchase.

Deferred Stock-Based Compensation

No employee stock compensation expense was reflected in the Company's reported net loss in any period prior to 2004, as all options granted had an exercise price equal to the estimated fair value of the underlying common stock on the date of grant. During 2004, stock options were granted with exercise prices that were equal to the estimated fair value of the common stock at the date of grant as determined by the Board of Directors. Subsequent to the commencement of the initial public offering process, the Company determined that certain of the stock options granted during 2004 were granted at exercise prices that were below the reassessed fair value of the common stock on the date of grant. With respect to these options granted, the Company recorded deferred stock-based compensation of $3,097,025 during the year ended December 31, 2004. During 2005, the Company granted 19,750 shares of unvested restricted common stock awards to certain employees and recorded deferred stock-based compensation of $197,461. Deferred stock-based compensation is recognized and amortized on an accelerated basis in accordance with FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, over the vesting period of the related awards, which is generally four years.

Reserved Shares

The Company has reserved shares of common stock for future issuance as follow:

	December 31,
	2005	2004
Preferred stock
Conversion of Series A convertible preferred stock	—	1,499,999
Conversion of Series B redeemable convertible preferred stock	—	5,652,050
Conversion of Series C redeemable convertible preferred stock	—	6,395,423
Conversion of Series D redeemable convertible preferred stock	—	4,177,929
Series D redeemable convertible preferred stock warrant	43,729	43,729
Stock options under the Company's plans:
Granted and outstanding	3,557,395	3,353,133
Reserved for future grant	2,269,753	1,201,329
Employee Stock Purchase Plan	150,000	—

Total	6,020,877	22,323,592

2005 and 2006 Bonus Pool

On December 7, 2005, the Compensation Committee of the Company approved the 2005 Bonus Pool and the 2006 Bonus Pool. Under the 2005 Bonus Pool, the Company's employees, including its executive officers, are eligible for cash bonus awards ("Awards") for their 2005 performance. The Company established a cash bonus pool of an amount up to $600,000 of which $534,134 was paid as of December 31, 2005. The amounts of Awards, if any, allocable to individual employees will be at the discretion of the Chief Executive Officer, except for Awards to executive officers of the Company, which will be recommended by the Chief Executive Officer and reviewed and approved by the Committee. The 2006 Bonus Pool includes an amount of at least $1.9 million, based on 25% of salary and wages for non sales employees, to be awarded from the pool based on the weighted average achievement measured against certain objectives.

10. Quarterly Financial Information (Unaudited)

 The following is a summary of the quarterly results of operations for the years ended December 31, 2005 and 2004:

Year ended December 31, 2005

	For the Three Months Ended
	December 31	September 30	June 30	March 31
Total operating costs	$12,604,523	$6,861,053	$6,842,226	$6,121,672
Net loss attributable to common stockholders	(12,067,626)	(6,329,621)	(6,399,490)	(6,092,925)
Basic and diluted net loss per share attributable to common stockholders	$(0.48)	$(0.25)	$(0.29)	$(2.36)

Year ended December 31, 2004

	For the Three Months Ended
	December 31	September 30	June 30	March 31
Total operating costs	$3,800,785	$3,870,514	$3,199,314	$3,196,504
Net loss attributable to common stockholders	(4,598,295)	(4,643,059)	(3,974,874)	(3,964,748)
Basic and diluted net loss per share attributable to common stockholders	$(1.98)	$(2.01)	$(1.75)	$(1.76)

11. Recent Events

 On March 20, 2006, the Company entered into a loan and security agreement that provides for a loan of up to $5.0 million to finance various equipment expenses. The loan bears an interest rate equal to the lender's prime rate plus 0.25% and matures on September 20, 2009. The Company has granted a security interest in substantially all of its tangible assets as collateral for the loans under the loan and security agreement. The agreement imposes certain limitations on the Company's ability to engage in certain transactions. At March 31, 2006, the Company had no borrowings under the loan and security agreement.

4,132,500 Shares

DEXCOM, INC.

Common Stock

PROSPECTUS

Piper Jaffray

First Albany Capital

Lazard Capital Markets

Montgomery & Co., LLC

                       , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the NASDAQ National Market filing fee.

Securities and Exchange Commission registration fee	$10,430
NASD filing fee	10,247
Accounting fees and expenses	200,000
Legal fees and expenses	300,000
Printing and engraving expenses	200,000
Blue sky fees and expenses	10,000
Transfer agent and registrar fees and expenses	30,000
Miscellaneous	39,323

Total	$800,000

ITEM 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

As permitted by the Delaware General Corporation Law, the Registrant's restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to the Registrant or its stockholders,

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

  •
  under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases), or

  •
  for any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant's restated bylaws provide that:

  •
  the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions,

  •
  the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law,

  •
  the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions, and

  •
  the rights conferred in the bylaws are not exclusive.

The Registrant has entered into Indemnification Agreements with each of its current directors and officers to provide such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought. Reference is also made to Section 6 of the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provision in the Registrant's restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act.

The Registrant has directors' and officers' liability insurance for securities matters.

See also the undertakings set out in response to Item 17.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Underwriting Agreement	1.01
Registrant's Restated Certificate of Incorporation	3.01
Registrant's Restated Bylaws	3.03
Second Amended and Restated Investors' Rights Agreement dated December 30, 2004	4.02
Form of Indemnity Agreement	10.01

ITEM 15. Recent Sales of Unregistered Securities.

1.    Since January 1, 2003, we have granted stock options not registered under a Form S-8 registration statement to purchase 2,804,412 shares of our common stock at exercise prices ranging from $0.50 to $12.00 per share per share to our employees, consultants and directors under our 1999 stock option plan. Since January 1, 2003, we have issued and sold an aggregate of 818,828 shares of our common stock not registered under a Form S-8 registration statement to employees, consultants and directors at prices ranging from $0.20 to $0.50 per share pursuant to exercises of options granted under our 1999 stock option plan.

2.    In December 2004, we issued and sold an aggregate of 8,355,886 shares of our Series D redeemable convertible preferred stock to 21 venture capital funds and 24 individual investors for an aggregate purchase price of approximately $22,499,894 in cash. These shares of Series D redeemable convertible preferred stock were converted into 4,177,929 shares of common stock.

3.    In December 2004, we issued a warrant to purchase up to 87,458 shares of our Series D redeemable convertible preferred stock at an exercise price of $2.69 per share to Piper Jaffray & Co. This warrant is exercisable for 43,729 shares of our common stock at an exercise price of $5.38 per share.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

ITEM 16. Exhibits and Financial Statement Schedules.

(a)
The following exhibits are filed herewith:

Number		Exhibit Title
1.01	*	Form of Underwriting Agreement.
3.01		Registrant's Restated Certificate of Incorporation (filed as Exhibit 3.05 to the Registrant's Registration Statement on Form S-1, as amended (File No. 333-122454) (the "Form S-1"), as originally filed on March 3, 2005, and incorporated herein by reference).
3.02		Certificate of Amendment of Registrant's Amended and Restated Certificate of Incorporation (filed as Exhibit 3.02 to the Form S-1, as originally filed on March 24, 2005, and incorporated herein by reference).
3.03		Registrant's Restated Bylaws (filed as Exhibit 3.05 to the Form S-1, as originally filed on March 3, 2005, and incorporated herein by reference).
4.01		Form of Specimen Certificate for Registrant's common stock (filed as Exhibit 4.01 to the Form S-1, as originally filed on March 24, 2005, and incorporated herein by reference).
4.02		Second Amended and Restated Investors' Rights Agreement, dated December 30, 2004 (filed as Exhibit 4.02 to the Form S-1, as originally filed on February 1, 2005, and incorporated herein by reference).
4.03		Form of Rights Agreement, between DexCom, Inc. and American Stock Transfer & Trust Company, including the Certificate of Designations of Series A Junior Participating Preferred Stock, Summary of Stock Purchase Rights and Forms of Right Certificate attached thereto as Exhibits A, B and C, respectively (filed as Exhibit 4.03 to the Form S-1, as originally filed on March 24, 2005, and incorporated herein by reference).
5.01	*	Opinion of Fenwick & West LLP regarding legality of the securities being registered.
10.01		Form of Indemnity Agreement between Registrant and each of its directors and executive officers (filed as Exhibit 10.01 to the Form S-1, as originally filed on February 1, 2005, and incorporated herein by reference).
10.02		1999 Stock Option Plan and related agreements (filed as Exhibit 10.02 to the Form S-1, as originally filed on February 1, 2005, and incorporated herein by reference).
10.03		2005 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreements (filed as Exhibit 10.03 to the Form S-1, as originally filed on March 24, 2005, and incorporated herein by reference).
10.04		2005 Employee Stock Purchase Plan and form of subscription agreement (filed as Exhibit 10.04 to the Form S-1, as originally filed on March 24, 2005, and incorporated herein by reference).

10.05		Amended and Restated Executive Change of Control Agreement dated January 31, 2005 between DexCom, Inc. and Andrew Rasdal (filed as Exhibit 10.05 to the Form S-1, as originally filed on March 3, 2005, and incorporated herein by reference).
10.06		Amended and Restated Employment Agreement dated January 31, 2005 between DexCom, Inc. and Andrew Rasdal (filed as Exhibit 10.06 to the Form S-1, as originally filed on March 3, 2005, and incorporated herein by reference).
10.07		Form of Change of Control Agreement with Executive Officers (filed as Exhibit 10.07 to the Form S-1, as originally filed on March 3, 2005, and incorporated herein by reference).
10.08		Sorrento Valley Business Park Lease dated December 3, 2003 between Hub Properties Trust and DexCom, Inc. (filed as Exhibit 10.08 to the Form S-1, as originally filed on March 25, 2005, and incorporated herein by reference).
10.09		Exclusive Patent License Agreement dated August 17, 2001 between SM Technologies, LLC and DexCom, Inc. (filed as Exhibit 10.09 to the Form S-1, as originally filed on April 5, 2005, and incorporated herein by reference).
10.10		Agreement Regarding Terms of Sale dated May 23, 2003 between AMI Semiconductor, Inc. and DexCom, Inc. (filed as Exhibit 10.10 to the Form S-1, as originally filed on April 5, 2005, and incorporated herein by reference).
10.11		Agreement between DexCom, Inc. and Quallion LLC, dated May 21, 2003 (filed as Exhibit 10.11 to the Form S-1, as originally filed on April 5, 2005, and incorporated herein by reference).
10.12		Lease from Hub Properties Trust to DexCom, Inc. dated May 13, 2005 (filed as Exhibit 99.01 to the Registrant's Form 8-K, as originally filed on May 18, 2005, and incorporated herein by reference).
10.13		Board Member Agreement between DexCom, Inc. and Terrance H. Gregg dated May 19, 2005 (filed as Exhibit 99.01 to the Registrant's Form 8-K, as originally filed on May 24, 2005, and incorporated herein by reference).
10.14		Offer letter between DexCom, Inc. and Jorge Valdes dated October 16, 2005 (filed as Exhibit 10.14 to the Registrant's Form 10-K, as originally filed on February 27, 2006, and incorporated herein by reference).
10.15		Offer letter between DexCom, Inc. and Rodney Kellogg dated November 4, 2005 (filed as Exhibit 10.15 to the Registrant's Form 10-K, as originally filed on February 27, 2006, and incorporated herein by reference).
10.16		Loan and Security Agreement between Square 1 Bank and DexCom, Inc., dated March 20, 2006 (filed as Exhibit 99.01 to the Registrant's Form 8-K, as originally filed on March 24, 2006, and incorporated herein by reference).
10.17		Offer letter between DexCom, Inc. and Tae W. Andrews dated March 22, 2006 (filed as Exhibit 99.01 to the Registrant's Form 8-K, as originally filed on April 5, 2006, and incorporated herein by reference).
10.18		Office Lease Agreement, dated April 4, 2006, between DexCom, Inc. and Kilroy Realty, L.P. (filed as Exhibit 99.01 to the Registrant's Form 8-K, as originally filed on April 6, 2006, and incorporated herein by reference).
10.19	*	Offer letter between DexCom, Inc. and Steven R. Pacelli dated April 10, 2006.
23.01	*	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02		Consent of Independent Registered Public Accounting Firm.

24.01	Power of Attorney (filed as Exhibit 24.01 to the Registrant's Registration Statement on Form S-1 (File No. 333-133032) filed on April 6, 2006, and incorporated herein by reference).

*
To be filed by amendment.

Financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

  (1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this 10th day of April, 2006.

DEXCOM, INC.
By:	/s/ ANDREW P. RASDAL Andrew P. Rasdal President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

Principal Executive Officer:
/s/ ANDREW P. RASDAL Andrew P. Rasdal	President, Chief Executive Officer and Director	April 10, 2006
Principal Financial Officer and Principal Accounting Officer:
/s/ STEVEN J. KEMPER Steven J. Kemper	Chief Financial Officer	April 10, 2006
Additional Directors:
* Donald L. Lucas	Chairman of the Board of Directors	April 10, 2006
* Brent Ahrens	Director	April 10, 2006
* Kim D. Blickenstaff	Director	April 10, 2006
* Sean Carney	Director	April 10, 2006
* Terrance H. Gregg	Director	April 10, 2006
* Donald A. Lucas	Director	April 10, 2006

* Glen D. Nelson, M.D.	Director	April 10, 2006
* Jay S. Skyler, M.D.	Director	April 10, 2006
*By:	/s/ STEVEN J. KEMPER Steven J. Kemper Attorney-in-Fact

EXHIBIT INDEX

Number		Exhibit Title
1.01	*	Form of Underwriting Agreement.
3.01		Registrant's Restated Certificate of Incorporation (filed as Exhibit 3.05 to the Registrant's Registration Statement on Form S-1, as amended (File No. 333-122454) (the "Form S-1"), as originally filed on March 3, 2005, and incorporated herein by reference).
3.02		Certificate of Amendment of Registrant's Amended and Restated Certificate of Incorporation (filed as Exhibit 3.02 to the Form S-1, as originally filed on March 24, 2005, and incorporated herein by reference).
3.03		Registrant's Restated Bylaws (filed as Exhibit 3.05 to the Form S-1, as originally filed on March 3, 2005, and incorporated herein by reference).
4.01		Form of Specimen Certificate for Registrant's common stock (filed as Exhibit 4.01 to the Form S-1, as originally filed on March 24, 2005, and incorporated herein by reference).
4.02		Second Amended and Restated Investors' Rights Agreement, dated December 30, 2004 (filed as Exhibit 4.02 to the Form S-1, as originally filed on February 1, 2005, and incorporated herein by reference).
4.03		Form of Rights Agreement, between DexCom, Inc. and American Stock Transfer & Trust Company, including the Certificate of Designations of Series A Junior Participating Preferred Stock, Summary of Stock Purchase Rights and Forms of Right Certificate attached thereto as Exhibits A, B and C, respectively (filed as Exhibit 4.03 to the Form S-1, as originally filed on March 24, 2005, and incorporated herein by reference).
5.01	*	Opinion of Fenwick & West LLP regarding legality of the securities being registered.
10.01		Form of Indemnity Agreement between Registrant and each of its directors and executive officers (filed as Exhibit 10.01 to the Form S-1, as originally filed on February 1, 2005, and incorporated herein by reference).
10.02		1999 Stock Option Plan and related agreements (filed as Exhibit 10.02 to the Form S-1, as originally filed on February 1, 2005, and incorporated herein by reference).
10.03		2005 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreements (filed as Exhibit 10.03 to the Form S-1, as originally filed on March 24, 2005, and incorporated herein by reference).
10.04		2005 Employee Stock Purchase Plan and form of subscription agreement (filed as Exhibit 10.04 to the Form S-1, as originally filed on March 24, 2005, and incorporated herein by reference).
10.05		Amended and Restated Executive Change of Control Agreement dated January 31, 2005 between DexCom, Inc. and Andrew Rasdal (filed as Exhibit 10.05 to the Form S-1, as originally filed on March 3, 2005, and incorporated herein by reference).
10.06		Amended and Restated Employment Agreement dated January 31, 2005 between DexCom, Inc. and Andrew Rasdal (filed as Exhibit 10.06 to the Form S-1, as originally filed on March 3, 2005, and incorporated herein by reference).
10.07		Form of Change of Control Agreement with Executive Officers (filed as Exhibit 10.07 to the Form S-1, as originally filed on March 3, 2005, and incorporated herein by reference).
10.08		Sorrento Valley Business Park Lease dated December 3, 2003 between Hub Properties Trust and DexCom, Inc. (filed as Exhibit 10.08 to the Form S-1, as originally filed on March 25, 2005, and incorporated herein by reference).
10.09		Exclusive Patent License Agreement dated August 17, 2001 between SM Technologies, LLC and DexCom, Inc. (filed as Exhibit 10.09 to the Form S-1, as originally filed on April 5, 2005, and incorporated herein by reference).

10.10		Agreement Regarding Terms of Sale dated May 23, 2003 between AMI Semiconductor, Inc. and DexCom, Inc. (filed as Exhibit 10.10 to the Form S-1, as originally filed on April 5, 2005, and incorporated herein by reference).
10.11		Agreement between DexCom, Inc. and Quallion LLC, dated May 21, 2003 (filed as Exhibit 10.11 to the Form S-1, as originally filed on April 5, 2005, and incorporated herein by reference).
10.12		Lease from Hub Properties Trust to DexCom, Inc. dated May 13, 2005 (filed as Exhibit 99.01 to the Registrant's Form 8-K, as originally filed on May 18, 2005, and incorporated herein by reference).
10.13		Board Member Agreement between DexCom, Inc. and Terrance H. Gregg dated May 19, 2005 (filed as Exhibit 99.01 to the Registrant's Form 8-K, as originally filed on May 24, 2005, and incorporated herein by reference).
10.14		Offer letter between DexCom, Inc. and Jorge Valdes dated October 16, 2005 (filed as Exhibit 10.14 to the Registrant's Form 10-K, as originally filed on February 27, 2006, and incorporated herein by reference).
10.15		Offer letter between DexCom, Inc. and Rodney Kellogg dated November 4, 2005 (filed as Exhibit 10.15 to the Registrant's Form 10-K, as originally filed on February 27, 2006, and incorporated herein by reference).
10.16		Loan and Security Agreement between Square 1 Bank and DexCom, Inc., dated March 20, 2006 (filed as Exhibit 99.01 to the Registrant's Form 8-K, as originally filed on March 24, 2006, and incorporated herein by reference).
10.17		Offer letter between DexCom, Inc. and Tae W. Andrews dated March 22, 2006 (filed as Exhibit 99.01 to the Registrant's Form 8-K, as originally filed on April 5, 2006, and incorporated herein by reference).
10.18		Office Lease Agreement, dated April 4, 2006, between DexCom, Inc. and Kilroy Realty, L.P. (filed as Exhibit 99.01 to the Registrant's Form 8-K, as originally filed on April 6, 2006, and incorporated herein by reference).
10.19	*	Offer letter between DexCom, Inc. and Steven R. Pacelli dated April 10, 2006.
23.01	*	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02		Consent of Independent Registered Public Accounting Firm.
24.01		Power of Attorney (filed as Exhibit 24.01 to the Registrant's Registration Statement on Form S-1 (File No. 333-133032) filed on April 6, 2006, and incorporated herein by reference).

*
To be filed by amendment.

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TABLE OF CONTENTS
SUMMARY
RISK FACTORS
Risks Related to Our Business
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
Single Day Continuous Data
Differences in Glucose Profiles—Unblinded Group Compared to Blinded Group
Improvement in Glucose Profiles—Unblinded Period Compared to Blinded Period
MANAGEMENT
2005 Option Grants
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
DEXCOM, INC. (a development stage company) INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DEXCOM, INC. (a development stage company) BALANCE SHEETS
DEXCOM, INC. (a development stage company) STATEMENTS OF OPERATIONS
DEXCOM, INC. (a development stage company) STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
DEXCOM, INC. (a development stage company) STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (Continued)
DEXCOM, INC. (a development stage company) STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (Continued)
DEXCOM, INC. (a development stage company) STATEMENTS OF CASH FLOWS
DEXCOM, INC. (a development stage company) NOTES TO FINANCIAL STATEMENTS December 31, 2005
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX